As filed with the Securities and Exchange Commission on July 11, 2013

Registration No. 0-54963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

NewPage Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1505118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8540 Gander Creek Drive Miamisburg, Ohio (Address of Principal Executive Offices)	45342 (Zip Code)

Registrant’s telephone number, including area code:

(877) 855-7243

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Securities to be registered pursuant to Section 12(b) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

-i-

FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. Although we believe that these forward-looking statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

•	changes in the supply of, demand for, or prices of our products;

•	general economic and business conditions in the United States, Canada and elsewhere;

•	the ability of our customers to continue as going concerns, including our ability to collect accounts receivable according to customary business terms;

•	the activities of competitors, including those that may be engaged in unfair trade practices;

•	changes in significant operating expenses, including raw material and energy costs;

•	changes in currency exchange rates;

•	changes in the availability of capital;

•	changes in the regulatory environment, including requirements for enhanced environmental compliance; and

•	the other “Risk Factors” described in Item 1A of this Registration Statement.

Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments or for any other reason, except as required by law.

INDUSTRY DATA

Information in this Registration Statement concerning the paper and forest products industry and our relative position in the industry is based on independent industry analyses, management estimates and competitor announcements. Although we believe the third party market data is from reliable sources, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. The industry data provided in this Registration Statement is derived from Resource Information Systems, Inc., or “RISI,” data, specifically the RISI Global Report, dated February 20, 2013.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Business

References to “NewPage Holdings” refer to NewPage Holdings Inc., a Delaware corporation; references to “NewPage Investment” refer to NewPage Investment Company LLC, a Delaware limited liability company and a wholly-owned subsidiary of NewPage Holdings; references to “NewPage” refer to NewPage Corporation, a Delaware corporation and a wholly-owned subsidiary of NewPage Investment. Unless the context provides otherwise, references to “we,” “us” and “our” refer to NewPage Holdings and its direct and indirect subsidiaries.

Purpose for Filing this Registration Statement

We are filing this Registration Statement in order to be able to file periodic and other reports with the SEC as contemplated by the terms of our Stockholders Agreement, a copy of which is filed as an exhibit hereto. At this time, we have no plans to offer for sale any of the shares of our Common Stock registered hereunder. However, the Stockholders Agreement contains a requirement in section 7.1 that NewPage Holdings shall file a registration statement on Form S-1 for the registration and sale of NewPage Holdings’ common stock pursuant to a primary or secondary public offering. The timeframe of filing the Form S-1 is not certain at this time.

General

We compete in the global printing and writing paper business, producing coated papers, supercalendered papers, and other uncoated and specialty products. We also sell our excess market pulp. Most of our sales represent coated paper shipments to North American customers. Coated paper is used primarily in media and marketing applications, such as high-end advertising brochures, direct mail advertising, coated labels, magazines, magazine covers and inserts, catalogs and textbooks. For the year ended December 31, 2012, we had net sales of $3.1 billion.

We operate paper mills located in Kentucky, Maine, Maryland, Michigan, Minnesota and Wisconsin. These mills, along with our distribution centers, are strategically located near major print markets, such as New York, Chicago, Minneapolis and Atlanta. As of December 31, 2012, our mills had total annual production capacity of approximately 3.5 million short tons of paper, including approximately 2.9 million short tons of coated paper, approximately 400,000 short tons of uncoated paper and approximately 200,000 short tons of specialty paper.

Creditor Protection Proceedings

NewPage and its debtor subsidiaries emerged from Chapter 11 Proceedings (defined below) on December 21, 2012 (the “Emergence Date”). NewPage’s former direct parent and debtor affiliate, NewPage Holding Corporation (“NP Holding”) and NewPage’s former indirect parent and debtor affiliate, NewPage Group Inc. (“NP Group”), dismissed their Chapter 11 cases and did not emerge on the Emergence Date.

On September 7, 2011, NP Group, NP Holding, NewPage, and the following U.S. subsidiaries: Chillicothe Paper Inc., Escanaba Paper Company, Luke Paper Company, NewPage Canadian Sales LLC, NewPage Consolidated Papers Inc., NewPage Energy Services LLC, NewPage Port Hawkesbury Holding LLC, NewPage Wisconsin System Inc., Rumford Paper Company, Upland Resources, Inc., and Wickliffe Paper Company LLC (collectively, the “Debtors”) commenced voluntary cases (“Chapter 11 Proceedings”) under Chapter 11 of the United States Bankruptcy Code, as amended (“Chapter 11”), in the United States Bankruptcy Court for the District of Delaware (Case Nos. 11-12804 through 11-12817) (“Bankruptcy Court”). Our subsidiary, Consolidated Water Power Company, was not a part of the Chapter 11 Proceedings. Separately, on September 6, 2011, our former Canadian subsidiary, NewPage Port Hawkesbury Corp. (“NPPH”), commenced proceedings seeking creditor protection under the Companies’ Creditors Arrangement Act of Canada (the “CCAA Proceedings”).

In connection with the CCAA Proceedings, NPPH was placed under the jurisdiction of the Canadian court and a court-appointed monitor. On September 25, 2012, the NPPH plan of compromise and arrangement was sanctioned by the Canadian court. Pursuant to the NPPH plan, NPPH was sold on September 28, 2012, and the monitor delivered C$31 million to the Bank of New York Mellon, as collateral trustee under the collateral trust agreement dated May 2, 2005, to be held in trust for the benefit of the holders of NewPage’s first-lien notes, second-lien notes and subordinated notes. Upon emergence from Chapter 11, the collateral trustee distributed the funds in accordance with the collateral trust agreement and the subordinated notes indenture, the Chapter 11 plan and an order of the Bankruptcy Court in the Chapter 11 Proceedings.

Events prior to emergence from Chapter 11 Proceedings

During the Chapter 11 Proceedings, the Debtors remained in possession of their U.S. assets and properties and operated their U.S. business and managed their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11. In general, the Debtors were authorized to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Subject to certain exceptions under Chapter 11, the Debtors’ filings automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors and their respective property to recover, collect or secure a claim arising prior to the filing of the Chapter 11 Proceedings. Chapter 11 gave the Debtors the ability to reject certain contracts, subject to Bankruptcy Court oversight. The Debtors engaged in a review of their respective various agreements and rejected a number of unfavorable agreements and leases, including leases of real estate and equipment. The creditors affected by these actions were given the opportunity to file proofs of claims in the Chapter 11 Proceedings.

The commencement of the Chapter 11 Proceedings constituted an event of default under substantially all of the Debtors’ pre-petition debt obligations, and those debt obligations became automatically and immediately due and payable by their terms, although any action to enforce payment obligations was stayed as a result of the commencement of the Chapter 11 Proceedings.

Emergence from Chapter 11 Proceedings

On the Emergence Date, the Chapter 11 plan became effective and we emerged from the Chapter 11 Proceedings. Upon implementation of the Chapter 11 plan, the Debtors were reorganized through the consummation of several transactions pursuant to which, among other things:

•	each of the Debtors’ operations were continued in substantially the same form;

•

all allowed pre-petition and post-petition secured claims (other than holders of First Lien Notes Claims, defined below), administrative expense claims and priority claims were paid or will be paid in full in cash, including accrued interest, if applicable, and all pre-petition and post-petition debtor in possession credit facilities were terminated;

•

holders of allowed claims (“First Lien Notes Claims” or “First Lien Noteholders”) arising from the Debtors’ pre-petition 11.375% Senior Secured Notes (“First Lien Notes”) received on account of their claims their pro rata share of (i) common stock issued by NewPage Holdings and (ii) $103 million cash;

•

a litigation trust (“Litigation Trust”) was formed for the purpose of administering the Litigation Trust assets and distributions, and evaluating and prosecuting objections to disputed general unsecured claims and pursuing other litigation claims, pursuant to the Chapter 11 plan;

•

holders of pre-petition unsecured claims (other than qualified trade creditors, described below) and undersecured claims received their pro rata share of a cash payment of $30 million made to the Litigation Trust by the Debtors upon emergence and beneficial interests in the Litigation Trust which includes, among other items, $40 million of cash related to the Stora Enso settlement;

•

the purchase of a paper machine located at the Stevens Point mill (“PM 35”), previously under a capital lease, pursuant to the Stora Enso settlement, for a total purchase price of $54 million, consisting of $40 million in cash paid to the Litigation Trust and $14 million in cash paid to Stora Enso;

•

holders of general unsecured claims that elected to become qualified trade creditors by agreeing to provide favorable credit terms to us received a cash recovery of 15% of their allowed claim, payable over two years;

•

all equity interests in NewPage and its former parent entities, NP Holding and NP Group existing immediately prior to the Emergence Date, including common stock, were discharged, canceled, released and extinguished;

•	NewPage Investment issued one unit, representing sole ownership, to NewPage Holdings. NewPage issued 100 shares of common stock to NewPage Investment;

•	NewPage Holdings issued an aggregate of 7,080,000 shares of NewPage Holdings common stock, par value $0.001 per share, to the distribution agent for the benefit of the First Lien Noteholders;

•

the 2012 Long-Term Incentive Plan became effective and awards representing 371,310 shares of NewPage Holdings common stock (315,614 stock options and 55,696 restricted stock units) were granted out of a total of 786,667 shares reserved for issuance under the 2012 Long-Term Incentive Plan;

•	various previously existing employee benefit plans, including pension and other post-employment benefit plans were reinstated with certain modifications;

•	the Debtors’ assets were retained by, and were reinvested in us; and

•	we entered into a $500 million senior secured exit term loan credit facility and a $350 million Revolving Credit Facility.

While we resolved most of our claims during the Chapter 11 proceedings, some claims remain in dispute. Disputed claims that are not administrative, priority or secured claims will be resolved by the Litigation Trust, and any resolution of those claims should not impact us.

We will make a cash payment to a claimant if and to the extent that a disputed claim is allowed and the claimant is entitled to a cash payment on account of the claim (e.g., administrative, priority and other secured claims). We continue to work to resolve disputed cash claims, including the identification of cash claims that we believe should be disallowed because they are duplicative, were later amended or superseded, are without merit, are overstated or for other reasons. Included in accounts payable in our consolidated balance sheet as of March 31, 2013 and December 31, 2012, is a liability of approximately $3 million and $22 million for the fair value of the estimated cash settlement of disputed cash claims, including allowed claims and estimated cash recoveries.

There is no established public trading market for the NewPage Holdings common stock.

Basis of Presentation

During Chapter 11 Proceedings

Effective upon the commencement of the Chapter 11 Proceedings and up until emergence, NewPage applied the guidance in Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (“ASC 852”), in preparing its consolidated financial statements. This guidance does not change the manner in which financial statements are prepared. However, it requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, during the Chapter 11 Proceedings, NewPage: (i) recorded certain expenses, charges and credits incurred or realized that were directly associated with or resulting from the reorganization and restructuring of the business in reorganization items, net in NewPage’s consolidated statements of operations; (ii) classified pre-petition obligations that could be impaired by the reorganization process in NewPage’s consolidated balance sheets as liabilities subject to compromise; and (iii) ceased recording interest expense on certain of the Debtors pre-petition debt obligations.

Port Hawkesbury (NPPH) Deconsolidation

We deconsolidated our NPPH subsidiary due to our loss of control over this entity upon filing for creditor protection under the CCAA Proceedings. As a result of the deconsolidation, we adopted the cost method of accounting for our investment in NPPH. Upon adoption of the cost method, we evaluated our investment in NPPH for impairment and determined that our entire investment had experienced an other-than-temporary decline in value and was fully impaired. The deconsolidation of the NPPH subsidiary resulted in an $18 million gain recorded in reorganization items, net in 2011.

Upon Emergence from Chapter 11 Proceedings

In accordance with ASC 852, fresh start accounting was required upon our emergence from the Chapter 11 Proceedings because: (i) the reorganization value of the assets of the Predecessor Company (as defined below) immediately prior to the confirmation of the Chapter 11 plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the Predecessor Company’s existing voting shares immediately prior to the confirmation of the Chapter 11 plan received less than 50% of the voting shares of the common stock of the Successor Company. ASC 852 requires that fresh start accounting be applied as of the date the Chapter 11 plan was confirmed, or as of a later date when all material conditions precedent to effectiveness of the Chapter 11 plan are resolved, which occurred on December 21, 2012. We elected to apply fresh start accounting effective December 31, 2012, to coincide with the timing of our normal December accounting period close. We evaluated the events between December 21, 2012 and December 31, 2012 and concluded that the use of an accounting convenience date of December 31, 2012 (the “Convenience Date”) did not have a material impact on our results of operations or financial position. As such, the application of fresh start accounting was reflected in our consolidated balance sheet as of December 31, 2012 and fresh start accounting adjustments related thereto were included in our consolidated statements of operations for the year ended December 31, 2012.

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in our consolidated financial statements and resulted in our becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements for periods prior to December 31, 2012 will not be comparable to our consolidated financial statements as of December 31, 2012 or for periods subsequent to December 31, 2012. References to “Successor” or “Successor Company” refer to NewPage Holdings on or after December 31, 2012, after giving effect to the implementation of the Chapter 11 plan and the application of fresh start accounting. References to “Predecessor” or “Predecessor Company” refer to NewPage prior to December 31, 2012. Additionally, references to periods on or after December 31, 2012 refer to the Successor and references to periods prior to December 31, 2012 refer to the Predecessor.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and in accordance with ASC 852. The uncertainty involved in the Chapter 11 Proceedings raised substantial doubt about our ability to continue as a going concern as described in Auditing Standard AU Section 341, The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern. During the Chapter 11 Proceedings, our ability to continue as a going concern was dependent upon, among other things: (i) our ability to maintain adequate cash on hand; (ii) our ability to generate cash from operations; (iii) the cost, duration and outcome of the restructuring process; (iv) our ability to comply with our amended debtor in possession credit agreement (“DIP Credit Agreement”) and the adequate assurance provisions of the cash collateral order entered by the Bankruptcy Court; and (v) our ability to achieve and sustain profitability following a restructuring. Management believes that the implementation of the Chapter 11 plan and our emergence from the Chapter 11 Proceedings on the Emergence Date have resolved the substantial doubt and the related uncertainty about our application of the going concern basis of accounting.

Organization

The following chart shows our organizational structure and ownership as of May 20, 2013. Each entity in the chart owns 100% of the equity interests of the entity appearing immediately below it.

Industry Overview

The global printing and writing paper industry has experienced significant change over the past five years. In mature regions, notably Western Europe and North America, consumers are shifting from print-based to alternative media, which has significantly reduced demand for printing and writing papers. Between 2008 and 2012, demand for printing and writing papers in North America declined by almost 25% or 7.5 million tons while the demand for printing and writing papers declined by 18% or 5.5 million tons in Western Europe, a source of imports into North America. Over that same period, North American and Western European manufacturers closed over 12.5 million tons of capacity, which is approximately equal to the decline in apparent consumption.

Simultaneously, in other geographic areas, paper capacity and demand increased between 2008 and 2012. Demand for printing and writing grades in these areas grew by over 5.5 million tons or approximately 8.5% and capacity increased over 14% or 9 million tons.

Products

We believe that we offer the broadest coated paper product selection of any North American paper manufacturer. Our principal product is coated paper, which represented approximately 85% of our net sales for the year ended December 31, 2012. Our portfolio of paper products also includes lesser amounts of supercalendered, specialty papers, uncoated paper and market pulp. We believe our brands are some of the most recognized brands in the industry. Substantially all of our 2012 sales were within North America and approximately 93% were within the United States.

Coated Paper

We believe that we are the largest coated paper manufacturer in North America based on production capacity. As of December 31, 2012, our mills have total annual production capacity of approximately 2.9 million short tons of coated paper. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Coated paper has a higher level of smoothness than uncoated paper. Increased smoothness is typically achieved by applying a clay-based coating on the surface of the paper and processing that paper under heat and pressure. As a result, coated paper achieves higher reprographic quality and printability.

Coated paper consists of both coated freesheet and coated groundwood, which generally differ in price and quality. The chemically-treated pulp used in freesheet applications produces brighter and smoother paper than the mechanical pulp used in groundwood papers. We produce coated freesheet papers for a variety of applications ranging from direct mail and specialty publications to high-end reprographics and promotions. We also produce coated freesheet papers for coated one-side (C1S) applications, which is used primarily for label, packaging and specialty applications.

Coated groundwood papers are typically lighter and less expensive than our coated freesheet products. We produce coated groundwood paper grades for use in applications requiring lighter paper stock such as magazines, catalogs and inserts.

Each of the paper grades that we manufacture are produced in a variety of weights, sizes and finishes. The coating process changes the gloss, ink absorption qualities, texture and opacity of the paper to meet each customer’s performance requirements. Most of the coated paper that we manufacture is shipped in rolls, with the balance cut into sheets.

Supercalendered Paper

Supercalendered paper is uncoated paper with pigment filler passed through a supercalendering process in which alternating steel and cotton-covered rolls “iron” the paper, giving it a gloss and smoothness similar to coated paper. Our supercalendered paper is primarily used for magazines, catalogs, advertisements, inserts and flyers.

Specialty Paper

Specialty paper consists of both coated and uncoated paper designed and produced to meet the specific packaging, printing and labeling needs of customers with diverse and specialized paper needs. Specialty papers consist of two primary product lines: technical papers and packaging papers.

Technical papers consist of face papers, thermal transfer, direct thermal base papers and release liners for use in self-adhesive labels.

Packaging papers are designed to protect, transport and identify a wide range of products. Flexible packaging papers are often used as part of a multilayer package construction, in combination with film, foil, extruded coatings, board and other materials. For example, flexible packaging papers are used in pouch, lidding, bag, product packaging and spiral can applications.

Other Products

We also produce uncoated paper and market pulp for select opportunities and to enhance our manufacturing efficiency by filling unused capacity, such as when we have excess capacity on a paper machine but not on a coater. Uncoated paper typically is used for business forms and stationery and general printing paper. We sell uncoated paper primarily to paper merchants, business forms manufacturers and converters.

Manufacturing

We operate paper mills located in Kentucky, Maine, Maryland, Michigan, Minnesota and Wisconsin. All our paper mills are at least partially-integrated, meaning that they produce paper, pulp and energy. Most of the energy produced at these mills is for internal use. As of December 31, 2012, our mills had total annual production capacity of approximately 3.5 million short tons of paper, including approximately 2.9 million short tons of coated paper, approximately 400,000 short tons of uncoated paper and approximately 200,000 short tons of specialty paper. All of our long-lived assets are located within the United States. The following table lists the paper products produced at each of our mills, as well as each mill’s approximate annual paper capacity, as of December 31, 2012:

Mill Location	Products	Paper Capacity (short tons/year)
Biron, Wisconsin	Coated paper	370,000
Duluth, Minnesota	Supercalendered paper	270,000
Escanaba, Michigan	Coated, specialty and uncoated paper	785,000
Luke, Maryland	Coated paper	480,000
Rumford, Maine	Coated paper	565,000
Stevens Point, Wisconsin	Specialty paper	185,000
Wickliffe, Kentucky	Coated, specialty and uncoated paper	285,000
Wisconsin Rapids, Wisconsin	Coated paper	560,000

In February 2011, we permanently closed our Whiting, Wisconsin paper mill which included two paper machines. The Whiting mill had annual production capacity of approximately 250,000 short tons of coated paper.

In September 2012, as a result of the CCAA Proceedings, our paper mill in Nova Scotia, Canada, which included two paper machines and had capacity of approximately 600,000 short tons of supercalendered paper and newsprint was sold pursuant to the NPPH plan of compromise and arrangement.

Paper machines are large, complex systems that are most efficient when operated continuously. Paper machine production and yield decline when a machine is stopped for any reason. Therefore, we organize our manufacturing processes so that our paper machines and most of our paper coaters run almost continuously throughout the year. Some of our paper machines also offer the flexibility to change the type of paper produced on the machine, which allows easier matching of production schedules and seasonal and geographic demand swings.

The first step in the production of paper is to extract pulp fibers from wood. Pulp for groundwood and supercalendered paper is produced using a mechanical or thermo-mechanical process. Pulp for freesheet paper is produced by placing wood chips that are mixed with various chemicals into digester “cooking” vessels. The pulp is then washed and bleached. To turn the pulp into paper, it is processed through a paper machine. Hardwood and softwood pulp is blended based on the desired paper characteristics.

To produce coated paper, uncoated paper is put through a coating process. Our mills have both on-machine coaters, which are integrated with the paper machines, and separate off-machine coaters. After the coating process is complete, the coated paper is slit and wound into rolls to be sold to customers. We also have converting facilities at which we convert some of these rolls into sheets.

Paper production is energy intensive. During 2012, we produced approximately 51% of our energy requirements by means of biomass-related fuels, which included black liquor, wood waste and bark. We purchased other fuels from outside suppliers in order to generate energy, including natural gas, fuel oil, steam, petroleum coke, tire-derived fuel, and coal. A portion of our electricity is also purchased from outside suppliers. The majority of our coal needs are purchased under long-term supply contracts, while the other purchased fuels are priced at current market rates. We periodically enter into fixed-priced contracts or financial hedges for a portion of our estimated future natural gas requirements.

Our indirect wholly-owned subsidiary, Consolidated Water Power Company, or CWPCo, provides energy to our mills in central Wisconsin. CWPCo has 33.3 megawatts of generating capacity on 39 generators located in five hydroelectric plants on the Wisconsin River. CWPCo is a regulated public utility and also provides electricity to a small number of residential, light commercial, and light industrial customers.

Raw Materials and Suppliers

Pulp and wood fiber are the primary raw materials used in making paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These fibers may be separated by mechanical, thermo-mechanical or chemical processes. The processes we use at our mills to produce pulp for freesheet paper involve removing the lignin, which binds the wood fibers, to leave cellulose fibers. We use most of our pulp production internally to reduce the amount of pulp purchased from third parties. We sell our excess pulp, which we refer to as market pulp, to third parties in the United States and internationally.

The primary sources of wood fiber are timber and its byproducts, such as wood chips. We are a party to various fiber supply agreements to supply our mills with hardwood, softwood, aspen pulpwood and wood chips. These agreements require the counterparty to sell to the mills, and require the mills to purchase, a designated minimum number of tons of pulpwood and wood chips. These agreements expire at various dates from December 31, 2014 to December 31, 2053. The aggregate annual purchase requirement under these agreements is approximately 3 million tons in 2013, approximately 1 million tons in 2014, approximately 500,000 tons per year from 2015 to 2017 and approximately 35,000 tons per year from 2018 to 2019. By 2022, all of the agreements terminate with the exception of an agreement supplying our Rumford, Maine, mill, which terminates in 2053. For all of the pulpwood agreements, we may purchase a substantial portion of any additional pulpwood harvested by the counterparty during each year. The prices to be paid under these agreements are determined by formulas based upon market prices in the relevant regions and are subject to periodic adjustments based on procedures stipulated in each agreement. The amount of timber we receive under these agreements has varied, and is expected to continue to vary, according to the price and supply of wood fiber for sale on the open market and the harvest levels the timberland owners deem appropriate in the management of the timberlands.

We seek to fulfill substantially all of our wood needs with timber that is harvested by professional loggers trained in certification programs that are designed to promote sustainable forestry. We do not knowingly accept wood from old growth forests, forests of exceptional conservation value or rainforests. We do not accept illegally harvested or stolen wood. We have formally notified our outside wood chip suppliers that we expect their wood supply will be produced by trained loggers in compliance with sustainable forestry principles. Our goal is to ensure that sustainable forestry-trained loggers are used to supply essentially all of the wood our mills require.

Chemicals used in the production of paper include latex and starch, which are used to affix coatings to paper; calcium carbonate, which brightens paper; titanium dioxide, which makes paper opaque; and other chemicals used to bleach or color paper. We purchase these chemicals from various suppliers. We believe that the loss of any one or any related group of chemical suppliers would not have a material adverse effect on our business, financial condition or results of operations.

Customers

We have long-standing relationships with many leading publishers, commercial printers, retailers and paper merchants. Our ten largest customers accounted for approximately half of our net sales for 2012. Our key customers include Condé Nast Publications, The McGraw-Hill Companies, Meredith Corporation, Hearst Corporation, Rodale Inc. and Time Inc. in publishing; Quad/Graphics and R.R. Donnelley & Sons Company in commercial printing; Sears Holdings Corporation, Target Corporation and Williams-Sonoma, Inc. in retailing; and paper merchants Lindenmeyr, a division of Central National-Gottesman Inc., Unisource Worldwide, Inc. and xpedx, a division of International Paper Company. Key customers for specialty paper products include Avery Dennison Corporation and Fort Dearborn Company.

During 2012, xpedx and Unisource accounted for 14% and 12% of net sales. No other customer accounted for more than 10% of our 2012 net sales.

Sales, Marketing and Distribution

We sell our paper products primarily in the United States and Canada, using three sales channels:

•	direct sales, which consist of sales made directly to end-use customers, primarily large companies such as publishers, printers and retailers

•	merchant sales, which consist of sales made to paper merchants and brokers, who in turn sell to end-use customers or printers

•	specialty sales, which consist of sales made to packaging and label manufacturers

Across the three channels of our sales network, sales professionals are compensated with a salary and bonus plan based in part on account profitability and individual assignments. We seek to provide value-added products and services that meet the unique needs of each customer. These can include specialized products or services such as logistics or inventory programs.

We also seek to enhance the efficiency of customer interactions through a variety of approaches, including enabling them to interact with us online, including through product ordering, planning, tracking and customer data exchange.

The locations of our paper mills and distribution centers are in close proximity to several major print markets, including New York, Chicago, Minneapolis and Atlanta, which affords us the ability to more quickly and cost-effectively deliver our products to those markets. We have major distribution facilities located in Bedford, Pennsylvania and Sauk Village, Illinois. In total, we own one warehouse and lease space in approximately 60 warehouses. Paper merchants also provide warehouse and distribution systems to service the needs of commercial print customers. We use third parties to ship our products by truck and rail. In addition, we utilize integrated tracking systems that track all of our products through the distribution process. Customers can access order tracking information over the internet. Most of our products are delivered directly to printers or converters, regardless of sales channel.

Competition

The global printing and writing paper industry is highly competitive on price, product availability, quality, breadth of product offerings, customer service and distribution capabilities.

Manufacturers of coated paper in North America include Appleton Coated LLC, Catalyst Paper Corporation, Kruger Inc., Resolute Forest Products Inc., Sappi Limited, UPM-Kymmene OJY, Verso Paper Corporation, and West Linn Paper Company among others. Other manufacturers import coated paper into North America from China, Indonesia, Korea and Europe. Manufacturers of supercalendered paper in North America include Catalyst Paper Corporation, Irving Paper Ltd., Port Hawkesbury LP, Resolute Forest Products Inc., and UPM-Kymmene Corporation. Other manufacturers import supercalendered paper into North America from Europe.

Competition in the specialty paper category is diverse and highly fragmented, varying by product end use. Primary manufacturers of specialty paper products are Boise, Inc., Dunn Paper Inc., International Paper Company, Thilmany, LLC, Twin Rivers Paper Company Corporation, UPM-Kymmene OJY, Verso Paper Corporation and Wausau Paper Corporation.

In September 2009, NewPage, along with two other U.S. paper producers and the United Steelworkers Union, filed antidumping and countervailing duty petitions with the U.S. Department of Commerce and the U.S. International Trade Commission alleging that manufacturers of certain coated paper in China and Indonesia were dumping their products in the United States and that these manufacturers had been subsidized by their governments in violation of U.S. trade laws. In September 2010, the U.S. Department of Commerce announced final antidumping and countervailing duty margins, and on October 22, 2010, the International Trade

Commission determined by unanimous vote that imports of coated paper from China and Indonesia threaten material injury to U.S. producers and workers. As a result of these decisions, the U.S. Department of Commerce imposed duties to offset the threat of dumping and government subsidies. These duties will remain in effect through October 2015, subject to annual administrative reviews.

Information Technology Systems

We use integrated information technology systems that help us manage our product pricing, customer order processing, customer billing, raw material purchasing, inventory management, production controls and shipping management, as well as our human resources management and financial management. Our information technology systems utilize principally third-party software.

Intellectual Property

In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades. We hold foreign and domestic patents as a result of our research and product development efforts and also have the right to use certain other patents and inventions in connection with our business. We also own registered trademarks for some of our products. Although, in the aggregate, our patents and trademarks are important to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Employees

As of December 31, 2012, we had approximately 6,000 employees. Approximately 70% of our employees were represented by labor unions, principally by the United Steelworkers; the International Brotherhood of Electrical Workers; the International Association of Machinists and Aerospace Workers; the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry; the Teamsters, Chauffeurs, Warehousemen and Helpers; and the Office & Professional Employees’ International Union.

We have 13 collective bargaining agreements, all of which were extended due to a master agreement with all unions effective with our emergence from bankruptcy. The first such contract is due to expire in 2016.

We have not experienced any work stoppages or employee-related problems that had a material effect on our operations over the last seven years. We consider our employee relations to be stable.

Environmental and Other Governmental Regulations

Our operations are subject to federal, state, and local environmental laws and regulations in the United States, such as the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA and regulations of the Federal Energy Regulatory Commission. Among the activities subject to environmental regulation are the emissions of air pollutants; discharges of wastewater and stormwater; generation, use, storage, treatment and disposal of, or exposure to, materials and waste; remediation of soil, surface water and ground water contamination; and liability for damages to natural resources. In addition, we are required to obtain and maintain various environmental permits and approvals in connection with our operations. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for failure to comply with orders and directives requiring that certain measures or actions be taken to address environmental issues.

Certain of these environmental laws, such as CERCLA and analogous state and foreign laws, provide for strict liability, and under certain circumstances joint and several liability, for investigation and remediation of releases of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by or presently or formerly under the charge, management or control of an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property or a party formerly or previously in charge, management or control of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up that real property and for related damages to natural resources.

We handle and dispose of wastes arising from our mill operations, including by the operation of a number of landfills. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of these mills or landfills or at other locations where we have disposed of, or arranged for the disposal of, waste. While we believe, based upon current information, that we are in substantial compliance with applicable environmental laws and regulations, we could be subject to potentially significant fines or penalties for failing to comply with environmental laws and regulations.

Compliance with environmental laws and regulations is a factor in our business and may require significant capital or operating expenditures over time as environmental laws or regulations, or interpretations, or change in the nature of operations requiring us to make significant additional expenditures. The U.S. Environmental Protection Agency (“EPA”) released a final rule in December 2012, which provides for new Industrial Boiler Maximum Achievable Control Technology (or Boiler MACT) standards to regulate emissions of hazardous air pollutants. The rule imposes new emission limits for solid fuel-fired boilers. We may be required to make significant capital expenditures on emission control equipment at our mills to comply with the rule. In addition, our mills would likely incur increased operating expenses associated with compliance and operation of the new control equipment. We are working to complete an evaluation of the rule as applicable to our mills. In December 2012 the EPA issued a companion rule to the Boiler MACT rule that defines materials combusted as either fuels or waste. A unit combusting materials defined to be waste will be classified as an incinerator and will be subject to EPA rules addressing incinerators. Our units had not previously been subject to the incinerator standards. If some of the materials we currently burn are determined to be waste, capital expenditures may be incurred for new control equipment or increased operating expenses to replace these materials with higher-cost fuels.

We currently expect required capital expenditures in the aggregate of between $50 million and $75 million will be incurred from 2014 through 2016 in advance of the 2016 compliance date for Boiler MACT. Also, we incurred $3 million of expenditures in 2012 to maintain compliance with applicable environmental laws and regulations or to meet new regulatory requirements. We expect to incur capital expenditures of approximately $3 million in 2013 in order to maintain compliance with current applicable environmental laws and regulations. We anticipate that environmental compliance will continue to require increased capital expenditures over time due to evolving environmental law, regulation and interpretations and changes in the nature of our operations.

Our operations also are subject to a variety of worker safety laws in the United States. The Occupational Safety and Health Act, U.S. Department of Labor Occupational Safety and Health Administration regulations and analogous state and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

Item 1A.	Risk Factors

The risks discussed below, any of which could materially affect our business, financial condition or results of operations, are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Demand for our printing and writing paper products may be adversely affected by general economic events and developments in alternative media.

General economic conditions and shifting consumer preferences have had an adverse effect on the demand for our products since 2008. Demand for certain grades of North American printing and writing paper is driven by spending on catalog and promotional materials by retailers and spending on magazine advertising, which affects the number of printed pages in magazines. Starting in the second half of 2008, advertising and print media usage declined due to general economic conditions, as advertisers reduced spending on print advertising and publications ceased operations. Although advertising and print media usage began to increase during the second half of 2010 and initial months of 2011, demand began to decline later in 2011 and continued into 2012 due to lower advertising spend in an uncertain economy, coupled with a shift to electronic media (both content and advertising). This downward trend is projected to continue. The combination of decreasing demand and capacity actions taken in North America at a rate that does not match the demand decline resulted in flat or declining pricing in 2012. Capacity and demand imbalances will continue to have the potential to have a material adverse effect on our business, financial condition, and results of operations.

Our business may be adversely affected by various operating factors and general economic conditions.

Our business is sensitive to a number of economic conditions and other factors such as: (i) the price of raw materials; (ii) the price of electricity; (iii) foreign imports of competing products; (iv) the demand for printing and writing paper; and (v) other economic conditions that may affect demand for our other products. Any one or more of these economic conditions can affect our sales, operating costs, and other aspects of our business.

Changes in the general business and economic conditions in the North American paper industry may negatively affect earnings and sales growth. General economic changes and changes in technology may also affect the demand for, among other things, advertising spending and magazine/catalog circulation, which could affect sales and earnings.

Our ability to achieve profitability may be affected by, among other things: (i) the demand for paper products produced by us; (ii) the number of foreign imports of paper products; (iii) advertising spending; (iv) magazine/catalog circulation; (v) electronic readers and other devices; (vi) postal rates; (vii) the cost of raw materials; (viii) energy costs; (ix) fuel costs; and (x) chemical costs.

We depend on a small number of customers for a significant portion of our business.

Our two largest customers, xpedx, a division of International Paper Company, and Unisource Worldwide, Inc. accounted for 14% and 12% of 2012 net sales. Our ten largest customers (including xpedx and Unisource) accounted for approximately 52% of 2012 net sales. The loss of, or significant reduction in orders from, any of these customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

On April 22, 2013, xpedx announced that it had entered into a non-binding letter of intent with Unisource to explore a possible business combination. We are unable to predict the outcome of negotiations relating to such a transaction or the impact a business combination may have on our business.

Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products and rely on their creditworthiness and ability to obtain credit from lenders. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

If we are unable to obtain raw materials, including petroleum-based chemicals, at favorable prices, or at all, it could adversely affect our business, financial condition and results of operations.

We have no significant timber holdings and purchase wood, as well as chemicals and other raw materials from third parties. We may experience shortages of raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage, ration the amount of chemicals available to us or we may not be able to obtain the chemicals we need at favorable prices, if at all. Chemical suppliers also may be adversely affected by, among other things, hurricanes and other natural disasters. Certain specialty chemicals that we purchase are available only from a small number of suppliers. We may experience additional cost pressures if merger and acquisition activity occurs among our major chemical suppliers. If any of our major chemical suppliers were to cease operations or cease doing business with us, we may be unable to obtain these chemicals at favorable prices, if at all.

In addition, wood prices are dictated largely by demand. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups, litigation concerning the use of timberlands, the protection of threatened or endangered species, the promotion of forest biodiversity and the response to and prevention of catastrophic wildfires and campaigns or other measures by environmental activists could also affect timber supplies. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice and wind storms, drought, floods and other natural and man-made causes, thereby reducing supply and increasing prices. We buy wood chips from lumber producers as a byproduct of their lumber production. Declines in their business conditions could affect the availability and price of wood chips.

Any disruption in the supply of chemicals, wood or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. As we have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations.

Rising energy or chemical prices or supply shortages could adversely affect our business, financial condition and results of operations.

Although a significant portion of our energy requirements is satisfied by steam produced as a byproduct of our manufacturing process, we purchase natural gas, coal and electricity to run our mills. Overall, we expect crude oil and energy costs to remain volatile for the foreseeable future. Any significant energy or chemical shortage or significant increase in our energy or chemical costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we are required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility. Additionally, we have experienced some fuel surcharges (primarily diesel fuel) by suppliers, distributors and freight carriers. If suppliers, distributors or freight carriers impose or increase fuel surcharges, and we are not able to pass these costs through to our customers, they could have a material adverse effect on our business, financial condition and results of operations.

In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East, or weather events such as hurricanes, could result in a real or perceived shortage of oil or natural gas, which could result in an increase in energy or chemical prices.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities could adversely affect our operating performance.

We seek to run our paper machines and pulp mills on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively affect our results of operations. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, tornadoes, forest fires and flooding. These natural disasters could disrupt the operation of our mills, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products or periods of rising costs, we may need to schedule market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures, which could adversely affect our results of operations.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws and regulations, as well as to enhance the efficiency of our operations. We expect to spend in the range of $75 million to $100 million in 2013 on capital expenditures. We anticipate that cash generated from operations will be sufficient to fund our operating needs and capital expenditures for the foreseeable future, although working capital may be funded seasonally through our revolving credit facility. If we require additional funds to fund our capital expenditures, however, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

The failure of our information technology and other business support systems could have a material adverse effect on our business, financial condition and results of operations.

Our ability to effectively monitor and control our operations depends to a large extent on the proper functioning of our information technology and other business support systems. If our information technology and other business support systems were to fail, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for certain transportation services who could take actions that increase our costs or negatively impact our ability to manufacture or deliver our products, which could adversely affect our results of operations.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by train and truck. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, labor strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively affect our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages, weather conditions or otherwise. Additionally, we have experienced some fuel surcharges (primarily diesel fuel) by suppliers, distributors and freight carriers. If suppliers, distributors or freight carriers impose or increase fuel surcharges, and we are not able to pass these costs through to our customers, they could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulations that could impose substantial costs upon us and may adversely affect our operating performance.

Our operations are subject to a wide range of federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a factor in our business and we may be subject to increased scrutiny and enforcement actions by regulators as a result of changes in federal or state administrations. We have made, and will continue to make, significant expenditures to comply with these requirements. Significant expenditures also could be required for compliance with any future laws or regulations relating to climate change, greenhouse gas emissions, cap-and-trade or other emissions. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of landfills to handle that waste. While we believe, based upon current information, that we are currently in substantial compliance with all applicable environmental laws and regulations, we could be subject to potentially significant fines, penalties or criminal sanctions for failure to comply.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

Rising postal costs and reductions in delivery frequency could weaken demand for our paper products.

A significant portion of our paper is used in periodicals, catalogs, fliers and other promotional materials. Many of these materials are distributed through the mail. Future increases in the cost of postage or reduction in service dates could reduce the frequency of mailings, reduce the number of pages in advertising materials or cause advertisers to use alternate non-print methods to distribute their advertising materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

The credit agreements that govern our revolving credit facility and our term loan credit facility may restrict our ability to respond to changes or to take certain actions.

The credit agreements that govern our revolving credit facility and our term loan credit facility contain a number of restrictive covenants that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to: incur or repay additional indebtedness, including sale and leaseback transactions and capital leases; incur liens; pay dividends or make certain restricted payments; prepay, redeem or repurchase certain indebtedness; make investments; enter into mergers, consolidations or asset dispositions; and engage in transactions with affiliates. In addition, the credit agreement that governs our revolving credit facility requires us to conditionally maintain a minimum fixed charge coverage ratio.

A portion of our debt bears interest at variable rates. If market interest rates increase, it could adversely affect our cash flow or the amount of our cash interest payments.

As of December 31, 2012, we had $500 million of indebtedness consisting of borrowings that bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. As of December 31, 2012, the weighted average interest rate was 7.75% on the $500 million senior secured exit term loan credit facility due 2018 (“Term Loan”). The Term Loan has a LIBOR floor of 1.25%. Each one-eighth percentage-point change in LIBOR above the floor would result in a $0.6 million change in annual interest expense on the Term Loan. There is no LIBOR floor on the revolving credit facility. Assuming the entire revolving credit facility were drawn, a one-eighth percentage point change in LIBOR would result in a $0.4 million change in interest expense on the revolving credit facility. In each case, these impacts are without taking into account any interest rate derivative agreements. While we may from time-to-time enter into agreements limiting our exposure to higher market interest rates, these agreements may not offer complete protection from this risk.

Lenders under our revolving credit facility may not fund their commitments.

Under the credit agreement governing our revolving credit facility, if a lender’s commitment is not honored, that portion of the lender’s commitment under the revolving credit facility will be unavailable to the extent that the lender’s commitment is not replaced by a new commitment from an alternate lender.

Lenders under our revolving credit facility are well-diversified. We currently anticipate that these lenders will participate in future requests for funding under our revolving credit facility. However, there can be no assurance that deterioration in the credit markets and overall economy will not affect the ability of our lenders to meet their funding commitments. Additionally, our lenders have the ability to transfer their commitments to other institutions, and the risk that committed funds may not be available under distressed market conditions could be exacerbated to the extent that consolidation of the commitments under our facilities or among its lenders were to occur.

There may be significant holders of NewPage Holdings common stock.

Upon consummation of the Chapter 11 plan, holders of First Lien Notes Claims received distributions of our common stock representing a substantial percentage of the outstanding shares of our common stock after signing a stockholders agreement with us. There are shareholders of the company that have a sizable position in our common stock. Our shareholders could be in a position to influence the outcome of actions requiring shareholder approval, including, among other things, the election of board members. This concentration of ownership could also facilitate or hinder a negotiated change of control and, consequently, impact the value of our common stock.

Absence of trading market for NewPage Holdings common stock.

Our common stock is not listed on any national securities exchange or other established trading market. If a holder of our common stock is able to sell it in the future, the sale must qualify for an available exemption from registration under the Securities Act and under equivalent state securities or “blue sky” laws.

It is probable that we will not pay dividends with respect to our common stock in the near future.

It is probable that we will not pay any dividends with respect to our common stock in the near future. In addition, the credit agreements that govern our revolving credit facility and our term loan credit facility contain covenants that limit our ability to pay dividends. Any future determination to pay dividends will be at the discretion of the board of directors and will be dependent on then-existing conditions, including our financial condition, results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.

Certain liabilities were not fully extinguished as a result of our emergence from the Chapter 11 Proceedings.

While most of our existing liabilities were discharged upon emergence from the Chapter 11 Proceedings, a number of obligations remain. Various agreements and liabilities will remain in place, such as certain employee benefit and pension obligations, and other contracts that, even if modified during the Chapter 11 Proceedings, will still subject us to substantial obligations and liabilities.

Item 2.	Financial Information

Selected Financial Data

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changes the carrying amounts and classifications reported in our consolidated financial statements and resulted in the company becoming a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Predecessor Company will not be comparable to the consolidated financial statements of the Successor Company.

The following table sets forth historical consolidated financial information as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and the first quarter ended March 31, 2013 and 2012.

	Successor	Predecessor	Predecessor
	First Quarter Ended March 31,	First Quarter Ended March 31,	Year Ended December 31,
(in millions, except per share amounts for Successor)(b)	2013	2012	2012	2011	2010	2009	2008
Net sales	$756	$760	$3,131	$3,502	$3,596	$3,106	$4,356
Income (loss) before reorganization items and income taxes	(11)	(108)	(49)	(411)	(655)	(357)	(114)
Reorganization items, net(a)	—	33	(1,288)	86	—	—	—
Net income (loss)	(11)	(123)	1,258	(498)	(656)	(303)	(114)
Net income (loss) attributable to the company	(11)	(123)	1,258	(498)	(656)	(308)	(117)
Net income (loss) attributable to the company per share(b)
Basic and diluted	(1.50)	(1.23)	12.58	(4.98)	(6.56)	(3.08)	(1.17)

	Successor	Predecessor	Successor	Predecessor
	2013	2012	2012	2011	2010	2009	2008
Working capital	$494	$304	$455	$680	$438	$458	$391
Total assets(c)	2,195	3,153	2,214	3,305	3,511	4,005	4,245
Long-term debt(d)(e)	503	—	485	248	3,157	3,030	2,900
Other long-term obligations(f)	594	51	595	70	526	493	622

(a)	Certain expenses, provisions for losses and other charges and credits directly associated with or resulting from the reorganization and restructuring of the business that were realized or incurred in the Chapter 11 Proceedings, including the impact of the implementation of the Chapter 11 plan and the application of fresh start accounting, were recorded in reorganization items, net in our consolidated financial statements.
(b)	Predecessor per share amounts in millions. Successor per share amounts in dollars.
(c)	As part of the application of fresh start accounting, all assets were adjusted to their fair values as of December 31, 2012.
(d)

As previously discussed, as of the Emergence Date and pursuant to the Chapter 11 plan, all amounts outstanding under our debtor in possession financing arrangements were paid in full in cash and all pre-petition debt instruments outstanding were extinguished, and holders of claims related to the pre-petition debt arrangements received distributions on their claims in accordance with the Chapter 11 plan. Additionally, upon consummation of the Chapter 11 plan, we entered into a credit and guaranty agreement, consisting of a $500 million senior secured exit term loan due 2018.
(e)	Due to the commencement of the Chapter 11 Proceedings, our consolidated balance sheet as of December 31, 2011 included unsecured and under-secured pre-petition debt obligations of $3,120 million. These obligations were included in liabilities subject to compromise.
(f)	Pursuant to the Chapter 11 plan, pension and OPEB projected benefit obligations were assumed by us. These obligations, which were previously classified as liabilities subject to compromise, were reclassified to other long-term obligations as of the Emergence Date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion together with our historical financial statements, including the related notes appearing elsewhere in this Registration Statement. Statements in the discussion and analysis regarding our expectations about the performance of our business and any forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Forward-Looking Statements” and “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Company Background

We compete in the global printing and writing paper business, producing coated papers, supercalendered papers, and other uncoated and specialty products. We also sell our excess market pulp. Most of our sales represent coated paper shipments to North American customers. Coated paper is used primarily in media and marketing applications, such as high-end advertising brochures, direct mail advertising, coated labels, magazines, magazine covers and inserts, catalogs and textbooks. We operate paper mills located in Kentucky, Maine, Maryland, Michigan, Minnesota and Wisconsin.

Creditor Protection Proceedings

For information regarding the Creditor Protection Proceedings from which we emerged on December 21, 2012, See Item 1, “Business – Creditor Protection Proceedings.”

Trends in our Business

Demand for printing and writing papers in North America is influenced by multiple factors. Demand for particular grades of coated paper is partially driven by advertising spending which in turn is impacted by macroeconomic factors. Examples include spending on catalog and promotional materials by retailers and spending on print magazine advertising. Demand is also being negatively influenced by electronic media and the means by which consumers get information.

Shipments of printing and writing papers in North America declined 6.2% in 2012 compared with 2011, including a 2.7% reduction in coated shipments. In response to the lower demand, we took 34,000 tons of market-related downtime during 2012. This compares to no market-related downtime during 2011. We will consider the need for market-related downtime from time to time based on market conditions.

Available North American capacity of printing and writing papers continues to be rationalized. North American capacity was reduced by 1.5 million tons in 2012 compared with 2011, including 337,000 tons of coated paper capacity. Since 2008, North American printing and writing paper capacity has been reduced by over 7 million tons, including 2.3 million tons of coated paper capacity reductions.

Prices for printing and writing products sold in North America have been determined by supply and demand factors (including imports), rather than directly by raw material costs or other costs of sales.

Selected Factors That Affect Our Operating Results

Net Sales

Demand for printing paper is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macroeconomic factors, such as the strength of the United States economy and import levels, that are largely out of our control. Price has historically been more variable than volume and can change substantially over relatively short time periods. Coated freesheet paper is typically purchased by customers on an as-needed basis, and generally is not bought under contracts that provide for fixed prices or minimum volume commitments. Coated groundwood and supercalendered paper grades are typically sold to customers on an as-needed basis, some of which are under contracts that provide for fixed prices and minimum volume commitments. We use substantially all of our pulp production internally and sell some excess production to external customers.

Our earnings are sensitive to price changes for our principal products, with price changes in coated paper grades having the greatest effect. Prices for paper products are a function of supply and demand and typically are not directly affected by raw material costs or other costs of sales. Consequently there is limited ability to pass through increases in costs to customers.

Cost of Sales

The principal components of our cost of sales are fiber, chemicals, energy, labor costs, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time.

Fiber. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have fiber supply agreements in place that ensure a portion of our wood requirements, purchases under these agreements are typically at market rates. For the year ended December 31, 2012, we produced approximately 95% of our pulp requirements with the remainder supplied through open market purchases and supply agreements. The price of market pulp has fluctuated significantly.

Chemicals. Certain chemicals used in the papermaking process are petroleum-based and fluctuate with the price of crude oil. The price for latex, the largest component of our chemical costs, has historically been volatile. We expect the price of latex to remain volatile.

Energy. We produce a large portion of our energy requirements from burning wood waste and other byproducts of the paper manufacturing process. For the year ended December 31, 2012, we generated approximately 51% of our energy requirements from biomass-related fuels. The remaining energy we purchase from third-party suppliers consists of electricity and fuels, primarily natural gas, fuel oil and coal. We expect crude oil and energy costs to remain volatile for the foreseeable future. As prices fluctuate, we have the ability to switch between certain energy sources, within constraints, in order to minimize costs.

Our indirect wholly-owned subsidiary, CWPCo, provides electricity to our mills in central Wisconsin. CWPCo has 33.3 megawatts of generating capacity on 39 generators located in five hydroelectric plants on the Wisconsin River. CWPCo is a regulated public utility and also provides electricity to a small number of residential, light commercial and light industrial customers.

Labor costs. Labor costs include wages, salary and benefit expenses attributable to mill personnel. Mill employees at a non-managerial level are generally compensated on an hourly basis in accordance with the terms of applicable union contracts and management employees are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. We have not experienced significant labor shortages.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for annual maintenance. Day-to-day maintenance expenses have not varied significantly from year to year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. Effective January 1, 2013, the Successor Company has elected a new accounting policy that will defer the costs for planned major maintenance and recognize the costs over the period until the next corresponding planned major shutdown. In conjunction with our annual maintenance shutdowns, we incur incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

Depreciation and amortization. Depreciation and amortization expense for assets associated with our mill and converting operations is included in cost of sales. Depreciation expense for Successor Company will be lower as a result of the decrease in carrying value of the property, plant and equipment to reflect its fair value pursuant to fresh start accounting upon emergence from Chapter 11.

Selling, General and Administrative (SG&A) Expenses

The principal components of our SG&A expenses are wages, salaries and benefits for our sales and corporate administrative personnel, travel and entertainment expenses, advertising expenses, information technology expenses and research and development expenses. Over the last three years, we have lowered benefits costs by freezing defined benefit pension plans and reducing retiree medical benefits for salaried employees. In addition, we successfully implemented cost reduction initiatives over the last three years.

Effects of Inflation/Deflation

While inflationary increases in certain costs, such as energy, wood and chemicals, have had a significant effect on our operating results over the past three years, changes in general inflation have had a minimal effect on our operating results in each of the last three years. We have benefited from deflationary effects of the decline in natural gas prices during 2012, which declines are not expected to continue. Sales prices and volumes have historically been more strongly influenced by supply and demand factors than by inflationary or deflationary factors. Certain of our costs, including the prices of energy, wood and chemicals that we purchase, can fluctuate substantially, sometimes within a relatively short period of time, and can have a significant effect on our business, financial condition and results of operations. Energy, wood and chemical costs increased during 2010, 2011, and 2012. These costs are expected to remain volatile in 2013, but at a lower level than the peaks reached in 2011.

Seasonality

We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors common in the paper industry. Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period. Our third quarter is typically our strongest sales quarter, reflecting an increase in sales volume as printers prepare for year-end holiday catalogs and advertising. Our accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. Announced price increases and the general economic environment can affect historical seasonal patterns.

Critical Accounting Estimates

Our principal accounting policies are described in the Summary of Significant Accounting Policies in the notes to consolidated financial statements filed with the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Income taxes. We recognize deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws. Furthermore, we evaluate uncertainty in our tax positions and only recognize benefits when we believe our tax position is more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We have tax filing requirements in many states and are subject to audit in these states, as well as at the federal level in both the U.S. and Canada. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of our consolidated financial statements, management exercises judgments in estimating the potential exposure of unresolved tax matters. While actual results could vary, in management’s judgment we have adequately accrued the ultimate outcome of these unresolved tax matters.

We evaluate the need for a valuation allowance for deferred tax assets by assessing whether it is more likely than not that we will realize our deferred tax assets in the future. The assessment of whether or not a valuation allowance is necessary often requires significant judgment, including forecasts of future taxable income and the evaluation of tax planning initiatives. Adjustments to the valuation allowance are made to earnings in the period when the assessment is made.

The emergence from Chapter 11 is considered a change of control for purposes of Section 382 of the Internal Revenue Code. As a result, the company will be subject to limitations on the amount of net operating losses it is able to utilize on an annual basis.

Pension and other postretirement benefits. We provide retirement benefits for certain employees through employer- and employee-funded defined benefit plans. Benefits earned are a function of years worked and average final earnings during an employee’s pension-eligible service. Certain of the pension benefits are provided in accordance with collective bargaining agreements.

Assumptions used in the determination of defined benefit pension expense and other postretirement benefit expense, including the discount rate, the long-term expected rate of return on plan assets and increases in future medical costs, are evaluated by management, reviewed with the plans’ actuaries at least annually and updated as appropriate. Actual asset returns and medical costs that are more favorable than assumptions can have the effect of lowering future expense and cash contributions, and conversely, actual results that are less favorable than assumptions could increase future expense and cash contributions. In accordance with U.S. GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods. Unrecognized prior service cost and actuarial gains and losses in the defined benefit pension and other postretirement benefit plans subject to amortization are amortized over the average remaining service of the participants.

Assumptions used in determining defined benefit pension and other postretirement benefit expense are important in determining the costs of our plans. The expected long-term rates of return on plan assets were derived based on the capital market assumptions for each designated asset class under the respective trust’s investment policy. The capital market assumptions reflect a combination of historical performance analysis and the forward-looking return expectations of the financial markets. A 0.5 percentage-point change in the weighted-average long-term expected rate of return on plan assets would change 2013 net pension expense by approximately $5 million.

The assumed discount rates used in determining the benefit obligations were determined by reference to the yield on zero-coupon corporate bonds rated Aa or AA maturing in conjunction with the expected timing and amount of future benefit payments. A 0.5 percentage-point change in the weighted-average discount rates would change 2013 net pension expense by approximately $2 million. The effect on other postretirement benefit expense would be negligible from such changes in the weighted-average discount rates. With respect to benefit obligations, a 0.5 percentage-point decrease in the weighted-average discount rates would increase pension benefit obligations by approximately $97 million and would increase other postretirement benefit obligations by approximately $2 million, while a 0.5 percentage-point increase in the weighted-average discount rates would decrease pension benefit obligations by approximately $88 million and would decrease other postretirement benefit obligations by approximately $2 million.

Equity compensation. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of other variables. These variables include the stock price, expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors (term of option).

We do not have a history of market prices for our common stock because our stock is not publically traded. We estimate the value of the underlying stock by examining the value of comparable market values for others in our industry and making adjustments for our capital structure and by utilizing discounted cash flows analysis. Contemporaneously with the stock award grants, we obtained an independent appraisal of the fair value of the shares of common stock. The strike price of the stock options and the fair value of the restricted stock units awarded at emergence and during the first quarter of 2013 were consistent with this independent valuation. We estimate the volatility of our common stock by considering volatility of appropriate peer companies and adjusting for factors unique to our stock, including the effect of debt leverage. We estimate the expected term of options granted by incorporating the contractual term of the options and employees’ expected exercise behaviors.

Stock based awards that will be settled in cash or otherwise require liability classification are recognized as a liability, which is re-measured at fair value as of each balance sheet date. The cumulative effect of the change in fair value is recognized in the period of the change as an adjustment to compensation cost.

Environmental and legal liabilities. We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the contingency is probable of occurring and reasonably estimable.

Restructuring and other charges. We periodically record charges for the reduction of our workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, facility closures, contract termination and other costs, as well as an estimate of the value that could be received from disposal or sale of affected assets. These assumptions could differ from actual costs incurred or value received.

Impairment of long-lived assets. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable. If these circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset held for sale at the lower of its carrying value or its estimated net realizable value.

Intangible assets are recognized at the time of an acquisition, based upon their fair value. Our intangible assets primarily consist of customer-related intangible assets and trademarks/trade names with finite lives. Similar to long-lived tangible assets, intangible assets with finite lives are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Management believes that the accounting estimates associated with determining fair value as part of an impairment analysis are critical accounting estimates because estimates and assumptions are made about our future performance and cash flows. We use a variety of methodologies to determine the fair value of these assets including discounted future cash flow models, which are consistent with the assumptions we believe hypothetical marketplace participants would use. While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Revenue recognition. We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. We provide allowances for estimated returns and other customer credits, such as discounts and volume rebates, when the revenue is recognized based on contractual requirements and historical experience. Customer rebates are not complex and are calculated based on actual sales volumes and agreed upon rebate levels. These estimates are reviewed regularly to determine the adequacy of the reserves recorded and we have not experienced material adjustments to these estimates.

Fresh start accounting. We evaluated the applicable accounting guidance regarding fresh start accounting and determined that we qualified to report under those requirements.

As required by U.S. GAAP, in connection with emergence from Chapter 11, we adopted the fresh start accounting provisions of ASC 852 effective December 31, 2012. Under ASC 852, the reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the company immediately after restructuring. The reorganization value is allocated to the respective fair value of assets. The excess reorganization value over the fair value of identified tangible and intangible assets is recorded as goodwill. Liabilities, other than deferred taxes and pension and OPEB projected benefit obligations, are stated at present values of amounts expected to be paid.

Fair values of assets and liabilities represent our best estimates based on our appraisals and valuations. Where the foregoing were not available, industry data and trends or references to relevant market rates and transactions were used.

The estimates and assumptions used in the valuation of our assets and liabilities are inherently subject to significant uncertainties, many of which are beyond our control. Accordingly, there can be no assurance that the estimates, assumptions and values reflected in these valuations will be realized and actual results could vary materially.

A number of judgments were made in the determination of the enterprise value, as well as the allocation of the reorganization value to our assets and liabilities. If a different conclusion had been reached for any one of our assumptions, it could have resulted in different amounts recorded in our consolidated financial statements.

Results of Operations

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changes the carrying amounts and classifications reported in our consolidated financial statements and resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the consolidated financial statements of the Predecessor Company will not be comparable to the consolidated financial statements of the Successor Company.

The following table sets forth our historical results of operations for the years ended December 31, 2012, 2011 and 2010 and the first quarter ended March 31, 2013 and 2012.

	Successor		Predecessor		Predecessor
	First Quarter Ended		First Quarter Ended		Year ended December 31,
	March 31, 2013		March 31, 2012		2012		2011		2010
(in millions)	$	%	$	%	$	%	$	%	$	%
Net sales	756	100.0	760	100.0	3,131	100.0	3,502	100.0	3,596	100.0
Cost of sales	715	94.6	723	95.1	3,015	96.3	3,375	96.4	3,511	97.6
Selling, general and administrative expenses	41	5.4	33	4.3	139	4.4	145	4.1	183	5.1
Interest expense	11	1.4	112	14.8	26	0.9	391	11.2	375	10.4
Other (income) expense, net	—	—	—	—	—	—	2	0.1	182	5.1

Income (loss) before reorganization items and income taxes	(11)	(1.4)	(108)	(14.2)	(49)	(1.6)	(411)	(11.8)	(655)	(18.2)
Reorganization items, net	—	—	33	4.3	(1,288)	(41.2)	86	2.3	—	—

Income (loss) before income taxes	(11)	(1.4)	(141)	(18.5)	1,239	39.6	(497)	(14.1)	(655)	(18.2)
Income tax (benefit)	—	—	(18)	(2.3)	(19)	(0.6)	1	0.1	1	0.1

Net income (loss)	(11)	(1.4)	(123)	(16.2)	1,258	40.2	(498)	(14.2)	(656)	(18.3)

Supplemental Information
Adjusted EBITDA (see Reconciliation of Net Income (Loss) To EBITDA and Adjusted EBITDA below)	$61		$66		$238		$324		$306

First Quarter 2013 Compared to First Quarter 2012

Net sales in the first quarter of 2013 were down slightly at $756 million compared to $760 million in the first quarter of 2012. Higher paper sales volume ($4 million) and improved mix ($9 million), as well as higher sales of market pulp ($5 million) were more than offset by lower average paper prices ($22 million) in the first quarter of 2013 compared to the first quarter of 2012. Average paper prices were $887 per ton in the first quarter of 2013 compared to $906 per ton in the first quarter of 2012, as a result of the continuing decline in demand for coated paper and a shift in demand from coated groundwood paper to supercalendered paper, without offsetting reductions in coated paper capacity. Paper sales volume increased to 826,000 tons in the first quarter of 2013 compared to 821,000 tons in the first quarter of 2012 despite taking 4,000 tons of market-related downtime in the first quarter of 2013. This increase was the result of an increase in domestic volume. We did not take any market-related downtime in the first quarter of 2012.

Cost of sales in the first quarter of 2013 was $715 million compared to $723 million in the first quarter of 2012, a decrease of $8 million or 1%. The decrease was primarily the result of lower depreciation and maintenance expense as well as lower spending as a result of cost reduction initiatives. These reductions were partially offset by higher paper sales volume ($3 million) and inflation on input costs ($10 million), including chemicals, energy and other items, partially offset by wood, as well as higher costs driven by mix. Depreciation expense at our mills totaled $43 million in the first quarter of 2013 compared to $57 million in the first quarter of 2012, primarily as a result of the decrease in carrying value of property, plant and equipment to reflect its fair value pursuant to fresh start accounting upon emergence from

Chapter 11. Maintenance expense at our mills totaled $58 million and $65 million in the first quarter of 2013 and 2012. This decrease was the result of timing of maintenance activities. During the first quarter of 2013, we took actions to reduce personnel as part of our cost reduction initiatives and recognized a charge of $3 million for employee-related costs in cost of sales. Gross margin for the first quarter of 2013 was 5.4% compared to 4.9% for the first quarter of 2012.

Selling, general and administrative expenses increased to $41 million in the first quarter of 2013 from $33 million in the first quarter of 2012, primarily as a result of $4 million higher stock compensation expense due to awards granted to certain executive officers and $5 million higher outside consulting fees, including certain bankruptcy-related items no longer classified as reorganization items. During the first quarter of 2013, we took actions to reduce personnel as part of our cost reduction initiatives and recognized a charge of $1 million for employee-related costs in selling, general and administrative expense. As a percentage of net sales, selling, general and administrative expenses increased in the first quarter of 2013 to 5.4% from 4.3% in the first quarter of 2012.

Interest expense in the first quarter of 2013 was $11 million compared to $112 million in the first quarter of 2012, a decrease of $101 million, primarily due to significantly lower debt levels in connection with our emergence from Chapter 11.

Reorganization items in the first quarter of 2012 were $33 million, including a $15 million charge associated with a guarantee by NewPage on our former Canadian subsidiary, NewPage Port Hawkesbury Corporation’s performance on the BioMass Project, $13 million in professional fees associated with the Chapter 11 Proceedings, $4 million in debtor in possession financing costs associated with the February 2012 amendment to the debtor in possession credit agreement and $1 million in charges for other items. Professional fees and bankruptcy-related items associated with the Chapter 11 Proceedings incurred subsequent to the Convenience Date are no longer classified as reorganization items; rather, they are classified in the respective income statement lines to which they relate. As a result, certain of these costs were included in selling, general and administrative expenses in the first quarter of 2013.

Income tax expense (benefit) in the first quarter of 2013 and 2012 was zero and $(18) million. The benefit in 2012 reflects the reversal of a tax reserve associated with the December 2007 acquisition of Stora Enso North America. For the first quarter of 2013 and 2012, we recorded a valuation allowance against our net deferred income tax benefit for federal income taxes and for certain states as it was more likely than not that we would not realize those benefits.

Net income (loss) was $(11) million in the first quarter of 2013 compared to $(123) million in the first quarter of 2012. The improvement was primarily the result of lower reorganization items and lower interest expense due to the elimination of our pre-petition debt upon our emergence from bankruptcy proceedings, as well as the cost reduction initiatives.

Adjusted EBITDA was $61 million in the first quarter of 2013 compared to $66 million in the first quarter of 2012. See “Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA” for further information on the use of EBITDA and Adjusted EBITDA as measurement tools.

2012 Compared to 2011

Net sales in 2012 were $3,131 million compared to $3,502 million in 2011, a decrease of $371 million, or 11%. Net sales were affected primarily by lower sales volume of paper ($388 million). Volumes decreased 11% in 2012 as we sold 3,371,000 tons compared to 3,807,000 tons sold in 2011. On a reported basis, average prices increased 1% to $901 per ton in 2012 versus $891 per ton in 2011, primarily a result of improved mix. Both price and volume were impacted by the shutdown of the Port Hawkesbury mill in September 2011. Excluding the impacts of the shutdown, average paper price was down 2%, as a result of the continuing decline in demand for coated paper, and tons sold were relatively flat compared to 2011. We also took 34,000 tons of market-related downtime during 2012 and did not take any market-related downtime during 2011.

Cost of sales in 2012 was $3,015 million compared to $3,375 million in 2011, a decrease of $360 million, or 11%. The decrease was a result of lower paper sales volume ($314 million) and lower maintenance expense, primarily due to the shutdown of the Port Hawkesbury mill. Maintenance expense at our mills totaled $272 million in 2012 compared to $300 million in 2011.

Selling, general and administrative expenses decreased to $139 million in 2012 from $145 million in 2011, primarily as a result of $31 million lower legal and consulting costs, partially offset by $18 million higher employee related incentive compensation costs. As a percentage of net sales, selling, general and administrative expenses increased to 4.4% in 2012 from 4.1% in 2011.

Interest expense in 2012 was $26 million compared to $391 million in 2011, a decrease of $365 million. The decrease was primarily the result of $288 million lower interest expense associated with pre-petition debt in 2012 compared to 2011 and $27 million lower non-cash interest expense associated with pre-petition debt (both discounts and deferred financing fees). As a result of the stay of claims pursuant to the Chapter 11 Proceedings the company was not obligated to pay interest on pre-petition unsecured or under-secured debt. Also, in 2012, $63 million of post-petition First Lien Notes interest expense was reversed into income as it was re-characterized as a principal reduction. This interest was previously expensed in 2011. Offsetting these items was interest expense associated with the debtor in possession financing which was $17 million higher in 2012 compared to 2011.

Reorganization items represent revenues, expenses, gains and losses directly related to the reorganization process under the Chapter 11 Proceedings. Reorganization items, net, in 2012 totaled a net gain of $(1,288) million and include $(2,263) million gain on extinguishment of debt, $759 million loss on fresh start revaluation, $80 million loss related to the tax impact of the Chapter 11 plan, $70 million in professional fees and $66 million in other items. Reorganization items in 2011 totaled $86 million and include $28 million in charges to adjust reserves to estimated allowed claims, $22 million in debtor in possession financing costs, $21 million in professional fees, $12 million for the write-off of pre-petition debt discounts, premiums and deferred financing costs, an $18 million gain relating to the deconsolidation of NPPH and $21 million of other items.

Income tax expense (benefit) in 2012 and 2011 was $(19) million and $1 million. The benefit in 2012 reflects the reversal of a tax reserve associated with the December 2007 acquisition of Stora Enso North America. In 2012 and 2011, we recorded a valuation allowance against our net deferred income tax benefit for federal income taxes and for certain states as it was more likely than not that we would not realize those benefits.

Net income (loss) was $1,258 million in 2012 compared to $(498) million in 2011. The increase was primarily the result of the reorganization items and lower interest expense.

Adjusted EBITDA was $238 million and $324 million in 2012 and 2011. See “Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA” for further information on the use of EBITDA and Adjusted EBITDA as a measurement tool.

2011 Compared to 2010

Net sales in 2011 were $3,502 million compared to $3,596 million in 2010, a decrease of $94 million or 3%. Net sales were affected primarily by lower sales volume of paper ($379 million), partially offset by higher paper prices ($191 million), as well as favorable mix ($61 million) in 2011 compared to 2010. In addition, sales were favorably impacted by higher sales of market pulp and other items ($33 million). Average paper prices increased to $891 per ton in 2011 compared to $825 per ton in 2010, as a result of price increases implemented during 2010 and the first half of 2011. Paper sales volume decreased to 3,807,000 tons in 2011 compared to 4,266,000 tons in 2010 as a result of the shutdown of the Whiting mill in February 2011 and the Port Hawkesbury mill in September 2011.

Cost of sales in 2011 was $3,375 million compared to $3,511 million in 2010, a decrease of $136 million, or 4%. The decrease was a result of lower paper sales volume ($322 million) primarily due to the shutdown of the Whiting and Port Hawkesbury mills, partially offset by inflation on input costs ($194 million), primarily chemicals and wood. Maintenance expense at our mills totaled $300 million in 2011 compared to $301 million in 2010.

Selling, general and administrative expenses decreased to $145 million in 2011 from $183 million in 2010, a decrease of $38 million. The decrease was primarily a result of $22 million lower non-cash stock compensation expense, $6 million in employee-related costs in 2010, primarily associated with certain former executive officers, $5 million in costs associated with the long-term incentive plan during 2010, as well as overall spending reductions and lower employee costs in 2011. As a percentage of net sales, selling, general and administrative expenses improved to 4.1% in 2011 from 5.1% in 2010.

Interest expense in 2011 was $391 million compared to $375 million in 2010. Interest expense in 2011 was $46 million higher compared to 2010 due to the accelerated amortization of the discount and deferred financing fees associated with the First-Lien Notes. Furthermore, as a result of the Chapter 11 Proceedings, interest expense was no longer accrued on certain pre-petition debt, resulting in a reduction of $38 million in interest expense in 2011 compared to 2010. Interest expense in 2011 also includes $8 million of interest on the debtor in possession financing.

Other (income) expense was $2 million in 2011 compared to $182 million in 2010. Other (income) expense in 2010 includes asset impairment charges of $210 million, as a result of a $196 million charge during the fourth quarter of 2010 associated with the announced closure of the Whiting mill, partially offset by $(22) million of income recognized for alternative fuel mixture credits.

Reorganization items in 2011 totaled $86 million and include, $28 million in charges to adjust reserves to estimated allowed claims, $22 million in debtor in possession financing costs, $21 million in professional fees, $12 million for the write-off of pre-petition debt discounts, premiums and deferred financing costs, an $18 million gain relating to the deconsolidation of NPPH and $21 million of other items.

Net income (loss) was $(498) million in 2011 compared to $(656) million in 2010. The net loss improved in 2011 from 2010 as a result of higher prices and lower asset impairment costs offset somewhat by the impact of reorganization items.

Adjusted EBITDA was $324 million and $306 million in 2011 and 2010. See “Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA” for further information on the use of EBITDA and Adjusted EBITDA as a measurement tool.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA and Adjusted EBITDA (as described in the table below) are not measures of our performance under U.S. GAAP, are not intended to represent net income (loss), and should not be used as alternatives to net income (loss) as indicators of performance. EBITDA and Adjusted EBITDA are shown because they are bases upon which our management assesses performance and are primary components of certain covenants under our revolving credit facility. In addition, our management believes EBITDA and Adjusted EBITDA are useful to investors because they and similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. The use of EBITDA and Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business.

The following table presents a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the years ended December 31, 2012, 2011 and 2010 and the first quarter ended March 31, 2013 and 2012:

	Successor	Predecessor	Predecessor
	First Quarter Ended March 31, 2013	First Quarter Ended March 31, 2012	Year Ended December 31,
(in millions)			2012	2011	2010
Net income (loss)	$(11)	$(123)	$1,258	$(498)	$(656)
Interest expense	11	112	26	391	375
Income tax (benefit)	—	(18)	(19)	1	1
Depreciation and amortization	46	60	242	243	269

EBITDA	46	31	1,507	137	(11)
Equity awards	4	—	1	(1)	21
(Gain) loss on disposal of assets	—	1	6	11	—
Asset impairment charges	—	—	—	—	210
Non-cash U.S. pension expense	—	—	6	12	35
Integration and related severance costs and other charges	5	1	8	23	10
Reorganization items, net	—	33	(1,288)	86	—
Post-emergence bankruptcy-related items	3	—	—	—	—
Pre-petition professional fees	—	—	—	19	—
Port Hawkesbury operations	—	—	—	37	43
Other	3	—	(2)	—	(2)

Adjusted EBITDA	$61	$66	$238	$324	$306

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income (ASU 2011-05). The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us beginning with our financial statements for the period ended December 31, 2012 and was applied on a retrospective basis. The adoption of this standard only impacted the presentation of our consolidated financial statements. Changes in ASU 2011-05 that related to the presentation of reclassification adjustments were deferred for 2012 and subsequently superseded by Accounting Standards Update No. 2013-02

Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). ASU 2013-02 requires additional disclosure about the amounts being reclassified out of Accumulated other comprehensive income (loss) (“AOCI”) by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. This guidance is effective for us for annual and interim periods beginning January 1, 2013. The adoption of the provisions of ASU 2013-02 will only impact the presentation of our consolidated financial statements.

In July 2012, the FASB issued Accounting Standard Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired as a basis to determining whether it is necessary to perform the required annual impairment test. This guidance is effective for us for annual and interim impairments tests performed beginning January 1, 2013. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations and cash flows.

Liquidity and Capital Resources

Available Liquidity

As of March 31, 2013, our principal sources of liquidity include cash generated from operating activities and availability under our revolving credit facility. The amount of borrowings and letters of credit available to NewPage under the revolving credit facility is limited to the lesser of $350 million or an amount determined pursuant to a borrowing base, as defined in the revolving credit facility ($369 million as of March 31, 2013).

As of March 31, 2013, we had $262 million available for borrowing after reduction for $64 million in letters of credit and $24 million in outstanding borrowings under the revolving credit facility. During the first quarter of 2013, our average daily balance outstanding under our revolving credit facility was $1 million with a weighted-average interest rate of 4.25%.

Total liquidity at March 31, 2013, was $271 million, consisting of $262 million of availability under the revolving credit facility and $9 million of available cash and cash equivalents.

We have not experienced, and do not currently anticipate that we will experience, any limitations in our ability to access funds available under our revolving credit facility. In an effort to manage credit risk exposures under our debt and derivative instruments, we regularly monitor the credit-worthiness of the counterparties to these agreements. We believe our cash flow from operations, available borrowings under our revolving credit facility and cash and cash equivalents will be adequate to meet our liquidity needs for the next twelve months.

Employee Benefit Obligations

We made pension contributions of $27 million during 2012 to satisfy our required annual pension contributions for 2012. Based on current assumptions, we anticipate that our required pension funding contributions during 2013 will total approximately $41 million (of which $4 million has already been contributed in the first quarter of 2013). Additionally, based on current assumptions, we estimate that our required annual pension contributions, commencing in 2014, will be approximately $50 million per year through 2018. We expect future contributions to be funded by cash flows from operations. The amount and timing of future required contributions to the pension trust depend on assumptions concerning future events. The most significant of these assumptions relate to the benchmark interest rate used to discount benefits to their present value, future investment performance of the pension funds and actuarial data relating to plan participants. During the Chapter 11 proceedings, all of the Company’s unions entered into a comprehensive bargaining agreement in a continued effort to control pension costs. See Note 12 to the 2012 annual consolidated financial statements for further information.

Exit Financing

On December 21, 2012, NewPage and each of its material, wholly-owned U.S. subsidiaries entered into a credit and guaranty agreement for a $500 million term loan facility (“Term Loan”) led by Goldman Sachs Lending Partners LLC and a credit agreement for a $350 million revolving credit facility (“Revolver”) led by J.P. Morgan Securities LLC. In connection with the implementation of the Chapter 11 plan, the proceeds from the exit financing have been used for the refinancing of the previously existing DIP credit agreement, payment of distributions pursuant to the Chapter 11 plan, as well as providing for future use by NewPage for ongoing working capital requirements and general corporate purposes of NewPage. Substantially all of NewPage’s material assets are pledged as collateral for the Term Loan and Revolver and both facilities are guaranteed by NewPage Investment, NewPage and each of its direct U.S. subsidiaries.

$350 Million Revolving Credit Agreement

The Revolver, with a maturity date of December 21, 2017, provides for an asset-based, revolving credit facility with an aggregate lender commitment of up to $350 million at any time outstanding, subject to borrowing base availability, including $30 million swingline sub-facility and a $200 million letter of credit sub-facility.

The Revolver availability under the facility is subject to a borrowing base, which at any time is equal to: the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of 75% of eligible inventory of the company or 85% of the net orderly liquidation value of eligible inventory of the company, minus reserves established by the co-collateral agents.

Borrowings under the Revolver bear interest at a rate equal to, at NewPage’s option, the base rate or the Eurodollar rate, in each case plus an applicable margin. The base rate under the Revolver equals the greater of: (i) the U.S. prime rate, (ii) the federal funds rate plus 0.5%, or (iii) the Eurodollar rate for a one month interest period plus 1.0%. The initial applicable margin is 1.00% with respect to the base rate borrowings and 2.00% with respect to the Eurodollar borrowings. The applicable margin is subject, in each case, to monthly pricing adjustments based on the average monthly excess availability under the Revolver, with such adjustments commencing after the end of the second full fiscal quarter following the Emergence Date.

In addition to paying interest on the outstanding borrowings under the Revolver, the company is required to pay a fee in respect of committed but unutilized commitments equal to 0.375% per annum. NewPage must also pay a fee on the outstanding letters of credit under the Revolver at a rate equal to the applicable margin in respect of Eurodollar borrowings, plus a fronting fee of 0.125% per annum on the average daily amount of the outstanding letters of credit.

The company is able to voluntarily repay amounts against the Revolver in whole or in part, at any time without premium or penalty. The company is required to make repayments against the Revolver anytime it has outstanding loans under the Revolver that exceed the maximum availability then in effect. The company is also required to use net proceeds from certain significant asset sales to repay outstanding Revolver loans, but may re-borrow following such prepayments if the conditions to borrowing are met.

$500 Million Senior Secured Exit Term Loan Credit Facility due 2018

Borrowings under the Term Loan bear interest at a rate equal to, at NewPage’s option, the base rate or the Eurodollar rate, in each case plus an applicable margin. The base rate under the Term Loan equals the greater of

(i) the U.S. prime rate, (ii) the federal funds effective rate plus 0.5% or, (iii) the adjusted Eurodollar rate plus 1%. The applicable margin for Base Rate loans is 5.5% and the applicable margin for Eurodollar loans is 6.5%. The Eurodollar rate is subject to a floor of 1.25%.

The interest in effect for the Term Loan at December 31, 2012 is 7.75%.

Scheduled principal payments on the Term Loan are due quarterly and began on March 31, 2013. Quarterly installments due are $1.25 million for each quarter ending in 2013 and $6.25 million for each quarter ending in 2014 through 2018 with the final principal payment and remaining balance due on December 21, 2018. The Term Loan includes a requirement to prepay the Term Loan annually by an aggregate amount equal to 75% of the consolidated excess cash flow for the year ending December 31, 2013 and 50% of such consolidated excess cash flow for each fiscal year thereafter. The payment is due no later than 120 days after the end of the fiscal year. If the Company’s net leverage ratio as of the last day of such fiscal year is equal to or below 1.50:1.00, but greater than 1.00:1.00, then the payment amount is reduced to 25% of consolidated excess cash flow and if equal to or below 1.00:1.00 then no payment is required. Any payments so made from excess cash flow reduce the scheduled principal payments on the Term Loan.

At December 31, 2012, future minimum principal payments of debt related to the Term Loan are: $5 million in 2013; $25 million in each of 2014, 2015, 2016 and 2017; and $395 million in 2018.

The company is able to voluntarily repay amounts against the Term Loan in whole or in part, at any time. Prepayments in 2013 are subject to a 2% premium plus interest for the balance of the year. Prepayments in 2014 and 2015 are subject to 2% and 1% premiums. The company is required to make repayments against the Term Loan anytime it has proceeds from asset sales or insurance/condemnation proceeds unless the company invests such proceeds in long-term assets for the business within one year of an asset sale. The company is also required to make repayments against the Term Loan from any proceeds from the issuance of debt or in the event that consolidated excess cash flow exists at the end of any fiscal year. Any payments made under the excess cash flow sweep reduce the scheduled principal payments on the Term Loan.

The Revolver and Term Loan contain customary covenants for asset-based credit agreements of this type, including, among other things: (i) requirements to deliver financial statements, other reports and notices; (ii) requirements to pay all taxes imposed, properly maintain all assets and properties and maintain appropriate insurance for the assets, properties and businesses of the company; (iii) restrictions on the existence or incurrence and repayment of indebtedness, including restrictions on incurrence of any sale and lease back transactions or incurrence of capital leases in excess of $50 million in aggregate; (iv) restrictions on the existence or incurrence of liens; (v) restrictions on making certain restricted payments; (vi) restrictions on making certain investments; (vii) restrictions on certain mergers, consolidations and asset dispositions; (viii) restrictions on transactions with affiliates; (ix) restrictions on modifications to material indebtedness; and (x) requirements related to maximum net leverage ratios and a minimum fixed charge coverage ratio. Subject to customary grace periods and notice requirements, the Revolver and Term Loan also contain customary events of default.

Cash Flows

Cash provided by (used for) operating activities was $(42) million during the first quarter of 2013 compared to $(144) million during the first quarter of 2012, primarily the result of improvements in working capital and lower cash requirements for interest as a result of the Chapter 11 Proceedings. Investing activities in first quarter of 2013 include $14 million for capital expenditures. Financing activities primarily consisted of borrowings and payments on the revolving credit facility.

Cash provided by (used for) operating activities was $3 million during 2012 compared to $87 million during 2011, primarily the result of the decline in sales due to lower pricing, partially offset by lower cash requirements for interest as a result of the Chapter 11 Proceedings. Investing activities in 2012 include spending of $157 million for capital expenditures (which includes $54 million associated with the PM 35 capital lease pursuant to the Chapter 11 plan). Financing activities during 2012 include the issuance of $500 million exit financing term loan facility (proceeds of $490 million), $166 million repayment of first-lien pre-petition debt (consisting of $103 million cash payment upon emergence pursuant to the Chapter 11 plan and the reversal of $63 million in post-petition first-lien debt interest expense from 2011 that was re-characterized as a principal reduction in 2012) and $250 million repayment of the debtor in possession financing.

Cash provided by operating activities was $87 million during 2011 compared to $(115) million during 2010, primarily the result of improved working capital, especially accounts payable and accrued liabilities. Investing activities in 2011 include spending of $77 million for capital expenditures. Financing activities in 2011 included the issuance of $250 million debtor in possession financing (proceeds of $248 million) used for the repayment of amounts outstanding under the pre-petition revolving credit facility and for working capital and general corporate purposes during the Chapter 11 Proceedings. Investing activities in 2010 include spending of $68 million for capital expenditures and the receipt of $12 million of proceeds from the sales of assets. Financing activities during 2010 include $79 million in proceeds from NSPI for the Port Hawkesbury biomass project, the issuance of $70 million of additional First-Lien Notes (proceeds of $67 million) used to repay existing borrowings under the revolving credit facility and for general corporate purposes and $40 million of net borrowings under the revolving credit facility.

Capital Expenditures

Capital expenditures were $14 million and $12 million for the first quarter ended March 31, 2013 and 2012. Approximately $8 million of our capital expenditures in each quarter ended March 31, 2013 and 2012, related to improvement projects, while the remaining related to maintaining the operational effectiveness of our equipment.

Capital expenditures were $157 million, $77 million and $68 million during 2012, 2011 and 2010. Capital expenditures in 2012 include $54 million associated with the purchase of the PM 35 capital lease pursuant to the Chapter 11 plan. Approximately half of our capital expenditures in each of the years presented related to improvement projects, while the remaining related to maintaining the operational effectiveness of our equipment or compliance with environmental laws and regulations. In order to preserve liquidity, we significantly reduced our capital expenditures in 2011 and 2010, but reverted back to more normal levels of capital spending in 2012. In 2013, we expect to spend in the range of $75 million to $100 million in capital expenditures. We expect to fund our capital expenditures with cash flows from operations, although working capital may be funded seasonally through our revolving credit facility.

Compliance with environmental laws and regulations is a significant factor in our business. We incurred $3 million in 2012 to maintain compliance with applicable environmental laws and regulations or to meet new regulatory requirements and we expect to incur capital expenditures of approximately $3 million in 2013 in order to maintain compliance with applicable environmental laws and regulations. Environmental compliance may require increased capital and operating expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional expenditures. We anticipate that environmental compliance will continue to require increased capital expenditures in connection with environmental laws or regulations, or interpretations, or change of the nature of operations, requiring us to make significant additional capital expenditures.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Contractual Commitments

The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2012:

(in millions)	Total	2013	2014-2015	2016-2017	Thereafter
Contractual Obligations
Long-term debt(1)	$500	$5	$50	$50	$395
Interest expense(2)	207	39	72	66	30
Operating leases	11	5	4	2	—
Fiber supply agreements(3)	157	71	49	36	1
Purchase obligations	299	72	74	68	85
Other long-term obligations	43	—	17	6	20
Pension OPEB	540	14	22	15	489

Total	$1,757	$206	$288	$243	$1,020

Other Commercial Commitments
Standby letters of credit(4)	$65	$65	$—	$—	$—

Total	$65	$65	$—	$—	$—

(1)	Amounts shown represent scheduled maturities assuming the refinancing of certain indebtedness does not occur, and do not take into account any acceleration of indebtedness resulting from mandatory payments required for events such as asset sales or under the excess cash flows provisions of our financing instruments.
(2)	Amounts include contractual interest payments using the interest rates as of December 31, 2012 applicable to our variable-rate debt.
(3)	The contractual commitments consist of the minimum required expenditures to be made pursuant to the fiber supply agreements.
(4)	We are required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers and certain other parties.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of March 31, 2013 and December 31, 2012, $523 million and $500 million of our debt consisted of borrowings with variable interest rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow or compliance with our debt covenants. Our debt outstanding as of March 31, 2013 and December 31, 2012 has a LIBOR floor of 1.25%. Based on our debt balance outstanding at March 31, 2013 and December 31, 2012, the potential annual increase in interest expense resulting from a 100 basis point increase in LIBOR above the floor would be $5 million.

Item 3.	Properties

Our corporate headquarters is located in Miamisburg, Ohio. We own the mills where we produce our paper products and own the converting facilities where we convert rolls of paper to sheets. We believe that we have sufficient capacity at our manufacturing facilities to meet our production needs for the foreseeable future. In addition, we lease space or have third-party arrangements to utilize space in approximately 60 warehouse facilities. All of our owned facilities (except those owned by CWPCo) are pledged as collateral under our debt agreements. The following table lists the purpose of each of our significant facilities, as well as whether the facility is owned or leased:

Location	Purpose	Owned or Leased/Expiration
Miamisburg, Ohio	Corporate headquarters	Leased/2019
Biron, Wisconsin	Paper mill	Owned
Duluth, Minnesota	Paper mill	Owned
Escanaba, Michigan	Paper mill	Owned
Luke, Maryland	Paper mill, warehouse and converting	Owned
Rumford, Maine	Paper mill	Owned
Stevens Point, Wisconsin	Paper mill	Owned
Wickliffe, Kentucky	Paper mill	Owned
Wisconsin Rapids, Wisconsin	Paper mill, warehouse and converting	Owned

In February 2011, we permanently closed our Whiting, Wisconsin mill. In September 2012, as a result of the CCAA Proceedings, our paper mill in Nova Scotia, Canada was sold pursuant to the NPPH plan of compromise and arrangement.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

NewPage is a wholly-owned subsidiary of NewPage Investment which is a wholly-owned subsidiary of NewPage Holdings.

The following table sets forth information with respect to the beneficial ownership of NewPage Holdings as of May 20, 2013 by:

•	each person who is known by us to beneficially own 5% or more of the NewPage Holdings common stock;

•	each member of the board of directors of NewPage Holdings, NewPage Investment and NewPage;

•	each of the Executives; and

•	all directors and executive officers of NewPage Holdings.

Beneficial ownership is determined in accordance with the rules of the SEC and includes stock options that could be exercised within 60 days. To our knowledge, each of the holders listed below has sole voting and investment power as to the NewPage Holdings common stock owned unless otherwise noted.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Franklin Resources, Inc.(1)	1,012,440	14.3%
J.P. Morgan Asset Management(2)	890,248	12.6%
Oaktree Capital Management(3)	857,892	12.1%
The Goldman Sachs Group(4)	800,000	11.3%
Centerbridge Partners(5)	736,892	10.4%
Daniel A. Clark	—	—
Jay A. Epstein	—	—
Laszlo M. Lukacs	—	—
George F. Martin	—	—
James C. Tyrone	—	—
Mark A. Angelson	—	—
Robert M. Amen	—	—
Robert J. Bass	—	—
Lisa J. Donahue	—	—
Paul E. Huck	—	—
John F. McGovern	—	—
Eric D. Muller	—	—
Directors and executive officers as a group (15 persons)	—	—

(1)	The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, CA 94403.
(2)	The address for J.P. Morgan Asset Management is 500 Stanton Christiana Road, Newark, DE 19713.
(3)	The address for Oaktree Capital Management is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(4)	The address for The Goldman Sachs Group is 200 West Street, New York, NY 10282.
(5)	The address for Centerbridge Partners is 375 Park Avenue, 12th Floor, New York, NY 10152.

Item 5.	Directors and Executive Officers

The following are the names, ages and a brief account of the business experience for at least the last ten years of the directors and executive officers of NewPage Holdings Inc. as of May 20, 2013. The directors of NewPage Holdings Inc. were first elected in December 2012 upon emergence from Chapter 11.

Name	Age	Position
Mark A. Angelson	62	Chairman of the Board
George F. Martin	56	Director, President and Chief Executive Officer
Robert M. Amen	63	Director
Robert J. Bass	63	Director
Lisa J. Donahue	48	Director
Paul E. Huck	63	Director
John F. McGovern	66	Director
Eric D. Muller	40	Director
Patrick H. Buchenroth	46	Controller, Chief Accounting Officer
Daniel A. Clark	54	Senior Vice President, Chief Administrative Officer
Jay A. Epstein	43	Senior Vice President, Chief Financial Officer
Laszlo M. Lukacs	48	Senior Vice President, Operations
David L. Santez	58	Senior Vice President, General Counsel and Secretary
James C. Tyrone	58	Executive Vice President, Commercial Operations and Business Development

Mark A. Angelson has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. Mr. Angelson served as the Deputy Mayor of the City of Chicago and chairman of the Mayor’s Economic, Budgetary and Business Development Council from May 2011 until September 2012. From 1996-2010, as chairman and/or chief executive officer of a variety of public companies, including RR Donnelley (Chicago), Moore Corporation (Toronto), Moore Wallace (NYC) and WorldColor Press (Montreal), and as a private investor, he was a leader of the transformation and consolidation of the printing industry. Mr. Angelson led World Color Press (formerly Quebecor World) out of bankruptcy as chairman and then chief executive officer in 2009 and effected its sale to Quad/Graphics in 2010, where he served as a director until April 2011. He served as chairman of MidOcean Partners, a New York and London-based investment firm 2007-2009.

Robert M. Amen has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. Until 2009, he was chairman and chief executive officer of International Flavors & Fragrances Inc. (“IFF”). Prior to joining IFF in 2006, Mr. Amen spent over 25 years at the International Paper Company in a succession of roles culminating in his appointment as president and member of the board of directors. He was also a director of Wyeth, the US pharmaceutical and healthcare company, until its acquisition by Pfizer in October 2009. Mr. Amen is also on the board of directors of Balfour Beatty plc which engages in infrastructure business primarily in the United Kingdom and the United States and he is currently the Chairman of the Deming Center Advisory Board at the Columbia Business School.

Robert J. Bass has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. Mr. Bass is currently a director of Groupon, Inc. since April 2012. Mr. Bass retired from Deloitte & Touche in 2012 as vice chairman after 39 years with that firm.

Lisa J. Donahue has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. She is currently a managing director at Alix Partners and has been affiliated with Alix Partners since 1998. Ms. Donahue currently co-heads the Turnaround and Restructuring practice. She specializes in financial and operational reorganizations and transformations. Over the years, Lisa has been successful as both an interim executive and an advisor at such companies as Umbro International, Exide Technologies and New World Pasta. Lisa is currently a Trustee for the American Red Cross of Greater New York as well as a Board member for InMotion Inc.

Paul E. Huck has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. Prior to his retirement in February 2013, he was the senior vice president and chief financial officer of Air Products and Chemicals, Inc. and was appointed vice president and chief financial officer in 2004. Mr. Huck served as vice president and corporate controller from 1994 to 2004. Mr. Huck joined Air Products in 1979.

George F. Martin was chief executive officer and a member of the board of directors of NewPage when it filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been president and chief executive officer and a member of the board of directors of NewPage since August 2010 and of NewPage Holdings and NewPage Investment since December 2012. Prior to that, he had been senior vice president, operations since December 2007. Prior to that Mr. Martin had been vice president, operations since April 2006. Prior to that, Mr. Martin served as vice president, coated operations from May 2005 to March 2006. From February 2003 through April 2005, Mr. Martin was vice president of operations at the Escanaba mill of MeadWestvaco’s Papers Group. From February 2002 through January 2003, Mr. Martin was director of integration for MeadWestvaco’s Papers Group. Previously, he was production manager of the Luke mill of Westvaco since 1997.

John F. McGovern has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. He is the founder, and since 1999 a partner, of Aurora Capital LLC, a private investment and consulting firm based in Atlanta, Georgia. Prior to founding Aurora Capital, Mr. McGovern served in a number of positions of increasing responsibility at Georgia-Pacific Corporation from 1981 to 1999, including executive vice president and chief financial officer from 1994 to 1999. Mr. McGovern is currently the audit committee chairman of Xerium Technologies Inc., since 2010, and he is a director of Neenah Paper Company since 2006 as well as both General Chemical Inc. and The Newark Group since 2010. Previously, he served as a director of Collective Brands Inc. from 2003 to 2012, audit committee chairman of Chart Industries Inc. from 2004 to 2005 and Mark IV Industries Inc. in 2005. Mr. McGovern also served as a director of GenTek, Inc. from 2003 to 2009, Golden Bear Inc. from 1996 to 2000, Seabulk International from 2000 to 2002 and Maxim Crane Works Holdings, Inc. from 2005 to 2008.

Eric D. Muller has been a member of the board of directors of NewPage Holdings, NewPage Investment and NewPage since December 2012. Mr. Muller is a managing director at Goldman Sachs where he leads the North American loan investing activities for the Principal Debt Group of the Merchant Banking Division. Prior to that, he worked in the Telecom, Media, Technology Group of the Investment Banking Division from 1999 to 2003. He was named managing director in 2008. Prior to returning to Goldman Sachs in 2006, Mr. Muller was a principal for three years at the Cypress Group, where he invested private equity capital in the general industrial and business services industries. He serves on the Board of Trustees for StreetSquash the National School Climate Center and the International Racquetball Tour.

Patrick H. Buchenroth was senior vice president finance, emerging markets & dated products of ACCO Brands when NewPage filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been controller and chief accounting officer of NewPage Holdings, NewPage Investment and NewPage since February 2013. Prior to that, Mr. Buchenroth was senior vice president finance, emerging markets & dated products of ACCO Brands since May 2012. Prior to that, he was chief financial officer, consumer and office products division of MeadWestvaco Corporation from August 2005 until

April 2012 when the division was spun off and merged with ACCO Brands. Prior to that Mr. Buchenroth held various accounting and finance positions within MeadWestvaco dating back to 2002. Prior to that, he held various positions with Deloitte and Touche LLP, including as a partner, from 1989 to 2002.

Daniel A. Clark was senior vice president, chief administrative officer of NewPage when it filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been senior vice president, chief administrative officer of NewPage since November 2010 and of NewPage Holdings and NewPage Investment since December 2012. Prior to that, he was senior vice president, business excellence and chief information officer of NewPage since December 2007. Prior to that, Mr. Clark was chief information officer and vice president of order management since May 2005. Prior to that, Mr. Clark was employed by MeadWestvaco’s Papers Group as vice president of order management from January 2002 to May 2005. Prior to that, Mr. Clark was vice president of order management for The Mead Corporation Paper Division from June 2000 to January 2002.

Jay A. Epstein was senior vice president and chief financial officer of NewPage when it filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been senior vice president and chief financial officer of NewPage since July 2011 and of NewPage Holdings and NewPage Investment since December 2012. Prior to that Mr. Epstein was chief financial officer, SP Recycling Company; vice president, treasurer, secretary, SP Newsprint and a director of SP Recycling and SP Newsprint from 2008 until 2011. He was vice president, treasurer, secretary, Brant Industries and White Birch Paper from 2005 until 2011. Prior to that, he was director, global risk management for the National Bank of Canada from 2002 to 2004.

Laszlo M. Lukacs was senior vice president, operations of NewPage when it filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been senior vice president, operations of NewPage since September 2010 and of NewPage Holdings and NewPage Investment since December 2012. Prior to that, he was vice president, manufacturing operations of NewPage since November 2009. Prior to that, Mr. Lukacs was vice president, coated operations of NewPage since July 2009. Prior to that, he was vice president, fine paper operations since December 2007. Prior to that Mr. Lukacs was vice president and mill manager for the Escanaba mill since May 2005. Prior to that, he was director, operations for the Escanaba mill of MeadWestvaco’s Papers Group since May 2003. Prior to that, Mr. Lukacs was the manufacturing operations manager for the Spotswood, New Jersey mill of Schweitzer-Mauduit International, Inc. since September 2001. Prior to that, he was the operations manager for the Courtland, Alabama mill of International Paper Company from May 2000.

David L. Santez was assistant general counsel and secretary of NewPage when it filed for voluntary reorganization under Chapter 11 in September 2011 and emerged from its restructuring in December 2012. He has been vice president, general counsel and secretary of NewPage Holdings, NewPage Investment and NewPage since March 2013. Prior to that, Mr. Santez was assistant general counsel of NewPage since May 2008. Prior to that, he was vice president, associate general counsel and assistant secretary for The Ohio Casualty Insurance Company since January 2003. Prior to that, Mr. Santez was associate general counsel, senior corporate counsel and assistant secretary for MeadWestvaco Corporation since January 1986.

James C. Tyrone was senior vice president thermal paper and operations for Appleton Papers when NewPage filed for voluntary reorganization under Chapter 11 in September 2011 and was executive vice president, commercial operations and business development of NewPage when it emerged from its restructuring in December 2012. He has been executive vice president, commercial operations and business development of NewPage since February 2012 and NewPage Holdings and NewPage Investment since December 2012. Prior to that he was senior vice president thermal paper and operations for Appleton Papers since February 2010. Prior to that, he was senior vice president, sales and marketing for NewPage since May 2005. Prior to that Mr. Tyrone was senior vice president, sales and marketing for MeadWestvaco’s Papers Group since February 2002. Prior to that he was vice president of sales and marketing for The Mead Corporation Paper Division since May 2001.

Board of Directors

Pursuant to the stockholders agreement (the “Stockholders Agreement”) executed by the Company and the stockholders party thereto in connection with our emergence from the Chapter 11 Proceedings, each stockholder party thereto has agreed to vote all of its shares to ensure that the following individuals be elected as directors: (1) for so long as affiliates of Centerbridge Credit Partners (“Centerbridge”) beneficially own at least 5% of our outstanding common stock, one individual designated by Centerbridge; (2) for so long as affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) beneficially own at least 5% of our outstanding common stock, one individual designated by Goldman Sachs; (3) for so long as affiliates of J.P. Morgan Asset Management (“J.P. Morgan”) beneficially own at least 5% of our outstanding common stock, one individual designated by J.P. Morgan; and (4) for so long as affiliates of Oaktree Capital Management (“Oaktree”) beneficially own at least 5% of our outstanding common stock, one individual designated by Oaktree. Mr. Muller is the initial designee of Goldman Sachs. Only Goldman Sachs has designated an individual for membership on the Board of Directors. In addition, each stockholder party to the Stockholder Agreement has agreed to vote all of its shares and take other action to ensure that the number of directors on our board of directors is no less than six and no more than twelve. For additional information regarding the Creditor Protection Proceedings from which we emerged on December 21, 2012, see Item 1, “Business – Creditor Protection Proceedings.”

The board of directors has responsibility for general oversight of risks. The board regularly receives reports at meetings from members of senior management on areas of risk facing the company. In addition, as part of its charter, the audit committee discusses major financial, environmental, health and safety risk exposures with management and steps taken to monitor and control exposures including risk assessment and risk management policies.

The board of directors performs annual self-assessments and reviews all nominees for election to the board. All nominees are identified for board membership by members of the board except for those identified by the terms of the shareholders agreement.

The board does not have a formal policy regarding director diversity. Members of the board bring high levels of integrity and diverse backgrounds including financial expertise, relevant professional business experience and owner-oriented perspectives that contribute to board heterogeneity.

The specific attributes of each director that were considered in support of membership on the board of directors included the following:

•

for Mr. Angelson, his background, experience and judgment as a chief executive officer, as a director of several companies and his leadership of a company in a related industry as it emerged from creditor protection;

•	for Mr. Amen, his background, experience and judgment as a chief executive officer and as a director in addition to his lengthy experience as a senior executive of International Paper Company;

•	for Mr. Bass, his background, experience and judgment as a vice chairman of a big four accounting firm and as a director of a public company;

•	for Ms. Donahue, her background, experience and judgment as a senior executive involved in financial restructurings;

•	for Mr. Huck, his background, experience and judgment as a senior executive of a major industrial company;

•	for Mr. McGovern, his background, experience and judgment as founder and partner of an investment consulting company, as a senior executive within the paper industry and several directorships; and

•	for Mr. Muller, his background, experience and judgment as a senior executive in a leading investment bank.

Our audit committee consists of Messrs. Bass, Huck, McGovern and Ms. Donahue. All of the members of the audit committee are independent directors. Mr. Bass serves as the chairman of the audit committee. Duties of the audit committee include:

•	appointing or replacing independent accountants;

•	meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

•	meeting with management and internal audit to review the results of the annual and quarterly examinations of our consolidated financial statements and periodic internal audit examinations;

•	reviewing and approving the services and fees of our independent accountants;

•	monitoring and reviewing our compliance with applicable legal requirements; and

•	performing any other duties or functions deemed appropriate by our board of directors.

Our board of directors has designated Mr. Bass as our audit committee financial expert. Using the governance standards promulgated by the New York Stock Exchange, or NYSE, the board of directors of NewPage Holdings has determined that Mr. Bass is an independent director.

Our compensation committee consists of Messrs. Amen, Angelson and Muller. Mr. Amen serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our equity compensation plans, approval of compensation arrangements for our executive officers and oversight of employee compensation plans and programs generally.

The board of directors has determined that the chairman of the board and chief executive officer positions should be held by separate individuals. The board believes that by separating these roles, the chief executive officer can focus his full attention on operating the business.

Code of Ethics

We have adopted a code of ethics for all associates, including our chief executive officer, chief financial officer, chief accounting officer and treasurer, addressing business ethics and conflicts of interest. A copy of the code of ethics has been posted on our website at www.newpagecorp.com.

Item 6.	Executive Compensation

Compensation Discussion and Analysis

Overview

Creditor protection proceedings for NewPage were ongoing through December 21, 2012 with emergence and transition to a new board as of such date. The composition of the present compensation committee occurred in January, 2013. The development of an executive compensation program for 2013 incorporates significant elements of a post-emergence executive compensation program that were negotiated with stakeholders, including stockholders, during the creditor protection proceeding and approved by the court in the Chapter 11 plan. The Chapter 11 plan had been reviewed by prior members of the NewPage Corporation compensation committee.

The executive compensation program that was in place at the beginning of 2011 continued through emergence in 2012, because new compensation plans could not be implemented during the creditor protection proceedings without court approval. The company received court approval to implement a modified short-term incentive plan and a long-term incentive plan while in Chapter 11. Base salaries remained frozen at the 2010 levels through December, 2012. Also, on the emergence date, all executive contracts, cash incentive compensation, change in control agreements, and equity incentive plans were terminated. New plans and programs which had been approved as part of the Chapter 11 plan became effective upon emergence as stated above.

Objectives

Our post-emergence executive compensation program is designed to meet the following objectives:

•	Attract executives with superior management ability and judgment who will position the company for sustained profitability in the challenging business cycles in the coated paper industry.

•

Motivate, retain and reward members of the executive team for contributions to company growth and profitability in the short and long-term by linking a significant portion of overall compensation to the achievement of specific financial measures.

•	Provide alignment between executives and stockholders.

General Philosophy

The compensation committee has responsibility for establishing, monitoring and implementing our compensation philosophy. We compensate our executive officers named in the Summary Compensation Table, who we refer to as our “Executives,” through a combination of base salary, short-term incentive plan awards and long-term incentive awards all designed to be competitive with comparable employers and to align each Executive’s compensation with the long-term interests of our stockholders. Base salary and incentive plan awards are determined and paid annually and are designed to reward current performance. Long-term incentive awards, consisting of equity ownership and stock options, are designed to reward longer-term performance. Our process for setting annual Executive compensation consists of the compensation committee establishing overall compensation targets for each Executive and allocating that compensation between base salary and incentive compensation that is designed as “at-risk” pay to be earned based on the achievement of company-wide performance objectives. The same compensation philosophy applies to all Executives. Differences in the level of compensation result from the Executive’s position in the company, individual performance and external market considerations relevant to the position.

Targeted Overall Annual Compensation

Under our compensation structure, the mix of base salary, annual incentive compensation and long-term incentives for each Executive varies depending upon his position with the company. The targeted allocation between base salary and bonus award at target levels is as follows:

2012 Compensation Distribution

Level	Base Salary	Annualized Short-Term Incentive	Annualized Long-Term Incentive
President and Chief Executive Officer	16%	24%	60%
Senior Vice President, Chief Financial Officer	20%	19%	61%
Executive Vice President, Commercial Operations and Business Development	30%	19%	51%
Senior Vice President, Chief Administrative Officer	20%	14%	66%
Senior Vice President, Operations	20%	13%	67%

2013 Compensation Distribution

Level	Base Salary	Annualized Short-Term Incentive	Annualized Long-Term Incentive
President and Chief Executive Officer	20%	20%	60%
Senior Vice President, Chief Financial Officer	24%	18%	58%
Executive Vice President, Commercial Operations and Business Development	33%	16%	51%
Senior Vice President, Chief Administrative Officer	33%	16%	51%
Senior Vice President, Operations	31%	16%	53%

In allocating annual compensation between these elements, we believe that a significant portion of the compensation of our Executives—the level of management having the greatest ability to influence our performance—should be performance-based and therefore “at risk.”

Role of Compensation Consultants

In 2013, the compensation committee engaged James F. Reda and Associates, a division of Gallagher Benefit Services, Inc. as its independent, external consultant. The compensation committee will rely on Reda to provide guidance in its decision-making process and has sole authority for retaining and terminating its consultant, as well as approving the terms of engagement, including fees. Reda works exclusively for the compensation committee and provides no services to the company. Aon Hewitt advises the company on program design, provides and analyzes benchmarking data, apprises management of evolving practices and trends and performs other consulting services as needed.

Compensation-Setting Process

The company’s post-emergence executive compensation platform contains three unique elements of pay. Each element of pay was conditioned upon court approval and emergence: 1) base pay that is competitive in our industry; 2) a new short-term incentive program that rewards current performance; and 3) a long-term equity incentive program designed to motivate senior management to contribute collaboratively to the company’s long-term success. Our post-emergence compensation program was based on survey data provided by Aon Hewitt that compared the compensation of individual Executives to the compensation for similar positions at the following peer group companies, or Peer Group, which are in the pulp, paper and packaging industry: Boise Inc., Domtar Inc., Graphic Packaging Corporation, MeadWestvaco Corporation, Packaging Corporation of America, Pactiv Corporation, Rayonier, Inc, Sappi Fine Paper North America, Sealed Air Corporation, Sonoco Products Company, Temple-Inland Inc., and Weyerhaeuser Company. The survey data also compared the compensation of individual Executives to a general industry peer group that covered ninety-four companies participating across all manufacturing industries. The Aon Hewitt survey data was used to determine appropriate compensation levels for all executives for post emergence. Executive total compensation is set annually with a view to aligning it with the 50th percentile of the selected peer group.

The post-emergence executive compensation program that was approved by the court was reviewed with significant stakeholders during the creditor protection proceedings.

For purposes of setting the 2013 base salary, each Executive was reviewed against his contribution to key 2012 initiatives involving the business which included furthering the company toward a successful emergence from creditor protection.

No current member of the Compensation Committee or the Board of Directors was a director at the time employment contracts were negotiated, approved and entered into with each Executive.

Named Executive	Position	Accomplishments
George F. Martin	President and Chief Executive Officer	• Led the company through successful reorganization resulting in a much stronger balance sheet

• Provided organization leadership that resulted in low voluntary attrition during the company’s reorganization effort

Jay A. Epstein	Senior Vice President, Chief Financial Officer	• Led the company’s financial restructuring through the Chapter 11 process

• Arranged exit financing that provided ample liquidity to the company while retaining a strong balance sheet

• Strengthened and stabilized the financial and accounting group increasing efficiency and effectiveness of the organizations

Laszlo M. Lukacs	Senior Vice President, Operations	• Provided leadership to our continuing productivity and cost reduction initiatives in which cost productivity exceeded plan – cost productivity for 2012 of $83.3M

• Delivered the best first quality performance since the creation of NewPage with a 25% reduction in poor quality claims per ton from 2011

• Led initiative to increase safety performance during the year

Daniel A. Clark	Senior Vice President and Chief Administrative Officer	• Led cost reduction efforts in SG&A and provided leadership to the Business Excellence organization
• Lowered SG&A costs by over $14M over trailing 12 months

• Business Excellence organization achieved $52.1M in cost reductions throughout the company

James C. Tyrone	Executive Vice President, Commercial Operations and Business Development	• Led the company’s commercial strategy with NewPage, growing domestic volume faster than industry shipments while achieving pricing comparable to published indexes

• Reorganized the sales and marketing areas resulting in a flatter organizational structure, and increased efficiencies

Base Salaries

We have established an annual base salary for each Executive that is designed to be competitive by position to comparable employers. Base salary compensates each Executive for the primary responsibilities of the position. Base salary is set at levels that we believe enable us to attract and retain talent. Under each Executive’s employment agreement, base salary may be increased periodically but may not be decreased. Base salary differences among individual Executives reflect their differing roles in the company and the competitive pay for those roles. Base levels were set taking into account our approach to the mix between base salary and incentive awards, as outlined in “Targeted Overall Annual Compensation” above. Increases in 2013 were based on the evaluation of each Executive’s individual performance and his position relative to comparable executives in Peer Group companies.

Effective December 21, 2012, Mr. Martin’s base salary was increased by 50.0%, Mr. Epstein’s base salary was increased by 16.25%, Mr. Clark’s base salary was increased by 14.7%, Mr. Tyrone’s base was increased by 14.7% and Mr. Lukacs’ base salary was increased by 20%. We did not increase annual salaries for our Executives in 2011 since the company was under Chapter 11 protection.

Annual Short-Term Incentive Plan

The company’s short-term incentive plan during restructuring consisted of two performance periods per year (January through June and July through December). Incentive payments were made approximately 60 days after the end of each performance period. The plan was designed to reward management for achieving company financial objectives and to provide retention value through the six-month performance periods. The company, in establishing the short-term incentive program, retained Aon Hewitt to review the overall costs relative to our peer group of companies and to a group of 25 companies under creditor protection. The incentive compensation for each Executive was established by the compensation committee, reviewed with the financial advisors of the company’s stakeholders and approved by the court.

The financial performance objective for 2012 consisted of Adjusted EBITDA. We defined “Adjusted EBITDA” using the term included in the Amended Restated Superpriority Debtor-in-Possession Credit and Guaranty Agreement dated September 23, 2011, but without limitation on the add-back of fees, costs, charges, commissions and expenses related to the restructuring of the financing.

	(dollars in millions)
Period	Threshold	Target	Maximum
January – June 2012	$84.0	$106.0	$146.0
July – December 2012	$102.0	$142.0	$180.0

If the company’s financial performance threshold goals were met or exceeded, funding ranged from 50% to 200% of target depending on results achieved. No funding occurred if the threshold goal was not met.

2012 Award Pool Calculation

The company’s STIP target award pool for each six-month period was equal to the sum of each STIP-eligible member’s target award based on his or her position level within the company. To calculate each performance period award pool, the target award pool was multiplied by the company’s performance achieved for the period.

The company’s financial performance achievement and award pools are illustrated below:

	(dollars in millions)
Period	Actual EBITDA	Performance Against Target	Award Earned	Award Pool
January – June 2012	$123.0	116.0%	142.5%	$16.4
July – December 2012	$114.7	80.8%	65.8%	$7.6

Awards were based 100% on company financial performance for each Executive STIP participant under the plan approved by the court.

Executive Long-Term Incentive Plan

Upon entering creditor protection in September 2011, the compensation committee approved and adopted a long-term incentive plan, or LTIP. The purpose of the LTIP was to help retain individuals of outstanding ability in key executive positions with the company. The plan was designed to help motivate participants to maintain a long-term outlook by providing cash incentives through the granting of awards that vested over 16 months or until the company emerged from restructuring, which ever occurred first. The LTIP and the individual award agreements under the LTIP were performance-based awards. The award was payable on December 31, 2012 and earlier if a Chapter 11 plan was approved or a sale of all or substantially all of the company’s assets was completed prior to December 31, 2012, providing the company achieved its performance goals established by the compensation committee. Since the company emerged from bankruptcy before December 31, 2012, the goals were pro-rated based on the results through November 30, 2012, the month end prior to emergence.

The compensation committee established performance objectives consisting of Adjusted EBITDA, Cost Productivity, SG&A reduction and a safety metric of Total Case Incident Rate (TCIR). These objectives were consistent with the company’s objectives of increasing enterprise value and reducing costs while maintaining a safe working environment for our employees. Cost Productivity was defined as the reduction of certain controllable costs at company operating facilities on a year-over-year basis. SG&A Reduction was defined as the reduction in post-bankruptcy filing corporate SG&A expenses compared to those incurred in the 12 months pre-filing, adjusted for restructuring charges. TCIR is defined by the Occupational Safety and Health Administration as the number of recordable incidents (occupational injuries/illnesses involving medical treatment, days away from work, restricted work, and the like) in a year, multiplied by 200,000 and divided by the total hours worked that year.

(Adjusted EBITDA, Cost Productivity and SG&A Reduction are dollars in millions)
Metric	Metric Weight	Threshold	Target	Maximum
Adjusted EBITDA	37.5%	$338.0	$411.0	$616.0
Cost Productivity	37.5%	$24.0	$61.0	$81.0
SG&A Reduction	15%	$2.5	$7.5	$12.5
Safety – TCIR	10%	2.5	2.0	1.5

The payout under the plan was 140.4% based on the company’s performance through November 30, 2012 as reflected in the table below as well as the Summary Compensation Table:

(Adjusted EBITDA, Cost Productivity and SG&A Reduction are dollars in millions)
Metric	Target As of November 30, 2012	Actual As of November 30, 2012	Target Percentage	Actual Percentage
Adjusted EBITDA	$379.6	$336.5	37.5%	25.5%
Cost Productivity	$52.9	$75.9	37.5%	75.0%
SG&A Reduction	$7.2	$14.6	15.0%	30.0%
Safety – TCIR	2.0	2.01	10.0%	9.9%

Compensation Programs in 2013

Management Incentive Plan (MIP)

The management incentive plan that became effective upon emergence consists of two parts – a short-term annual incentive plan and an equity-based long-term incentive plan.

Annual Short-Term Incentive Plan

The short-term incentive plan for 2013 has a calendar year annual performance period. Plan funding is based on the company financial achievement of metrics established by the compensation committee. We are not able to assess with certainty the difficulty of attaining the targeted results for the short term incentive plan in 2013 since the Company has just emerged from bankruptcy and has no real historical perspective on the attainment of the targets approved in the 2013 STIP relative to prior year targets. Management believes the targets were set appropriately following a thorough review of the components of the plan as part of the annual operating plan process which included the compensation committee, the outside compensation consultant to the committee and the board of directors. The Company further believes these targets are reasonable given the volume trends for Company products as well as the significant variability in prices expected in 2013. The metrics and weighting for 2013 are shown in the table below:

Metric	Weighting
Adjusted EBITDA	50%
Adjusted Free Cash Flow	30%
Fixed Cost	20%

Adjusted EBITDA is Earnings before Interest, Taxes, Depreciation and Amortization as defined in the company’s Revolver. For short term incentive plan purposes, Adjusted EBITDA as defined in the Revolver is modified further to include a “price buffer” that is based on 50% of the unbudgeted change in paper product prices. The incorporation of a buffer for product price changes is due to the difficulty of predicting and influencing price for a commodity product. We believe the buffer increases management’s focus on more controllable elements of the business and provides a more appropriate compensation opportunity.

Adjusted Free Cash Flow is defined as Adjusted EBITDA as modified above, further adjusted for the following: plus or minus the change in working capital excluding the cash payment of any outstanding Chapter 11 items; minus capital expenditures as reported on the consolidated statement of cash flows; minus Pension and OPEB funding in excess of expense already included in Adjusted EBITDA; plus or minus income tax expense (benefit); minus mandatory debt repayments, if any; and, minus actual interest expense accounted for on an accrual basis.

Fixed Cost is defined as employee costs, outside services, maintenance and repair costs, travel and entertainment, supplies, rent, and the like.

Equity Ownership

We believe that it is a customary and competitive practice to include an equity-based element of compensation in the overall compensation package extended to executives in similarly-situated companies.

The company’s post emergence Long-Term Incentive Plan is 100% equity-based. The compensation committee under the Plan may approve the issuance of incentive stock options, options that are not incentive stock options, restricted stock awards, restricted stock units, performance shares, stock appreciation rights, and phantom stock awards, as best suited to the circumstances of a particular participant. Shares granted to Executives in 2012 as part of the emergence from restructuring consisted of restricted stock units and two tranches of stock options that are not incentive stock options. One tranche was priced at emergence value and the other priced at a significant premium to emergence value.

As noted in the overview section, the compensation program for executives was negotiated with our key stakeholders during the creditor protection proceedings and was ultimately voted upon and approved by the Bankruptcy Court in our Chapter 11 plan. As part of that plan, the stakeholders agreed that equity ownership by the executives aligned management’s interests with that of our stockholders. All of the equity grants included only time-based vesting provisions. While there were no performance-based metrics included in the vesting provisions, the stock option grants will have no value unless the management team can execute on its plans to increase the overall enterprise value of the company. The value of the restricted stock units also varies with performance of the company, which is directly related to management’s performance. We believe this aligns the interests of management with the interest of our stockholders. In addition, approximately 25% of the stock options granted were priced at $197.80 per share which is a significant premium to the $108.72 emergence value of the shares. As a result, these options will have no value unless enterprise value increases substantially.

Equity ownership is intended to motivate Executives to make effective long-term business decisions, improve financial performance, focus on both short-term and long-term objectives of the company and encourage behaviors that protect and enhance enterprise value. The amount of each individual equity award was based on a number of factors, including the expected contribution of each Executive to the future success of our company, other compensation, including equity, being earned and the amount of NewPage Holdings Inc equity. Further information on equity ownership can be found in “Equity Awards.”

Severance and Change in Control Benefits

We may terminate employment of an Executive without “cause” at any time, and an Executive may resign for “good reason,” each as defined in the Executive’s employment agreement. We believe that in these situations we should provide reasonable severance benefits to assist the Executive with this transition, recognizing that it may take time for an Executive to find comparable employment elsewhere.

Each Executive’s employment agreement provides for termination benefits in the event of termination by us without cause or by the Executive for good reason. Additionally, the employment agreement with Mr. Martin provides for additional termination benefits if the termination occurs following a change in control of NewPage Holding Inc. This approach also helps align the interests of Mr. Martin with the interests of our stockholders by providing additional compensation for completing a transaction that may be in the best interests of our stockholders but might otherwise be detrimental to the Executive.

The amount and type of severance benefits available to our Executives is described in “Termination Benefits.”

Other Benefits

Our Executives participate in a tax-qualified defined contribution plan, which includes individual and employer matching contributions, as well as various health and welfare benefit plans, all on the same basis as other salaried employees. We also reimburse certain Executives financial planning services. Our objective with these Other Benefits is to offer Executives, a benefits package that is competitive within our industry.

Compensation and Risk

We believe that our compensation policies and practices do not foster risk taking above the level of risk otherwise associated with our business model. Annual bonus compensation is based on metrics established at the sole discretion of the compensation committee. Metrics for the annual bonus plans have focused on Adjusted EBITDA. The LTIP instituted in 2012 focuses on the achievement of long-term value creation. Further, for general control purposes, our compensation is assessed annually against compensation offered by peer companies. As a consequence of all the foregoing, our compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Compensation Committee Report

The compensation committee, in fulfilling its oversight responsibilities has reviewed and discussed with management the Compensation Discussion and Analysis included in this Registration Statement. Based on that review and discussion, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Registration Statement.

COMPENSATION COMMITTEE

Robert M. Amen, Chairman

Mark A. Angelson

Eric D. Muller

Compensation Summary

The following table sets forth information concerning the compensation for our current chief executive officer, our chief financial officer, and our other three most highly compensated executive officers at the end of 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation	Total
		(1)	(2)	(3)	(3)	(4)	(5)	(6)
George F. Martin	2012	$506,721	$—	$2,565,792	$6,154,513	$2,729,175	$1,863	$17,993	$11,976,057
President and Chief	2011	500,000	—	—	25,072	1,064,100	1,808	5,655	1,596,635
Executive Officer	2010	418,333	—	—	1,387,622	1,063,800	13,475	—	2,883,230
Jay A. Epstein(7)	2012	416,861	—	1,334,212	3,200,359	1,663,339	—	26,607	6,641,378
Senior Vice President and Chief Financial Officer	2011	195,898	65,000	—	27,424	642,400	—	313,212	1,243,934
Daniel A. Clark	2012	359,740	—	718,422	1,723,283	1,404,143	1,863	28,249	4,235,700
Senior Vice President, Chief	2011	340,000	—	—	—	527,115	1,808	23,340	892,263
Administrative Officer	2010	300,667	—	—	492,830	678,800	13,475	12,480	1,498,252
James C. Tyrone(7)	2012	331,407	75,000	718,422	1,723,283	777,161	—	72,603	3,697,876
Executive Vice President, Commercial Operations and Business Development
Laszlo M. Lukacs	2012	304,935	—	718,422	1,723,283	1,198,508	1,607	23,490	3,970,245
Senior Vice President,	2011	300,000	—	—	1,880	441,285	1,559	23,415	768,139
Operations	2010	275,833	—	—	236,773	638,800	11,025	12,480	1,174,911

(1)	Represents base salary actually earned during the year.
(2)	For Mr. Epstein, the amount of $65,000 in 2011 paid to him represents a bonus paid upon his commencing employment as senior vice president and chief financial officer. For Mr. Tyrone, the amount of $75,000 paid to him in 2012 represents a bonus paid upon his commencing employment as senior vice president commercial operations and business development.

(3)	Represents the amount of grant-date fair value for equity compensation granted during the year in accordance with FASB ASC Topic 718. See the notes to the financial statements for the assumptions used in the valuation of the stock awards and options. See “Equity Awards” for more information. Aggregate amounts do not reflect sale or forfeiture of shares to fund tax withholding in accordance with the terms of the award agreement and LTIP. The amount shown for stock awards (restricted stock units) are determined by multiplying the number of units granted by the fair value of NewPage Holdings common stock on the grant date. The amounts shown for option awards are based on the fair value at the date the award is granted using the Black-Scholes option pricing model. This fair value is calculated based on assumptions at the time of the grant and does not represent the ultimate value to be realized by the Executive, if any. No Executive received any value from the exercise of options during the periods shown.
(4)	The 2012 amounts in this column reflect cash payments paid to the Executive under the company’s Short Term Incentive Plan (STIP) with respect to performance over a one-year plan cycle and the amount earned related to the 2012 Long Term Incentive Plan (LTIP), established in September 2011, with respect to performance over a 16-month plan cycle from September 2011 through December 2012. The 2012 earned amounts were as follows: Mr. Martin $781,125 (STIP) and $1,948,050 (LTIP), Mr. Epstein $399,739 (STIP) and $1,263,600 (LTIP), Mr. Clark $245,843 (STIP) and $1,158,300 (LTIP), Mr. Tyrone $215,561 (STIP) and $561,600 (LTIP) and Mr. Lukacs $198,158 (STIP) and $1,000,350 (LTIP). The 2011 amounts in this column reflect cash payments made to the Executive under the company’s STIP with respect to performance over a six-month plan cycle (July 1, 2011 through December 31, 2011) and amounts earned in 2011 related to the 2012 LTIP. The 2011 earned amounts were as follows: Mr. Martin $414,750 (STIP) and $649,350 (LTIP), Mr. Epstein $221,200 (STIP) and $421,200 (LTIP), Mr. Clark $141,015 (STIP) and $386,100 (LTIP) and Mr. Lukacs $107,835 (STIP) and $333,450 (LTIP).

The 2010 amounts in this column reflect cash payments made to the Executive under the company’s Performance Excellence Plan (PEP) with respect to performance over a one-year plan cycle and amounts earned related to the company’s 2010 LTIP with respect to performance over an expected three-year plan cycle from 2010-2012. The 2010 earned amounts were as follows: Mr. Martin $420,000 (PEP) and $643,800 (LTIP), Mr. Clark $200,000 (PEP) and $478,800 (LTIP) and Mr. Lukacs $160,000 (PEP) and $478,800 (LTIP). The 2010 amounts earned under the company’s 2010 LTIP were never paid to the Executives because in September 2011, the Executives agreed to terminate the 2010 LTIP as part of the Chapter 11 proceedings.

(5)	Represents the change in value of benefits earned under the cash balance plan. Effective December 31, 2010, accumulated benefits in the cash balance plan were frozen. As such, the 2011 and 2012 amounts in this column reflect only interest credits as participants no longer earn cash balance benefit credits.
(6)	See the following table, which provides further details about All Other Compensation.
(7)	Mr. Epstein commenced employment with the company on July 5, 2011. Mr. Tyrone commenced employment with the company on February 1, 2012.

ALL OTHER COMPENSATION

Name	Year	Company Contributions to Retirement Savings Plan	Relocation	Other	Total
			(1)	(2)
George F. Martin	2012	$10,000	$—	$7,993	$17,993
	2011	5,655	—	—	5,655
	2010	—	—	—	—
Jay A. Epstein	2012	10,000	4,764	11,843	26,607
	2011	4,167	309,045	—	313,212
Daniel A. Clark	2012	10,000	—	18,249	28,249
	2011	5,915	—	17,425	23,340
	2010	—	—	12,480	12,480
James C. Tyrone	2012	2,267	52,088	18,248	72,603
Laszlo M. Lukacs	2012	10,000	—	13,490	23,490
	2011	5,990	—	17,425	23,415
	2010	—	—	12,480	12,480

(1)	Relocation expenses for Mr. Epstein includes a taxable payment of $4,764 in 2012 and $309,045 in 2011. In 2012, Relocation expenses for Mr. Tyrone in 2012 includes both a taxable payment of $38,734 and a non-taxable payment of $13,354.
(2)	“Other” for Mr. Martin, Mr. Clark, Mr. Lukacs, and Mr. Epstein in 2012 consists of amounts paid to them for financial planning services. “Other” for Mr. Clark and Mr. Lukacs in 2011 and 2010 consists of amounts paid for financial planning services.

Employment Agreements

Each of Messrs. Martin, Epstein, Clark, Tyrone, and Lukacs is party to an employment agreement under which each is entitled to a minimum annual base salary and each is assigned a minimum bonus target, expressed as a percentage of base salary. For 2013, bonus targets for Messrs. Martin, Epstein, Clark, Tyrone, and Lukacs were 100%, 75%, 50%, 50%, 50% of base salary, respectively. See “Termination Benefits” for information concerning the severance benefits payable under our Executive employment agreements and other terms applicable in connection with the termination of an Executive’s employment with us.

Equity Awards

GRANTS OF PLAN-BASED AWARDS

Name/Plan/ Date of Grant	All Other Stock Awards: Number of Shares of Stocks or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
	(#)(1)	(#)(1)	($/sh)	($)(2)
George F. Martin
LTIP(3)
12/21/2012		102,267	$108.72	$5,123,618
12/21/2012		31,467	197.80	1,030,895
12/21/2012	23,600			2,565,792

Jay A. Epstein
LTIP(3)
12/21/2012		53,179	108.72	2,664,289
12/21/2012		16,363	197.80	536,070
12/21/2012	12,272			1,334,212

Daniel A. Clark
LTIP(3)
12/21/2012		28,635	108.72	1,434,625
12/21/2012		8,811	197.80	288,658
12/21/2012	6,608			718,422

James C. Tyrone
LTIP(3)
12/21/2012		28,635	108.72	1,434,625
12/21/2012		8,811	197.80	288,658
12/21/2012	6,608			718,422

Laszlo M. Lukacs
LTIP(3)
12/21/2012		28,635	108.72	1,434,625
12/21/2012		8,811	197.80	288,658
12/21/2012	6,608			718,422

(1)	The stock awards (restricted stock units) and option awards vest in 25% increments on each of the first four anniversaries of the date of grant.
(2)	The “grant date fair value” of the options was determined in accordance with FASB ASC Topic 718 and will be recognized over the four-year vesting period. See the notes to the financial statements for information on the material terms of the awards and the assumptions used in determining the grant date fair value.
(3)	Grants made under the NewPage Holdings long-term incentive plan (LTIP). See “Compensation Discussion and Analysis—Long-Term Incentive Plan” for more information about the plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
George F. Martin	102,267	$108.72	12/21/2019
	31,467	197.80	12/21/2019
				23,600	$2,565,792
Jay A. Epstein	53,179	108.72	12/21/2019
	16,363	197.80	12/21/2019
				12,272	1,334,212
Daniel A. Clark	28,635	108.72	12/21/2019
	8,811	197.80	12/21/2019
				6,608	718,422
James C. Tyrone	28,635	108.72	12/21/2019
	8,811	197.80	12/21/2019
				6,608	718,422
Laszlo M. Lukacs	28,635	108.72	12/21/2019
	8,811	197.80	12/21/2019
				6,608	718,422

NewPage Holdings Equity Incentive Plan

On December 21, 2012, each of the Executives was granted restricted stock units and non-qualified stock options to purchase NewPage Holdings common stock under the NewPage Holdings 2012 Long-Term Incentive Plan. Vesting of these restricted stock units and stock options is time-based in four equal annual installments commencing December 21, 2013. The restricted stock units and stock options will vest on each vesting date only if the Executive remains employed by us on that vesting date. However, upon termination without cause, due to death or disability, upon a change of control event or if we complete an initial public offering, a portion of the restricted stock units and stock options will vest, as applicable.

Pension Benefits

Certain of the Executives participate in a tax-qualified cash balance pension plan. Effective December 31, 2010, accumulated benefits in the cash balance benefit plan were frozen. Accrued benefits will continue to earn annual interest credits, but participants will no longer earn cash balance benefit credits. As of December 31, 2012, the amount of the change in the plan for 2012 was equal to the eligible Executives’ account balances. See the Summary Compensation Table for further information.

Termination Benefits

Severance Benefits

Severance benefits are specified in each Executive’s employment agreement.

If we terminate an Executive’s employment without “cause” or if the Executive resigns for “good reason,” the Executive will continue to receive base salary and benefits to the date of termination and will receive the following additional benefits after executing, and not revoking, a general release:

•

For the Executives, a cash amount equal to two times their base salary. For Mr. Martin, a cash amount equal to three times his base salary if the termination of employment occurs within one year after a change in control has occurred;

•

The pro rata short-term incentive for the calendar year in which the termination date occurs (to the extent not already received), calculated by multiplying the target short-term incentive amount by a fraction, the numerator of which is the number of days in the current calendar year through the termination date and the denominator of which is 365;

•

Continuation of medical, dental and vision benefits through the end of the month in which termination occurred. The Executives are also able to continue coverage at the active employee rate for up to two years post-termination under their employment agreements;

•	Payment for unused accrued vacation time for the year in which termination occurs; and

•	Outplacement services for 12 months.

As defined in the employment agreements, “cause” includes commission of a felony, willful and fraudulent conduct, dishonesty resulting in personal gain, and other serious misconduct. “Good reason” includes reduction of base salary or bonus target, required relocation farther than 50 miles and other significant adverse employer actions.

If an Executive’s termination is caused by death or disability, the Executive or his estate will receive the pro rata portion of his short-term incentive and payment of unused accrued vacation time. If an Executive termination is initiated by us for cause or by the Executive without good reason, the Executive will not be entitled to any severance payments other than salary and benefits accrued through the termination date.

Non-Competition and Non-Solicitation Provisions

Each Executive is subject to certain non-competition and non-solicitation restrictions following termination of employment for any reason. These restrictions run for two years following termination.

LTIP Implications Upon Termination

If the employment of an Executive ceases due to death or disability, the Executive will become immediately vested upon termination for all LTIP awards that would otherwise have vested on or prior to December 31 of the year in which the termination occurs and such awards will remain exercisable for a period of one year after such termination. Upon the effective date of a change in control, the full amount of the LTIP award outstanding will become vested and exercisable by the Executive as of the effective date of the change in control if the surviving or successor entity does not assume the outstanding awards and such awards will remain exercisable for a period of 30 days after such termination. If the surviving or successor entity assumes the outstanding awards upon a change in control, and if within one year after the effective date of the change in control the Executive’s employment with the company is terminated for any reason that constitutes a “compensated termination” under the Executive’s employment agreement with the company, then any then-outstanding non-vested awards will become fully vested upon such termination and such awards will remain exercisable for a period of 30 days after such termination.

Termination Benefits Summary

Below is the summary of the estimated termination benefits that would have been paid to each current Executive as of December 31, 2012 in the various circumstances listed:

TERMINATION OR CHANGE IN CONTROL BENEFITS

Name	Termination with Cause	Termination without Cause	Death or Disability	Change in Control
	(1)	(2)		(5)
George F. Martin
Cash severance(3)	$86,538	$1,833,288	$333,288	$2,583,288
Long-term incentive plan(4)	—	—	—	2,565,792
Health and welfare benefits	—	17,941	—	17,941
Outplacement benefits	—	10,000	—	10,000

Total	$86,538	$1,861,229	$333,288	$5,177,021

Jay A. Epstein
Cash severance(3)	$44,712	$1,089,451	$159,451	$1,089,451
Long-term incentive plan(4)	—	—	—	1,334,212
Health and welfare benefits	—	24,755	—	24,755
Outplacement benefits	—	10,000	—	10,000

Total	$44,712	$1,124,206	$159,451	$2,458,418

Daniel A. Clark
Cash severance(3)	$45,000	$889,155	$109,155	$889,155
Long-term incentive plan(4)	—	—	—	718,422
Health and welfare benefits	—	15,953	—	15,953
Outplacement benefits	—	10,000	—	10,000

Total	$45,000	$915,108	$109,155	$1,633,530

James C. Tyrone
Cash severance(3)	$45,000	$889,155	$109,155	$889,155
Long-term incentive plan(4)	—	—	—	718,422
Health and welfare benefits	—	16,579	—	16,579
Outplacement benefits	—	10,000	—	10,000

Total	$45,000	$915,734	$109,155	$1,634,156

Laszlo M. Lukacs
Cash severance(3)	$41,538	$820,758	$100,758	$820,758
Long-term incentive plan(4)	—	—	—	718,422
Health and welfare benefits	—	25,318	—	25,318
Outplacement benefits	—	10,000	—	10,000

Total	$41,538	$856,076	$100,758	$1,574,498

(1)	Includes termination by us for cause or resignation by the Executive without good reason.
(2)	Includes termination by us without cause or resignation by the Executive with good reason.
(3)	Cash severance includes payment for unused accrued vacation time and any prorated annual bonus award for the year of termination. For purposes of this table, we have assumed that each Executive would receive a full year of his annual vacation pay.
(4)

A change of control assumes that the surviving or successor entity does not assume any outstanding non-vested stock awards and options. As such, the change of control results in immediate vesting of any outstanding non-vested stock awards and options. Stock options were granted on December 21, 2012 (Emergence Date). As of December 31, 2012 (Convenience Date), none of the outstanding non-vested stock options are determined to have a per option value that exceeds the option exercise price.
(5)	“Change in Control” column shows the estimated benefits upon termination without cause or resignation with good reason within one year after a change in control occurred.

Compensation of Directors

Effective January 23, 2013, the board of directors of NewPage approved a contract with Mark A. Angelson, chairman of the board. In addition, the board of directors of the company established a compensation program for other non-employee directors.

The contract with Mr. Angelson requires NewPage to make a contribution to one or more charities designated by Mr. Angelson in the amount of $100,000 each month beginning in January 2013 and continuing throughout the term of the contract. In addition, if a significant merger or other business transaction is completed during the contract term or within six months after the contract term ends (unless Mr. Angelson resigns voluntarily or is discharged for “cause,” as defined in the contract), NewPage will make an additional one-time contribution to one or more charities designated by Mr. Angelson (in an amount equal to $1.0 million during months 1-10 of the term, increasing $100,000 per month thereafter until the cap of $2.0 million is reached). Mr. Angelson will also receive a tax gross-up sufficient to offset any tax liability imposed on Mr. Angelson as a result of the foregoing contributions. In addition, Mr. Angelson will be reimbursed for out-of-pocket expenses incurred in connection with his service as a director. No other compensation or benefits are to be paid to Mr. Angelson for his service as a director.

Commencing January 1, 2013, compensation for other non-employee directors will consist of a base annual retainer of $200,000. In addition, directors who serve on the audit committee will receive an additional annual retainer of $10,000, the chair of the audit committee will receive an additional annual retainer of $35,000, and the chair of the compensation committee will receive an additional annual retainer of $25,000. The annual retainer for Mr. Muller will be paid in cash directly to The Goldman Sachs Group, Inc. The annual retainers for the remaining non-employee directors will be paid half in cash and half in restricted stock units issued under the company’s 2012 Long-Term Incentive Plan, with any fractional stock units paid in cash. Each non-employee director will also be reimbursed for out-of-pocket expenses incurred in connection with his or her service as a director.

The cash portion of each retainer will be paid quarterly in arrears. Restricted stock units will be awarded in advance at the beginning of each calendar year, based on the fair market value of the company’s common stock at that time, and will vest ratably at the end of each calendar year. If the director’s service as a director terminates due to death or disability, any unvested restricted stock units due to vest in the year in which the termination occurs will vest in full and any remaining unvested restricted stock units will be forfeited. All unvested restricted stock units will vest upon a “change in control,” as defined in the plan, if the surviving or successor entity does not assume the restricted stock units. All unvested restricted stock units will also vest if a surviving or successor entity assumes the restricted stock units, but the director is removed without “cause” within one year after a change in control occurs. All unvested restricted stock units will be forfeited following a termination of the director’s service as a director under any circumstances not described above. Except as set forth in the table below, no director of the Successor Company received compensation for their services as a director in 2012.

In 2012, independent directors received an annual retainer of $100,000 plus $1,250 for attending each board meeting or committee meeting. Independent directors received annual retainers for serving on the audit committee, compliance committee and compensation committee of $15,000, $10,000 and $10,000, respectively, and annual retainers of $20,000, $10,000 and $10,000 for serving as chair of the respective committee. Except as set forth in the table below, no director of the Predecessor Company received compensation for their services as a director.

2012 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Total
Robert M. Armstrong(1)	$152,500	$152,500
Ronald C. Kesselman(2)	126,250	126,250
Julian Markby(3)	133,750	133,750
George J. Zahringer, III(4)	133,750	133,750

(1)	Audit Committee Chair of the Predecessor Company
(2)	Compliance Committee member of the Predecessor Company
(3)	Audit Committee member of the Predecessor Company
(4)	Compliance Committee Chair of the Predecessor Company

Compensation Committee Interlocks and Insider Participation

In January 2013, Messrs. Amen (chair), Angelson and Muller were appointed to our compensation committee. None of the members of the compensation committee served, or has at any time served, as an officer or employee of our company or any of our subsidiaries. In addition, none of our executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the board or the compensation committee. Accordingly, the compensation committee members have no interlocking relationships required to be disclosed under SEC rules and regulations.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Policies and Procedures

We and our audit committee have adopted written procedures regarding related party transactions. Pursuant to those procedures, any related party transaction that would be required to be reported in accordance with Securities and Exchange Commission rules in this Registration Statement, and any material amendment to such a related party transaction, must first be presented to and approved by our chief executive officer, our chief financial officer and our general counsel and then by the audit committee before we make a binding commitment to the related party. For each related party transaction presented for approval, we will consider all relevant factors, including whether the proposed transaction would be entered into in the ordinary course of our business on customary business terms, whether any related party has been or will be involved in the negotiation or administration of the proposed transaction on our behalf, and whether the proposed transaction appears to have been negotiated on an arms’-length basis without interference or influence on us by any related party. We may condition our approval on any restrictions we deem appropriate, including receiving assurances from any related party that he or she will refrain from participating in the negotiation of the proposed transaction on our behalf and in the ongoing management of the business relationship on our behalf should the proposed transaction be approved. If after a transaction has been commenced or completed we discover that it is a related party transaction, we will promptly advise management and our audit committee. In that case, we may honor the contractual commitment if entered into in good faith by an authorized representative of ours, but we may impose appropriate restrictions on the continued maintenance of the business relationship similar to those described above. If our chief executive officer, chief financial officer, general counsel or any member of our audit committee has a direct or indirect interest in a proposed transaction, that individual must disclose his interest in the proposed transaction and refrain from participating in the approval process. These procedures were consistent under both the Predecessor and Successor companies and the applicable audit committee participated in the approval of the following related party transactions.

Related Party Transactions

Successor

Stockholders Agreement

In connection with our emergence from the Chapter 11 Proceedings, the Company and the stockholders party thereto entered into the Stockholders Agreement, providing that, among other things, each stockholder has agreed to vote all of its shares to ensure that certain designated director nominees be elected as directors. See Item 5, “Directors and Executive Officers.”

The Stockholders Agreement also contains stockholder approval provisions requiring (1) the approval of stockholders holding a majority of the shares of stockholders party to the Stockholder Agreement for mergers involving, and sales or other distributions of substantially all of the assets of, NewPage Holdings or its subsidiaries; and (2) the approval of stockholders holding at least sixty-six and 2/3 percent (66 2/3%) of the shares of stockholders party to the Stockholder Agreement for (A) liquidation or dissolution of NewPage Holdings or its subsidiaries or (B) a change in the number of directors on our board of directors to a number less than six or greater than twelve.

In addition, the Stockholders Agreement contains provisions requiring NewPage Holdings to file this Registration Statement to register its common stock under the Securities Exchange Act as soon as practicable, but no later than June 21, 2013. Until the common stock of NewPage Holdings is registered under the Securities Exchange Act, the Stockholders Agreement requires NewPage Holdings to post on its website annual, quarterly and current reports containing substantially all of the information that would be required on SEC Forms 10-K, 10-Q and 8-K, respectively, and to hold quarterly conference calls with the stockholders party to the Stockholders Agreement to discuss the information provided in the annual and quarterly reports.

The Stockholders Agreement provides preemptive rights allowing the stockholders party to the Stockholders Agreement to purchase shares of common stock from NewPage Holdings, or other dilutive securities convertible into common stock, on the same terms as are offered to third parties, up to an amount sufficient to preserve each such stockholder’s proportionate ownership of NewPage Holdings common stock. The Stockholders Agreement also contains provisions restricting the transfer of shares by such stockholders as well as registration rights.

Other Related Party Transactions

The Goldman Sachs Group, a shareholder of NewPage Holdings, is the syndication agent for our Term Loan established as part of our exit financing. Upon emergence from Chapter 11, The Goldman Sachs Group also holds a board position on the NewPage Holdings board of directors. In 2012, we paid $8,996,949 to Goldman Sachs nearly all related to establishing the Term Loan facility. A portion of the financing fees were allocated by Goldman Sachs to the various lenders of the Term Loan. The Term Loan, which Goldman Sachs has syndicated out to various lenders, has an outstanding balance of $490 million ($500 million face) at December 31, 2012, which was the largest aggregate principle amount outstanding during 2012.

J.P. Morgan Asset Management, a shareholder of NewPage Holdings, is the administrative agent and co-collateral agent for our Revolver established as part of our exit financing and served in both capacities with respect to our DIP Credit Agreement established as part of our debtor in possession financings during Chapter 11. In 2012, we paid $11,860,613 to J.P. Morgan which included financing fees for our DIP Credit Agreement and our Revolver fees and payments related to natural gas hedging contracts. A portion of the financing fees were allocated by J.P. Morgan to the various lenders of the Revolver and DIP Credit Agreement. Interest expense paid to J.P. Morgan related to the DIP Credit Agreement was $26,079,627 for the year ended December 31, 2012. There were no amounts outstanding in relation to the Revolver or DIP Credit Agreement as of December 31, 2012.

We believe that the terms of the above transactions and agreements were materially consistent with those terms that would have been obtained in an arrangement with unaffiliated third parties.

Predecessor

Stora Enso Arrangements

Corenso Arrangements. Prior to the closing of the acquisition of Stora Enso North America Corp., now called NewPage Wisconsin System Inc. (“NewPage Wisconsin”), NewPage Wisconsin and Corenso North America Corp., a wholly-owned subsidiary of Stora Enso that was not part of the acquisition, which we refer to as “Corenso,” entered into the arrangements described below. Corenso manufactures core boards, cores and tubes for use by manufacturers of paper and board, textile yarn, plastic film, flexible packaging and metal foil.

•

NewPage Wisconsin and Corenso entered into real estate lease agreements with respect to the portion of the Wisconsin Rapids mill currently used in Corenso’s operations and NewPage Wisconsin is providing steam, process water and process water effluent treatment to Corenso operations at the leased facility.

•	NewPage Wisconsin and Corenso entered into a supply agreement pursuant to which Corenso will continue to supply cores to NewPage Wisconsin on mutually agreed terms.

Director Independence

Although NewPage Holdings does not currently have securities listed on a national securities exchange or on an inter-dealer quotation system, we have selected the definition promulgated by the NYSE, to determine which of NewPage Holdings directors qualifies as independent. Using the standards promulgated by the NYSE, the board of directors of NewPage Holdings has determined that each member of the board of directors, except for Mr. Martin and Mr. Muller, are independent directors.

Item 8.	Legal Proceedings

We are involved in various litigation and administrative proceedings that arise in the ordinary course of business. Subject to certain limited exceptions, litigation and administrative proceedings against NewPage that arose out of pre-petition conduct or acts were subject to the automatic stay provisions of Chapter 11. Recoveries by the plaintiffs in those pre-petition matters were treated consistently with other general unsecured claims in the Chapter 11 Proceedings unless individually included in stipulations approved by the Bankruptcy Court or retained by a third-party under a settlement agreement also approved by the Bankruptcy Court. Although the outcome of matters that were not discharged by the Bankruptcy Court or arose after the date the Chapter 11 Proceedings commenced cannot be predicted with certainty, we believe the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, either individually or combined, will not have a material adverse effect on our financial condition, results of operation or liquidity.

For information regarding the Creditor Protection Proceedings from which we emerged on December 21, 2012, see Item 1, “Business—Creditor Protection Proceedings.”

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter

There is no established public trading market for the common stock of NewPage Holdings and we have never paid or declared a cash dividend. Our debt agreements limit our ability and the ability of our subsidiaries to pay dividends. As of May 20, 2013, there were 247 holders of record of NewPage Holdings common stock.

Equity Compensation Plan Information

The following table shows certain information as of December 31, 2012, with respect to compensation plans under which our common shares are authorized for issuance:

	No. of common shares to be issued upon exercise	Weighted average exercise price	Common shares available for future issuance
Equity compensation plans approved by shareholders:
Stock options	315,614	$129.68	(a	)
Restricted stock units	55,696	—	(a	)
Equity compensation plans not approved by shareholders	—	—	—

Total	371,310		415,357	(a)

(a)	The company has authorized 786,667 common shares for issuance under the 2012 Long-Term Incentive Plan. 415,357 shares remain available for future issuance as of December 31, 2012.

Item 10.	Recent Sales of Unregistered Securities

Upon implementation of the Chapter 11 plan, NewPage Holdings authorized the issuance of 7,080,000 shares of NewPage Holdings common stock, par value $0.001 per share, to Kurtzman Carson Consultants as the distribution agent for the benefit of the First Lien Noteholders. See Item 1, “Business – Emergence from Chapter 11 Proceedings”.

Item 11.	Description of Registrant’s Securities to be Registered

General

The total amount of our authorized capital stock consists of 16,100,000 shares, consisting of 16,000,000 shares of common stock, par value $0.001 per share and 100,000 shares of preferred stock, par value $0.001 per share. As of May 20, 2013, we had 7,080,000 shares of common stock issued with 6,825,000 shares of common stock outstanding as delivered under the terms of the Chapter 11 plan. No shares of preferred stock are outstanding. The summary below describes the material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are filed as exhibits to this Registration Statement.

Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include limits on the ability of stockholders to call special meetings, and advance notice procedures for stockholder proposals.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities, other than certain preemptive rights pursuant to the Stockholders Agreement. See Item 7, “Certain Relationships and Related Transactions, and Director Independence – Related Party Transactions – Stockholders Agreement.”

Conversion or Redemption Rights. Our common stock will not be convertible or redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. There are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Special Meetings of Stockholders. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board or pursuant to the written request of holders of 25% or more of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. We have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203.

Exclusive Forum. Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Corporate Opportunities

Our restated certificate of incorporation provides that we renounce any interest or expectancy of the Company in the business opportunities of the designating stockholders under the Stockholders Agreement or any non-employee director and each such party shall not have any obligation to offer us those opportunities unless presented to a director or officer of the Company in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers. We have obtained directors’ and officers’ liability insurance coverage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Inc. Its address is 250 Royall Street, Canton, MA 02021. Its telephone number is (800) 962-4284.

Item 12.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

We have entered into indemnification agreements with our directors and officers. These agreements provide for indemnification to the fullest extent permitted under the DGCL and our restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 13.	Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders of NewPage Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows present fairly, in all material respects, the financial position of NewPage Corporation and its subsidiaries (“Predecessor Company” or “NewPage”), at December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, NewPage Corporation and certain of its U.S. subsidiaries each filed a voluntary petition on September 7, 2011 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. NewPage Corporation and certain of its U.S. subsidiaries’ Chapter 11 plan was substantially consummated on December 21, 2012 and NewPage Corporation and certain of its U.S. subsidiaries emerged from bankruptcy. In connection with its emergence from bankruptcy, NewPage adopted fresh start accounting. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 29, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of NewPage Holdings Inc.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of NewPage Holdings Inc. and its subsidiaries (“Successor Company” or “NewPage Holdings”) at December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. The consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We conducted our audit of the consolidated balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed NewPage Corporation and certain of its U.S. Subsidiaries’ Chapter 11 plan on December 21, 2012. Confirmation of the Chapter 11 plan resulted in the discharge of claims as described in the Chapter 11 plan against NewPage Corporation and certain of its U.S. subsidiaries that arose before September 7, 2011 and terminated all rights and interests of equity security holders as provided for in the Chapter 11 plan. The Chapter 11 plan was substantially consummated on December 21, 2012 and NewPage Corporation and certain of its U.S. subsidiaries emerged from bankruptcy. In connection with its emergence from bankruptcy, the Successor Company adopted fresh start accounting as of December 31, 2012. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 29, 2013

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

Dollars in millions, except per share amounts

	Successor	Predecessor
ASSETS	2012	2011
Cash and cash equivalents	$43	$142
Restricted cash (Note 4)	—	12
Accounts receivable, net of allowance for doubtful accounts of $0 and $1	220	236
Inventories (Note 5)	472	480
Other current assets	41	63

Total current assets	776	933
Property, plant and equipment, net (Note 6)	1,314	2,334
Other assets	124	38

TOTAL ASSETS	$2,214	$3,305

LIABILITIES AND EQUITY (DEFICIT)
Accounts payable	$193	$127
Other current liabilities (Note 9)	123	126
Current maturities of long-term debt (Note 10)	5	—

Total current liabilities	321	253
Long-term debt (Note 10)	485	248
Other long-term obligations	595	70

Total liabilities not subject to compromise	1,401	571
Liabilities subject to compromise (Note 3)	—	3,919
Commitments and contingencies (Note 14)

EQUITY (DEFICIT)
Successor preferred stock, 100,000 shares authorized, $0.001 per share par value	—
Successor common stock, 16,000,000 shares authorized, 7,080,000 shares issued and outstanding, $0.001 per share par value	—
Predecessor common stock, 100 shares authorized, issued and outstanding, $0.01 per share par value		—
Additional paid-in capital	813	812
Accumulated deficit	—	(1,676)
Accumulated other comprehensive loss	—	(321)

Total equity (deficit)	813	(1,185)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$2,214	$3,305

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Dollars in millions, including per share amounts

	Predecessor
	2012	2011	2010
Net sales	$3,131	$3,502	$3,596
Cost of sales	3,015	3,375	3,511
Selling, general and administrative expenses	139	145	183
Interest expense (Note 10)	26	391	375
Other (income) expense, net (Note 17)	—	2	182

Income (loss) before reorganization items and income taxes	(49)	(411)	(655)
Reorganization items, net (Note 3)	(1,288)	86	—

Income (loss) before income taxes	1,239	(497)	(655)
Income tax (benefit)	(19)	1	1

Net income (loss)	$1,258	$(498)	$(656)

Net income (loss) per share:
Basic and diluted	$12.58	$(4.98)	$(6.56)

Weighted average common shares outstanding:
Basic and diluted	100	100	100

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Dollars in millions

	Predecessor
	2012	2011	2010
Net income (loss)	$1,258	$(498)	$(656)
Other comprehensive income (loss), net of tax:
Defined-benefit postretirement plans:
Change in net actuarial gains (losses)	(92)	(73)	(24)
Change in net prior service (cost) credit	18	(27)	(14)
Deconsolidation of Canadian subsidiary (Note 12)	—	74	—
Cash-flow hedges:
Change in unrealized gains (losses)	—	—	(2)
Reclassification adjustment to net income (loss)	—	2	2
Foreign currency translation adjustment	—	(5)	1

Other comprehensive income (loss), net of tax	(74)	(29)	(37)

Comprehensive income (loss)	$1,184	$(527)	$(693)

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2012

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2011 (Predecessor)	100	$—	$812	$(1,676)	$(321)	$(1,185)
Net income (loss)				1,258		1,258
Other comprehensive income (loss)					(74)	(74)
Equity awards (Note 15)			1			1
Cancellation of Predecessor Company common stock	(100)	—
Elimination of Predecessor Company additional paid-in capital, accumulated deficit and accumulated other comprehensive income (loss)			(813)	418	395	—

Balance at December 31, 2012 (Predecessor)	—	$—	$—	$—	$—	$—

Issuance of Successor Company common stock	7,080,000	$—	$813	$—	$—	$813

Balance at December 31, 2012 (Successor)	7,080,000	$—	$813	$—	$—	$813

YEAR ENDED DECEMBER 31, 2011

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2010 (Predecessor)	100	$—	$813	$(1,178)	$(292)	$(657)
Net income (loss)				(498)		(498)
Other comprehensive income (loss)					(29)	(29)
Equity awards (Note 15)			(1)			(1)

Balance at December 31, 2011 (Predecessor)	100	$—	$812	$(1,676)	$(321)	$(1,185)

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2010

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accum- ulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2009 (Predecessor)	100	$—	$791	$(522)	$(255)	$14
Net income (loss)				(656)		(656)
Other comprehensive income (loss)					(37)	(37)
Equity awards (Note 15)			23			23
Loans to parent companies			(1)			(1)

Balance at December 31, 2010 (Predecessor)	100	$—	$813	$(1,178)	$(292)	$(657)

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Dollars in millions

	Predecessor
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,258	$(498)	$(656)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	242	243	269
Asset impairment charges	—	—	210
Non-cash interest expense	65	94	44
(Gain) loss on disposal of assets	6	11	—
Deferred income taxes	(1)	1	1
U.S. pension expense	33	22	35
U.S. pension funding	(27)	(10)	—
Equity award expense (Note 15)	1	(1)	21
Non-cash reorganization items, net (Note 3)	(1,408)	38	—
Debtor in possession financing costs (Note 10)	4	22	—
Settlement payment to Port Hawkesbury (Note 11)	—	(25)	—
Payment of settlement cash and litigation trust funding	(32)	—	—
Change in operating assets and liabilities:
Accounts receivable	17	34	8
Inventories	(28)	22	73
Other operating assets	17	(28)	(8)
Accounts payable	(6)	92	(24)
Accrued expenses and other obligations	(138)	70	(88)

Net cash provided by (used for) operating activities	3	87	(115)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(157)	(77)	(68)
Proceeds from sales of assets	—	11	12
Restricted cash (Note 4)	12	(12)	—
Other investing activities	—	(16)	(5)

Net cash provided by (used for) investing activities	(145)	(94)	(61)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	490	—	67
Payment of financing costs	(27)	(1)	(4)
Purchase of interest of limited partner in Rumford Cogeneration (Note 1)	—	—	(6)
Loans to parent companies	—	—	(1)
Repayments of long-term debt	(166)	—	—
Borrowings on revolving credit facility	—	812	946
Payments on revolving credit facility	—	(904)	(906)
Proceeds from debtor in possession financing	379	285	—
Repayments of debtor in possession financing	(629)	(38)	—
Debtor in possession financing costs	(4)	(22)	—
Proceeds from NSPI for Port Hawkesbury biomass project (Note 11)	—	7	79

Net cash provided by (used for) financing activities	43	139	175
Effect of exchange rate changes on cash and cash equivalents	—	2	4

Net increase (decrease) in cash and cash equivalents	(99)	134	3
Cash and cash equivalents at beginning of period	142	8	5

Cash and cash equivalents at end of period (2012 Successor, 2011 and 2010 Predecessor)	$43	$142	$8

SUPPLEMENTAL INFORMATION
Cash paid for interest	$69	$188	$369

See notes to consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Dollars in millions, except per share amounts

1. Organization and Basis of Presentation

NewPage Holdings Inc., (“NewPage Holdings”) is a holding company that owns all of the outstanding capital stock of NewPage Investment Company LLC, (“NewPage Investment”), which is a holding company that owns all of the outstanding capital stock of NewPage Corporation (“NewPage”). NewPage and its subsidiaries are engaged in manufacturing, marketing and distributing printing papers used primarily for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated, uncoated, supercalendered and specialty papers and market pulp. Our products are manufactured at multiple mills in the United States and are supported by multiple distribution and converting locations. We operate within one operating segment. The consolidated financial statements include the accounts of NewPage Holdings and all entities it controls. All intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no significant effect on our consolidated financial statements.

Unless the context provides otherwise, the terms “we,” “our” and “us” refer to NewPage Holdings and its consolidated subsidiaries, including NewPage Investment and NewPage Corporation.

In December 2009 we purchased the interest of one limited partner in Rumford Cogeneration Company L.P. (“Rumford Cogeneration”), a limited partnership for which we were the general partner, and we entered into an agreement to purchase all our remaining co-investors’ interests for $6. The purchase price was reflected as a liability as of December 31, 2009 and we recorded the excess of the limited partner’s share of noncontrolling interests over the purchase price as an increase in additional paid-in capital. These purchases were completed in the fourth quarter of 2010.

Creditor Protection Proceedings

NewPage and its debtor subsidiaries emerged from Chapter 11 Proceedings (defined below) on December 21, 2012 (the “Emergence Date”). NewPage’s former direct parent and debtor affiliate, NewPage Holding Corporation (“NP Holding”) and NewPage’s former indirect parent and debtor affiliate, NewPage Group Inc. (“NP Group”), dismissed their Chapter 11 cases and did not emerge on the Emergence Date.

On September 7, 2011, NP Group, NP Holding, NewPage, and the following U.S. subsidiaries: Chillicothe Paper Inc., Escanaba Paper Company, Luke Paper Company, NewPage Canadian Sales LLC, NewPage Consolidated Papers Inc., NewPage Energy Services LLC, NewPage Port Hawkesbury Holding LLC, NewPage Wisconsin System Inc., Rumford Paper Company, Upland Resources, Inc., and Wickliffe Paper Company LLC (collectively, the “Debtors”) commenced voluntary cases (“Chapter 11 Proceedings”) under Chapter 11 of the United States Bankruptcy Code, as amended (“Chapter 11”), in the United States Bankruptcy Court for the District of Delaware (Case Nos. 11-12804 through 11-12817) (“Bankruptcy Court”). Our subsidiary, Consolidated Water Power Company, was not a part of the Chapter 11 Proceedings. Separately, on September 6, 2011, our former Canadian subsidiary, NewPage Port Hawkesbury Corp. (“NPPH”), commenced proceedings seeking creditor protection under the Companies’ Creditors Arrangement Act of Canada (the “CCAA Proceedings”).

In connection with the CCAA Proceedings, NPPH was placed under the jurisdiction of the Canadian court and a court-appointed monitor. On September 25, 2012, the NPPH plan of compromise and arrangement was sanctioned by the Canadian court. Pursuant to the NPPH plan, NPPH was sold on September 28, 2012, and the monitor delivered C$31 to the Bank of New York Mellon, as collateral trustee under the collateral trust agreement dated May 2, 2005, to be held in trust for the benefit of the holders of NewPage’s first-lien notes, second-lien notes and subordinated notes. Upon emergence from Chapter 11, the collateral trustee distributed the funds in accordance with the collateral trust agreement and the subordinated notes indenture, the Chapter 11 plan and an order of the Bankruptcy Court in the Chapter 11 Proceedings.

Basis of Presentation

During Chapter 11 Proceedings

Effective upon the commencement of the Chapter 11 Proceedings and up until emergence, NewPage applied the guidance in Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (“ASC 852”), in preparing its consolidated financial statements. This guidance does not change the manner in which financial statements are prepared. However, it requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, during the Chapter 11 Proceedings, NewPage: (i) recorded certain expenses, charges and credits incurred or realized that were directly associated with or resulting from the reorganization and restructuring of the business in reorganization items, net in NewPage’s consolidated statements of operations; (ii) classified pre-petition obligations that could be impaired by the reorganization process in NewPage’s consolidated balance sheets as liabilities subject to compromise; and (iii) ceased recording interest expense on certain of the Debtors pre-petition debt obligations.

Port Hawkesbury (NPPH) Deconsolidation

We deconsolidated our NPPH subsidiary due to our loss of control over this entity upon filing for creditor protection under the CCAA Proceedings. As a result of the deconsolidation, we adopted the cost method of accounting for our investment in NPPH. Upon adoption of the cost method, we evaluated our investment in NPPH for impairment and determined that our entire investment had experienced an other-than-temporary decline in value and was fully impaired. The deconsolidation of the NPPH subsidiary resulted in an $18 gain recorded in reorganization items, net in 2011. See Note 11.

Upon Emergence from Chapter 11 Proceedings

In accordance with ASC 852, fresh start accounting was required upon our emergence from the Chapter 11 Proceedings because: (i) the reorganization value of the assets of the Predecessor Company (as defined below) immediately prior to the confirmation of the Chapter 11 plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the Predecessor Company’s existing voting shares immediately prior to the confirmation of the Chapter 11 plan received less than 50% of the voting shares of the common stock of the Successor Company. ASC 852 requires that fresh start accounting be applied as of the date the Chapter 11 plan was confirmed, or as of a later date when all material conditions precedent to effectiveness of the Chapter 11 plan are resolved, which occurred on December 21, 2012. We elected to apply fresh start accounting effective December 31, 2012, to coincide with the timing of our normal December accounting period close. We evaluated the events between December 21, 2012 and December 31, 2012 and concluded that the use of an accounting convenience date of December 31, 2012 (the “Convenience Date”) did not have a material impact on our results of operations or financial position. As such, the application of fresh start accounting was reflected in our consolidated balance sheet as of December 31, 2012 and fresh start accounting adjustments related thereto were included in our consolidated statements of operations for the year ended December 31, 2012.

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in our consolidated financial statements and resulted in our becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements for periods prior to December 31, 2012 will not be comparable to our consolidated financial statements as of December 31, 2012 or for periods subsequent to December 31, 2012. References to “Successor” or “Successor Company” refer to NewPage Holdings on or after December 31, 2012, after giving effect to the implementation of the Chapter 11 plan and the application of fresh start accounting. References to “Predecessor” or “Predecessor

Company” refer to NewPage prior to December 31, 2012. Additionally, references to periods on or after December 31, 2012 refer to the Successor and references to periods prior to December 31, 2012 refer to the Predecessor.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and in accordance with ASC 852. The uncertainty involved in the Chapter 11 Proceedings raised substantial doubt about our ability to continue as a going concern as described in Auditing Standard AU Section 341, The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern. During the Chapter 11 Proceedings, our ability to continue as a going concern was dependent upon, among other things: (i) our ability to maintain adequate cash on hand; (ii) our ability to generate cash from operations; (iii) the cost, duration and outcome of the restructuring process; (iv) our ability to comply with our amended debtor in possession credit agreement (“DIP Credit Agreement”) and the adequate assurance provisions of the cash collateral order entered by the Bankruptcy Court; and (v) our ability to achieve and sustain profitability following a restructuring. Management believes that the implementation of the Chapter 11 plan and our emergence from the Chapter 11 Proceedings on the Emergence Date have resolved the substantial doubt and the related uncertainty about our application of the going concern basis of accounting.

2. Chapter 11 Proceedings

Emergence from Chapter 11 Proceedings

On the Emergence Date, the Chapter 11 plan became effective and we emerged from the Chapter 11 Proceedings. Upon implementation of the Chapter 11 plan, the Debtors were reorganized through the consummation of several transactions pursuant to which, among other things:

•	each of the Debtors’ operations were continued in substantially the same form;

•

all allowed pre-petition and post-petition secured claims (other than holders of First Lien Notes Claims, defined below), administrative expense claims and priority claims were paid or will be paid in full in cash, including accrued interest, if applicable, and all pre-petition and post-petition debtor in possession credit facilities were terminated;

•

holders of allowed claims (“First Lien Notes Claims” or “First Lien Noteholders”) arising from the Debtors’ pre-petition 11.375% Senior Secured Notes (“First Lien Notes”) received on account of their claims their pro rata share of (i) common stock issued by NewPage Holdings and (ii) $103 cash;

•

a litigation trust (“Litigation Trust”) was formed for the purpose of administering the Litigation Trust assets and distributions, and evaluating and prosecuting objections to disputed general unsecured claims and pursuing other litigation claims, pursuant to the Chapter 11 plan;

•

holders of pre-petition unsecured claims (other than qualified trade creditors, described below) and undersecured claims received their pro rata share of a cash payment of $30 made to the Litigation Trust by the Debtors upon emergence and beneficial interests in the Litigation Trust which includes, among other items, $40 of cash related to the Stora Enso settlement;

•

the purchase of a paper machine located at the Stevens Point mill (“PM 35”), previously under a capital lease, pursuant to the Stora Enso settlement, for a total purchase price of $54, consisting of $40 in cash paid to the Litigation Trust and $14 in cash paid to Stora Enso;

•

holders of general unsecured claims that elected to become qualified trade creditors by agreeing to provide favorable credit terms to us received a cash recovery of 15% of their allowed claim, payable over two years;

•

all equity interests in NewPage and its former parent entities, NP Holding and NP Group existing immediately prior to the Emergence Date, including common stock, were discharged, canceled, released and extinguished;

•	NewPage Investment issued one unit, representing sole ownership, to NewPage Holdings. NewPage issued 100 shares of common stock to NewPage Investment;

•	NewPage Holdings issued an aggregate of 7,080,000 shares of NewPage Holdings common stock, par value $0.001 per share, to the distribution agent for the benefit of the First Lien Noteholders;

•

the 2012 Long-Term Incentive Plan became effective and awards representing 371,310 shares of NewPage Holdings common stock (315,614 stock options and 55,696 restricted stock units) were granted out of a total of 786,667 shares reserved for issuance under the Long-Term Incentive Plan;

•	various previously existing employee benefit plans, including pension and other post-employment benefit plans were reinstated with certain modifications;

•	the Debtors’ assets were retained by, and were reinvested in us; and

•	we entered into a $500 senior secured exit term loan credit facility and a $350 Revolving Credit Facility.

While we resolved most of our claims during the Chapter 11 proceedings, some claims remain in dispute. Disputed claims that are not administrative, priority or secured claims will be resolved by the Litigation Trust, and any resolution of those claims will not impact us.

We will make a cash payment to a claimant if and to the extent that a disputed claim is allowed and the claimant is entitled to a cash payment on account of the claim (e.g., administrative, priority and other secured claims). We continue to work to resolve disputed cash claims, including the identification of cash claims that we believe should be disallowed because they are duplicative, were later amended or superseded, are without merit, are overstated or for other reasons. Included in accounts payable in our consolidated balance sheet as of December 31, 2012, is a liability of approximately $22 for the fair value of the estimated cash settlement of disputed cash claims, including allowed claims and estimated cash recoveries.

There is no established public trading market for the NewPage Holdings common stock.

Events prior to emergence from Chapter 11 Proceedings

During the Chapter 11 Proceedings, the Debtors remained in possession of their U.S. assets and properties and operated their U.S. business and managed their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11. In general, the Debtors were authorized to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Subject to certain exceptions under Chapter 11, the Debtors’ filings automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors and their respective property to recover, collect or secure a claim arising prior to the filing of the Chapter 11 Proceedings. Chapter 11 gave the Debtors the ability to reject certain contracts, subject to Bankruptcy Court oversight. The Debtors engaged in a review of their respective various agreements and rejected a number of unfavorable agreements and leases, including leases of real estate and equipment. The creditors affected by these actions were given the opportunity to file proofs of claims in the Chapter 11 Proceedings.

The commencement of the Chapter 11 Proceedings constituted an event of default under substantially all of the Debtors’ pre-petition debt obligations, and those debt obligations became automatically and immediately due and payable by their terms, although any action to enforce payment obligations was stayed as a result of the commencement of the Chapter 11 Proceedings.

3. Chapter 11 Related Disclosures

Fresh start accounting

Overview

As discussed in Note 1 we applied fresh start accounting as of December 31, 2012 in accordance with ASC 852, pursuant to which, among other things: (i) the reorganization value derived from the enterprise value established in the Chapter 11 plan was assigned to our assets and liabilities in conformity with FASB ASC 805, Business Combinations (“ASC 805”), which requires recording assets and liabilities at fair value (except for deferred income taxes and pension and OPEB projected benefit obligations), with the excess of reorganization value over net asset values recorded as goodwill, and (ii) the Predecessor Company’s additional paid-in capital, accumulated deficit and accumulated other comprehensive loss were eliminated.

Enterprise valuation

In connection with the development of the Chapter 11 plan, we engaged an independent financial advisor to assist us in the determination of the enterprise value of the Successor Company. Using a number of estimates and assumptions, we prepared financial projections through 2016, which were included in the Disclosure Statement related to the Chapter 11 plan. Based on these financial projections and with the assistance of our financial advisor, we estimated a going concern enterprise value of the Successor Company within a range of approximately $1,135 to $1,430, with a midpoint estimate of $1,283. This enterprise value was estimated using two valuation methods: (i) discounted cash flow analysis (“DCF”) and (ii) comparable company analysis, both of which are discussed further below. We used the midpoint estimate of the enterprise value as the basis for our determination of the Successor Company’s equity value.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’ weighted average cost of capital (the “Discount Rate”). The Discount Rate reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the business based upon its capital structure. Our enterprise value was determined by calculating the present value of our estimated unlevered after-tax free cash flows based on our five-year financial projections, with certain adjustments, plus an estimate for the value of the company beyond the five-year projection period, known as the terminal value. The terminal value was derived by applying a multiple to the projected earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the terminal year estimate, discounted back to the assumed date of emergence by the Discount Rate. The present value of our five-year cash flow projections was calculated using Discount Rates ranging from 9.5% to 11% and an implied terminal value ranging from 4 to 5 times terminal EBITDA.

The comparable company analysis estimates the value of a company based on a relative comparison with publicly-traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company was determined by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt for such company (at book value) and minority interest. Those enterprise values are commonly expressed as multiples of various measures of operating statistics, most commonly EBITDA. In addition, each of the selected public company’s operational performance, operating margins, profitability, leverage and business trends were examined. Based on these analyses, financial multiples and ratios were calculated to apply to our actual and projected operational performance. Multiples ranged from 4 to 5 times and 3.5 to 4.5 times of the companies’ 2012 estimated and 2013 projected EBITDA, respectively.

The financial projections included in the enterprise valuation were limited by the information available to us as of the date of the preparation of the projections and reflected numerous assumptions concerning anticipated future performance, as well as prevailing and anticipated market and economic conditions that were and continue to be beyond our control and may not materialize. These assumptions and the financial projections are inherently subject to significant uncertainties, as well as significant business, economic and competitive risks, many of which are beyond our control. Accordingly, there can be no assurance that the assumptions and financial projections will be achieved and actual results could vary materially. The assumptions for which there is a reasonable possibility of a variation that would significantly affect the calculated enterprise value include, but are not limited to, sales volumes, product pricing, product mix, foreign currency exchange rates, costs of raw materials and energy, achievement of operating margins and cost reductions, income tax rates, working capital changes, capital spending and overall industry conditions.

Allocation of reorganization value to assets and liabilities

The reorganization value was assigned first to tangible and identifiable intangible assets and then the excess of reorganization value over the net asset values was recorded as goodwill. See Reorganized Consolidated Balance Sheet below for this allocation.

The estimated fair values of our assets and liabilities represent our best estimates, with valuations primarily based on the cost, income or market valuation approaches, as follows:

•

Inventories: The fair value of our finished goods inventories was based on their estimated selling prices less the sum of selling costs, shipping costs and a reasonable profit allowance for the selling effort. The fair value of our mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for all other items. The fair values of our raw materials and work in process inventories were recorded at the Predecessor Company’s carrying values, which approximated fair value.

•

Property, Plant and Equipment: The estimated fair values of our property, plant and equipment, including construction in progress, were based on the cost approach and income approach valuation methods.

The cost approach method considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, adjusted for depreciation, which includes physical deterioration and obsolescence, as of the appraisal date.

The income approach method estimates fair value based on a DCF analysis. We derived our income approach assumptions from our business plan, which was developed using several sources, including our internal budgets (which contain existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing). Our valuation model used a cash flow period of four years, with a terminal value based on a multiple of EBITDA and a discount rate of 10%.

Additionally, as part of fresh start accounting, accumulated depreciation was eliminated and the estimated remaining useful lives of our property, plant and equipment were updated.

•

Amortizable intangible assets: In the application of fresh start accounting, we identified amortizable intangible assets related to customer relationships and trademarks/trade names. The estimated fair value of these identifiable intangible assets was primarily based on DCF valuation methods. Additionally, as part of fresh start accounting, accumulated amortization was eliminated and the estimated remaining useful life of our amortizable intangible assets was updated.

•	Long-term debt: Our exit financing term loan facility was recorded at face value less original issue discount, which represented fair value upon issuance at emergence.

•	All other assets and liabilities were recorded at amounts that approximated their fair values.

The amount of deferred income taxes recorded was determined in accordance with FASB ASC 740, Income Taxes (“ASC 740”).

The amount of pension and OPEB projected benefit obligations recorded was determined in accordance with FASB ASC 715, Compensation—Retirement Benefits (“ASC 715”).

The estimates and assumptions used in the valuation of our assets and liabilities are inherently subject to significant uncertainties, many of which are beyond our control. Accordingly, there can be no assurance that the estimates, assumptions and values reflected in these valuations will be realized and actual results could vary materially.

Reorganized Consolidated Balance Sheet

The effects of the implementation of the Chapter 11 plan and the application of fresh start accounting on our consolidated balance sheet as of December 31, 2012 are presented in our reorganized consolidated balance sheet below. The adjustments set forth in the column captioned “Chapter 11 Plan Adjustments” reflect the effects of the implementation of the Chapter 11 plan, including, among other things, the discharge and settlement of liabilities subject to compromise based on claims allowed by the Bankruptcy Court, the cancellation of all equity interests in the Predecessor Company, the issuance of Successor Company common stock to holders of allowed First Lien Note Claims in satisfaction of such claims and the incurrence of new indebtedness related to our exit financing. The adjustments set forth in the column captioned “Fresh Start Accounting Adjustments” reflect, among other things, adjustments to the carrying values of our assets and liabilities to reflect their fair values and the elimination of additional paid-in capital, accumulated deficit and accumulated other comprehensive income (loss) as a result of the application of fresh start accounting in accordance with ASC 852.

	As of December 31, 2012
	Predecessor	Chapter 11 Plan Adjustments		Fresh Start Accounting Adjustments	Successor
ASSETS
Cash and cash equivalents	$15	$28	[1]	$—	$43
Restricted cash	8	(8)[1]		—	—
Accounts receivable, net	220	—		—	220
Inventories	508	—		(36)[14]	472
Other current assets	35	5	[2]	1 [14]	41

Total current assets	786	25		(35)	776
Property, plant and equipment, net	2,201	(16)[3]		(871)[14]	1,314
Other assets	30	25	[4]	69 [14]	124

TOTAL ASSETS	$3,017	$34		$(837)	$2,214

LIABILITIES AND EQUITY (DEFICIT)
Accounts payable	$149	$44	[5]	$—	$193
Other current liabilities	120	2	[6]	1 [14]	123
Debtor in possession financing	250	(250)[7]		—	—
Current maturities of long-term debt	—	5	[8]	—	5

Total current liabilities	519	(199)		1	321
Long-term debt	—	485	[8]	—	485
Other long-term obligations	47	627	[9]	(79)[14]	595

Total liabilities not subject to compromise	566	913		(78)	1,401
Liabilities subject to compromise	3,842	(3,842)[10]		—	—
Commitments and contingencies

	As of December 31, 2012
	Predecessor	Chapter 11 Plan Adjustments		Fresh Start Accounting Adjustments	Successor

EQUITY (DEFICIT)
Predecessor common stock	—	—		—	—
Successor common stock	—	—	[11]	—	—
Additional paid-in capital	813	813	[11]	(813)[15]	813
Accumulated deficit	(1,780)	2,121	[12]	(341)[15]	—
Accumulated other comprehensive income (loss)	(424)	29	[13]	395 [15]	—

Total equity (deficit)	(1,391)	2,963		(759)	813

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$3,017	$34		$(837)	$2,214

(1)	Reflects the net cash proceeds related to the effects of the Chapter 11 plan:

Proceeds from Exit Facility ($500 principal amount less $10 original issue discount)	$490
Deferred issuance costs	(25)
Repayment of debtor in possession financing, including accrued interest of $2	(252)
Distribution to holders of First Lien Notes	(103)
Payments to the Litigation Trust (includes $40 associated with PM35 purchase)	(72)
Payment to Stora Enso Ojy (SEO) related to PM 35 purchase	(14)
Payments of professional fees and other costs	(4)
Release of restricted cash	8

Net cash proceeds	$28

(2)	Reflects the impact of transactions pursuant to the Chapter 11 plan on deferred income tax assets.
(3)	Reflects the adjustment of PM 35 assets from net book value to purchase price related to the purchase of assets under a capital lease pursuant to the SEO settlement.
(4)	Reflects the recording of deferred financing costs associated with the issuance of the exit financing.
(5)	Reflects the accrual of plan-related liabilities, including claims recoveries payable to holders of qualified trade claims, administrative claims, professional success fees, and other fees, net of payments related to these claims.
(6)	Reflects the accrual of liabilities resulting from the settlement related to the collective bargaining agreement of $5 less payment of accrued interest on the DIP financing of $2 and less the write-off of miscellaneous liabilities of $1.
(7)	Reflects the repayment of the DIP financing principal.
(8)	Reflects the issuance of the exit financing of $500 principal, net of $10 original issue discount.
(9)	Reflects the reclassification of pension and OPEB projected benefit obligations from liabilities subject to compromise to long-term liabilities of $541 ($545 reinstated from liabilities subject to compromise, less $4 net impact of changes to the pension plan pursuant to the Chapter 11 plan), plus deferred tax liabilities resulting from the implementation of the Chapter 11 plan of $84, and other of $2.

(10)	Reflects reinstatement, settlement, or extinguishment of all other remaining liabilities subject to compromise pursuant to the Chapter 11 plan as follows:

Liabilities subject to compromise	$3,842
Reinstatement of pension and OPEB liabilities to other longer-term obligations	(545)
Cash settlement to holders of First Lien Notes	(103)
Issuance of Successor Company common stock	(813)
Cash settlement to Litigation Trust (includes $40 associated with the PM35 purchase)	(72)
Cash settlement to SEO associated with the PM35 purchase	(14)
Cash settlement related to administrative, priority, other secured, cure and qualified trade creditor claims	(32)

Gain on extinguishment of debt	$2,263

(11)	Reflects the cancellation of the Predecessor Company’s common stock, as well as issuance of the common stock of the Successor Company
(12)	Reflects the net gain resulting from the Chapter 11 plan, including the gain on extinguishment of debt of $2,263, professional fees of $16, tax expense of $80, write down of PM35 upon purchase of $16, pension expense of $25 and other expenses of $5
(13)	Reflects the impact to other comprehensive income (loss) of the changes to the pension plans pursuant to the Chapter 11 plan
(14)	Reflects the following adjustments to the carrying value of assets and liabilities based on the respective valuation methods discussed above:

Inventories	$(36)
Other current assets	1
Property, plant and equipment, net	(871)
Other assets	69
Other current liabilities	1
Other long-term obligations	(79)

The following table summarizes the reconciliation of the enterprise equity value to the reorganization value, the allocation of the reorganization value to our assets and liabilities based on the value determined pursuant to ASC 805 and the resulting adjustment to goodwill:

Enterprise value of the Successor Company	$1,283
Excess cash	20
Non-interest bearing liabilities	911

Reorganization value of assets	2,214
Less amounts allocated to the value of:
Total current assets	(776)
Property, plant and equipment	(1,314)
Amortizable intangible assets	(70)
Other assets	(44)

Reorganization value of assets in excess of fair value (goodwill)	$10

(15)	The net adjustments to additional paid-in capital, accumulated deficit and accumulated other comprehensive loss include: (i) the adjustments required to state assets and liabilities at fair value, which resulted in a loss of $759 that was included in Reorganization items, net in our consolidated statements of operations for the year ended December 31, 2012; and (ii) the elimination of the Predecessor Company’s additional paid-in capital, accumulated other comprehensive loss and accumulated deficit pursuant to fresh start accounting

Reorganization items, net

ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees and other expenses directly related to the reorganization process under the Chapter 11 Proceedings.

Reorganization items, net consist of:

	Predecessor
	Year Ended December 31,
	2012	2011
Professional Fees(1)	$70	$21
Debtor in possession financing costs(2)	4	22
Write-off of debt discounts, premiums and issuance costs(3)	—	12
Provision for rejected executory contracts(4)	31	4
Gain on deconsolidation of Canadian subsidiary(5)	—	(18)
Loss due to changes in pension plans pursuant to the Chapter 11 plan	25	—
Loss related to tax impact of the Chapter 11 plan	80	—
Gain on extinguishment of debt	(2,263)	—
Loss on fresh start revaluation	759	—
Adjustment to PM35 assets pursuant to SEO settlement	16	—
Other(6)	(10)	45

	$(1,288)	$86

(1)	Professional fees directly related to the Chapter 11 Proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, accounting and other professional fees and including certain professional fees incurred by our creditors in connection with the Chapter 11 Proceedings, as required by the Bankruptcy Court.
(2)	Debtor in possession financing costs incurred during 2011 and 2012 in connection with entering into the DIP Credit Agreement (defined in Note 10).
(3)	Write-off of debt discounts, premiums and deferred financing fees associated with our pre-petition second-lien debt, subordinated debt, and unsecured debt. See Note 10 for additional information.
(4)	Provision for rejected executory contracts for estimated claims primarily related to the repudiation of supply contracts. See Note 2 for additional information.
(5)	Represents the gain on deconsolidation of our former Canadian subsidiary. See Note 11 for additional information.
(6)	Primarily associated with adjustments of reserves to estimated allowed claims.

Liabilities subject to compromise

Liabilities subject to compromise primarily represent unsecured or under-secured pre-petition obligations of the Debtors that were subject to compromise under the Chapter 11 plan during the period prior to consummation of the Chapter 11 plan. These amounts represented our best estimates of known or potential pre-petition liabilities that were probable of resulting in an allowed claim against us in connection with the bankruptcy filings and were recorded at the estimated amount of the allowed claim.

Liabilities subject to compromise of our Debtors as of December 31, 2011 were comprised of the following:

Predecessor
2011
Unsecured and under-secured pre-petition debt	$3,120
Accrued interest on unsecured and under-secured pre-petition debt	139
Accounts payable and accrued liabilities, excluding accrued interest on unsecured and under-secured pre-petition debt	125
Pension and other postretirement obligations	471
Other liabilities	64

$3,919

As of December 31, 2012, we had no liabilities subject to compromise due to our emergence from Chapter 11 on December 21, 2012.

4.	Summary of Significant Accounting Policies

Estimates and assumptions

The preparation of these consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fresh start accounting

As discussed in Note 1, we applied fresh start accounting as of the December 31, 2012 Convenience Date. Under fresh start accounting, the reorganization value, as derived from the enterprise value established in the Chapter 11 plan, was allocated to our assets and liabilities based on their fair values (except for deferred income taxes and pension and OPEB projected benefit obligations) in accordance with ASC 805, with the excess of reorganization value over the net asset value recorded as goodwill. The amount of deferred income taxes recorded was determined in accordance with ASC 740. The amount of pension and OPEB projected benefit obligations recorded was determined in accordance with ASC 715. Therefore, all assets and liabilities reflected in the Consolidated Balance Sheet of the Successor Company were recorded at fair value or, for deferred income taxes and pension and OPEB projected benefit obligations, in accordance with the respective accounting policy described below. See Note 3 for additional information regarding the impact of fresh start accounting on our Consolidated Balance Sheet as of December 31, 2012.

Cash equivalents

Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash

As of December 31, 2011, restricted cash includes $5 restricted for utility providers pursuant to a first-day motion of the Bankruptcy Court and $7 of cash held by CWPCo, a non-debtor subsidiary. Restricted cash is excluded from cash and cash equivalents and is classified as an investing activity in the consolidated statement of cash flows.

Foreign currency translation

The statements of operations of our former Canadian entity, prior to its deconsolidation (see Note 11 for more information), whose functional currency was the Canadian dollar, are translated into U.S. dollars using the average exchange rates for the period and the balance sheets are translated using the exchange rates at the reporting date. Exchange rate differences arising from the translation of the net investments in foreign entities are recorded as a component of accumulated other comprehensive income (loss).

Concentration of credit risk

We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of accounts receivable are with paper merchants, printers and publishers. We limit our credit risk by performing ongoing credit evaluations and, when deemed necessary, by requiring accelerated payment terms, letters of credit, guarantees or collateral. For the year ended December 31, 2012, sales to our largest two customers were 14% and 12% of net sales. For the year ended December 31, 2011 sales to our largest two customers were 16% and 12% of net sales. For the year ended December 31, 2010, sales to our largest customer was 18% of net sales. Accounts receivable at December 31, 2012, relating to our largest two customers, were 12% and 10% of accounts receivable, net. Accounts receivable at December 31, 2011, relating to our largest customer, was 15% of accounts receivable, net. Our ten largest customers accounted for approximately 52%, 54% and 54% of our net sales for the years ended December 31, 2012, 2011 and 2010.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for substantially all raw materials and finished goods. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost and first-in, first-out methods.

Amortizable intangible assets

Amortizable intangible assets of the Predecessor Company, which consisted primarily of trademarks/trade names and customer relationships, were stated at cost less accumulated amortization. Amortizable intangible assets of the Successor Company, which consist of trademarks/trade names and customer relationships, are stated at fair value as of December 31, 2012, as a result of the application of fresh start accounting.

Trademarks/trade names and customer relationships are amortized on a straight-line basis with lives of 10 years and are evaluated periodically for potential impairment if events or circumstances indicate a possible inability to recover their carrying amounts.

Impairment of goodwill

We review the carrying value of goodwill for impairment in the fourth quarter of each year or more frequently, if an event or circumstance occurs that triggers such an interim review. Our review includes an initial assessment of qualitative factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the demand for our products, regulatory and political developments and entity specific factors when evaluating for potential impairment of goodwill. If after completing such assessment, it is determined more likely than not that the fair value of the reporting unit is less than its carrying value, we proceed to a quantitative impairment test. We then compare the reporting unit’s fair value with its respective carrying value, including goodwill. If a reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized. If a reporting unit’s carrying value exceeds its fair value, an impairment charge is recorded equal to the difference between the carrying value of the reporting unit’s goodwill and the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit as of Emergence Date is the implied fair value of goodwill.

Property, plant and equipment

As a result of our adoption of fresh start accounting on the Emergence Date, property, plant and equipment have been stated at fair value with useful lives generally ranging from 1 to 40 years. For newer assets, owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings, 5 to 30 years for machinery and equipment and 10 years for land improvements.

Maintenance Cost

Predecessor Company

Costs of maintenance and repairs are charged to expense using the direct-expensing method, whereby costs are recorded in the statement of operations in the same period that they are incurred.

Successor Company

Maintenance costs for planned major maintenance shutdowns are deferred over the period in which the maintenance shutdowns occur and expensed ratably over the period until the next planned major shutdown, as we believe that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

Impairment of long-lived assets, other than goodwill

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If these circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset held for sale at the lower of its carrying value or its estimated net realizable value.

Derivative financial instruments

We periodically use derivative financial instruments as part of our overall strategy to manage exposure to market risks associated with foreign currency exchange rate and natural gas price fluctuations. We do not hold or issue derivative financial instruments for trading purposes. We regularly monitor the credit-worthiness of the counterparties to our derivative instruments in order to manage our credit risk exposures under these agreements. Our risk of loss in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. These derivative instruments are measured at fair value and are classified as other assets or other long-term obligations on our balance sheets depending on the fair value of the instrument. For a derivative designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive income (loss) and is recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and derivative financial instruments not designated as hedges are recognized immediately in earnings.

Fair value of financial instruments

The fair value of debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to us for debt of similar terms and maturities which are level 2 inputs in the fair value hierarchy. We measure the fair values of interest rate swaps using observable interest-rate yield curves for comparable assets and liabilities at commonly quoted intervals. We measure the fair values of foreign currency forward contracts based on current quoted market prices for similar contracts. We measure the fair values of natural gas contracts based on natural gas futures contracts priced on the New York Mercantile Exchange (“NYMEX”).

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills and other asset retirement obligations

We evaluate obligations associated with the retirement of tangible long-lived assets, primarily costs related to the closure and post-closure monitoring of our owned landfills, and record a liability when incurred. Subsequent to initial measurement, we recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Pension and other postretirement benefits

We maintain various defined benefit pension and other postretirement benefit plans in the United States and in Canada prior to the deconsolidation of our former Canadian subsidiary (see Note 11 for more information). The plans are generally funded through payments to pension funds/trusts or directly by the company and/or employees.

Defined benefit pension and other postretirement benefit expense is recorded on a full accrual basis, as opposed to a cash-paid basis, and is reflected in the consolidated statements of operations over the expected working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating defined benefit pension and other postretirement benefit expense are reviewed and updated periodically to the extent that local market economic conditions and demographics change. Actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods. Unrecognized prior service cost and actuarial gains and losses are amortized over the average remaining service of the participants.

Liabilities subject to compromise

Liabilities subject to compromise primarily represented unsecured or under-secured pre-petition obligations of the Debtors that we expected to be subject to impairment as part of the Chapter 11 process and as a result, were subject to settlement at lesser amounts. Generally, actions to enforce or otherwise effect payment of such liabilities were stayed by the Bankruptcy Court. Such liabilities were classified separately from other liabilities in our Consolidated Balance Sheets as “Liabilities subject to compromise” and were accounted for in accordance with our normal accounting policies except that these liabilities were recorded at the amounts allowed or expected to be allowed as claims by the Bankruptcy Court, whether known or potential claims, under a Chapter 11 plan, even if the distributions to the claimants may have been for lesser amounts. See Note 10 for more information on debt obligations.

Liabilities subject to compromise did not include: (i) liabilities held by our subsidiaries that were not subject to the Chapter 11 Proceedings; (ii) liabilities incurred after the commencement of the Chapter 11 Proceedings and (iii) pre-petition liabilities that the Debtors expected to be required to pay in full by applicable law. See Note 3 for more information.

The Debtors rejected certain pre-petition executory contracts with respect to the Debtors’ operations with the approval of the Bankruptcy Court. Damages that resulted from rejections of executory contracts were typically treated as general unsecured claims and were also classified as liabilities subject to compromise.

Revenue recognition

We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at the time of shipment for sales where shipping terms transfer title and risk of loss at the shipping point. For sales where shipping terms transfer title and risk of loss at the destination point, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits, such as discounts and volume rebates, when the revenue is recognized based on historical experience. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales. We do not recognize sales taxes collected from customers as revenue; rather we record these taxes on a net basis in our statements of operations.

International sales

We had net sales to customers outside of the United States of $221, $255 and $271 for the years ended December 31, 2012, 2011 and 2010. We have no material long-lived assets outside of the United States.

Income taxes

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future. We recognize all income tax-related interest expense and statutory penalties imposed by taxing authorities as income tax expense.

Equity compensation

We use the graded vesting attribution method for recognizing stock compensation cost whereby the cost for a stock award is determined on a straight-line basis over the service period for each separate vesting portion of the award as if the award was multiple awards. Stock based awards that will be settled in cash or otherwise require liability classification are recognized as a liability, which is re-measured at fair value as of each balance sheet date. The cumulative effect of the change in fair value is recognized in the period of the change as an adjustment to compensation cost.

Reorganization items, net

ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees and other expenses directly related to the reorganization process under the Chapter 11 Proceedings. See Note 3 for more information.

Earnings per share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. In computing diluted net income (loss) per common share, incremental shares issuable upon the assumed exercise of stock options are added to the weighted-average number of common shares outstanding, if dilutive. There were no dilutive or anti-dilutive securities impacting the earnings per share calculation during 2012, 2011 and 2010.

5.	Inventories

Inventories as of December 31, 2012 and 2011 consist of:

	Successor	Predecessor
	2012	2011
Finished and in-process goods	$301	$288
Raw materials	98	75
Stores and supplies	73	117

	$472	$480

Approximately 84% and 76% of inventories at December 31, 2012 and 2011 are valued using the LIFO method. If inventories had been valued at current costs, they would have been valued at $478 at December 31, 2011. Our inventory was revalued at emergence from bankruptcy as described in Note 3 and that valuation became the new LIFO book basis for accounting purposes.

During the year ended December 31, 2011, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at higher costs, the effect of which increased cost of goods sold and net loss by approximately $1 during 2011.

6.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2012 and 2011 consist of:

	Successor	Predecessor
	2012	2011
Land and land improvements	$65	$97
Buildings	156	355
Machinery and other	1,056	3,205
Construction in progress	37	36

	1,314	3,693
Less: accumulated depreciation and amortization	—	(1,359)

	$1,314	$2,334

The decrease in property, plant and equipment is primarily due to the application of fresh start accounting, pursuant to which property, plant and equipment were adjusted to fair value as of December 31, 2012. For additional information, see Note 3.

7.	Intangible Assets

Goodwill

On the Emergence Date, the company recorded $10 of goodwill in connection with the adoption of fresh start accounting representing the excess of reorganization value over the fair value of identifiable net assets. The first annual impairment testing for the newly established goodwill will be required in the fourth quarter of 2013, unless events or circumstances indicate that impairment is possible in the interim.

Amortizable intangible assets

Amortizable intangible assets, net as of December 31, 2012 and 2011 were comprised of the following:

	Successor			Predecessor
	2012			2011
	Gross Carrying Value	Accumulated Amortization	Net	Gross Carrying Value	Accumulated Amortization	Net
Customer Relationships	$45	$—	$45	$26	$15	$11
Trademarks/Trade Names	25	—	25	15	7	8

	$70	$—	$70	$41	$22	$19

In connection with the company’s adoption of fresh start accounting on the Emergence Date, intangible assets and related accumulated amortization of the Predecessor Company were eliminated. Intangible assets of the Successor Company were identified and valued at their fair value. The life over which our intangible assets will be amortized is 10 years. Amortization expense for 2012, 2011 and 2010 was $6, $5 and $4. We estimate that the amortization expense will be approximately $7 per year for each of the next five years. Actual amounts of amortization expense may differ from the estimated amounts due to changes in the carrying amount of those assets as a result of potential impairments, impairment charges of intangible assets, intangible asset additions, accelerated amortization of intangible assets, acquisitions and other factors.

8.	Financial Instruments

Derivative Financial Instruments

Interest Rates

Prior to our debt refinancing in September 2009, we utilized interest-rate swap agreements to manage a portion of our interest-rate risk on our variable-rate debt instruments. After the debt refinancing, we no longer had sufficient variable-rate debt exposure for our outstanding interest rate swaps to qualify for hedge accounting treatment and recorded the changes in fair value as adjustments to interest expense. We recognized in interest expense a (gain) loss of $3 for the year ended December 31, 2010, for interest rate swaps that did not qualify for hedge accounting. During the first quarter of 2010, we locked in the floating rate components of the remaining interest rate swaps and subsequently settled the remaining liability in the third quarter of 2010. As of December 31, 2012 and 2011, we had no interest rate swaps outstanding. We measured the fair values of our interest rate swaps using observable interest-rate yield curves for comparable assets and liabilities at commonly quoted intervals. We paid cash of $34 on our interest rate agreements for the year ended December 31, 2010.

Natural Gas

In order to hedge the future cost of natural gas consumed at our mills, we engage in financial hedging of future gas purchase prices, designated as cash flow hedges. We hedge with financial instruments that are priced based on New York Mercantile Exchange (“NYMEX”) natural gas futures contracts. We do not hedge basis (the effect of varying delivery points or locations) or transportation costs (the cost to transport the gas from the delivery point to a company location) under these transactions. We measure the fair values of our natural gas contracts based on natural gas futures contracts priced on the NYMEX. As of December 31, 2012 we were party to natural gas futures contracts for notional amounts aggregating 750,000 MMBTU’s which expire through March 2013.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2012 and 2011, our financial assets and liabilities measured on a recurring basis consisted of natural gas financial hedge contracts. The fair values and carrying amounts of these contracts are not material to our financial statements for the periods presented.

Assets and Liabilities Not Carried at Fair Value

The fair value of debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to us for debt of similar terms and maturities, which are level 2 inputs in the fair value hierarchy. Our exit financing term loan facility was recorded at face value less original issue discount, which represented fair value upon issuance at emergence on December 21, 2012. Details of our debt are as follows:

	Successor		Predecessor
	December 31, 2012		December 31, 2011
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debt:
Floating rate senior secured term loan	$(503)	$(490)	$—	$—
Debtor in possession term loan	—	—	(253)	(248)
11.375% first-lien senior secured notes	—	—	(1,319)	(1,734)
Floating rate second-lien senior secured notes	—	—	(11)	(225)
10% second-lien senior secured notes	—	—	(49)	(806)
12% senior subordinated notes	—	—	—	(200)

	$(503)	$(490)	$(1,632)	$(3,213)

Other Fair Value Disclosures

See Note 6 for fair value information of assets held for sale recorded at fair value, Note 12 for fair value information of pension and other postretirement plan assets and Note 3 for fair value information associated with the application of fresh start accounting. At December 31, 2012 and 2011, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value.

9.	Other Current Liabilities

Other current liabilities as of December 31, 2012 and 2011 consist of:

	Successor	Predecessor
	2012	2011
Payroll and employee benefit costs	$71	$68
Other	52	58

	$123	$126

10.	Long-Term Debt

The balances of long-term debt as of December 31, 2012 and 2011 are as follows:

	Successor	Predecessor
	2012	2011
Floating rate senior secured term loan (LIBOR plus 6.50%)	$490	$—
Debtor in possession term loan	—	248
11.375% first-lien senior secured notes (face amount $1,770)	—	1,734
Floating rate second-lien senior secured notes (LIBOR plus 6.25%)	—	225
10% second-lien senior secured notes (face amount $806)	—	806
12% senior subordinated notes (face amount $200)	—	200
Capital lease	—	155

	490	3,368
Less: current portion of long-term debt	(5)	—
Less: debt classified as liabilities subject to compromise	—	(3,120)

	$485	$248

Exit Financing (Successor)

On December 21, 2012, NewPage and each of its material, wholly-owned U.S. subsidiaries entered into a credit and guaranty agreement for a $500 term loan facility (“Term Loan”) led by Goldman Sachs Lending Partners LLC and a credit agreement for a $350 revolving credit facility (“Revolver”) led by J.P. Morgan Securities LLC. In connection with the implementation of the Chapter 11 plan, the proceeds from the exit financing have been used for the refinancing of the previously existing DIP Credit Agreement (described below), payment of distributions pursuant to the Chapter 11 plan, as well as providing for future use by NewPage for ongoing working capital requirements and general corporate purposes of NewPage. As consideration for entering into the two exit financing facilities during 2012, we incurred fees of approximately $27, which were recorded as deferred financing costs in other assets in our consolidated balance sheet as of December 31, 2012 and will be amortized to interest expense through the maturity dates of the respective exit financing facility. Substantially all of NewPage’s material assets are pledged as collateral for the Term Loan and Revolver and both facilities are guaranteed by NewPage Investments Company LLC and each of its direct U.S. subsidiaries.

$500 Senior Secured Exit Term Loan Credit Facility due 2018

The Term Loan, with a maturity date of December 21, 2018, is with Goldman Sachs Lending Partners LLC, as syndication agent, Barclays Bank PLC, as administrative agent and collateral agent, and J.P. Morgan Securities LLC, as documentation agent. All three of these parties are joint lead arrangers and joint bookrunners.

Borrowings under the Term Loan bear interest at a rate equal to, at NewPage’s option, the base rate or the Eurodollar rate, in each case plus an applicable margin. The base rate under the Term Loan equals the greater of (i) the U.S. prime rate, (ii) the federal funds effective rate plus 0.5% or, (iii) the adjusted Eurodollar rate plus 1%. The applicable margin for base rate loans is 5.5% and the applicable margin for Eurodollar loans is 6.5%. The Eurodollar rate is subject to a floor of 1.25%.

The interest in effect for the Term Loan at December 31, 2012 is 7.75%.

Scheduled principal payments on the Term Loan are due quarterly beginning March 31, 2013. Quarterly installments due are $1.25 for each quarter ending in 2013 and $6.25 for each quarter ending in 2014 through

2018 with the final principal payment and remaining balance due on December 21, 2018. The Term Loan includes a requirement to prepay the Term Loan annually by an aggregate amount equal to 75% of the consolidated excess cash flow for the year ending December 31, 2013 and 50% of such consolidated excess cash flow for each fiscal year thereafter. The payment is due no later than 120 days after the end of the fiscal year. If the Company’s net leverage ratio as of the last day of such fiscal year is equal to or below 1.50:1.00, but greater than 1.00:1.00, then the payment amount is reduced to 25% of consolidated excess cash flow and if equal to or below 1.00:1.00 then no payment is required. Any payments so made from excess cash flow reduce the scheduled principal payments on the Term Loan.

At December 31, 2012, future minimum principal payments of debt related to the Term Loan are: $5 in 2013; $25 in each of 2014, 2015, 2016 and 2017; and $395 in 2018.

The company is able to voluntarily repay amounts against the Term Loan in whole or in part, at any time. Prepayments in 2013 are subject to a 2% premium plus interest for the balance of the year. Prepayments in 2014 and 2015 are subject to 2% and 1% premiums. The company is required to make repayments against the Term Loan anytime it has proceeds from asset sales or insurance/condemnation proceeds unless the company invests such proceeds in long-term assets for the business within one year of an asset sale. The company is also required to make repayments against the Term Loan from any proceeds from the issuance of debt or in the event that consolidated excess cash flow exists at the end of any fiscal year. Any payments made under the excess cash flow sweep reduce the scheduled principal payments on the Term Loan.

$350 Revolving Credit Agreement

The Revolver is with certain lenders and J.P. Morgan Chase Bank, N.A., as administrative agent and co-collateral agent along with Wells Fargo Bank, N.A., co-collateral agent.

The Revolver, with a maturity date of December 21, 2017, provides for an asset-based, revolving credit facility with an aggregate lender commitment of up to $350 at any time outstanding, subject to borrowing base availability, including $30 swingline sub-facility and a $200 letter of credit sub-facility.

As of December 31, 2012, we had $285 available for borrowings after reduction for $65 in letters of credit. As of December 31, 2012, there were no borrowings outstanding on the revolving credit facility.

The Revolver availability under the facility is subject to a borrowing base, which at any time is equal to: the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of 75% of eligible inventory of the company or 85% of the net orderly liquidation value of eligible inventory of the company, minus reserves established by the co-collateral agents.

Borrowings under the Revolver bear interest at a rate equal to, at NewPage’s option, the base rate or the Eurodollar rate, in each case plus an applicable margin. The base rate under the Revolver equals the greater of: (i) the U.S. prime rate, (ii) the federal funds rate plus 0.5%, or (iii) the Eurodollar rate for a one month interest period plus 1.0%. The initial applicable margin is 1.00% with respect to the base rate borrowings and 2.00% with respect to the Eurodollar borrowings. The applicable margin is subject, in each case, to monthly pricing adjustments based on the average monthly excess availability under the Revolver, with such adjustments commencing after the end of the second full fiscal quarter following the Emergence Date.

In addition to paying interest on the outstanding borrowings under the Revolver, the company is required to pay a fee in respect of committed but unutilized commitments equal to 0.375% per annum. NewPage must also pay a fee on the outstanding letters of credit under the Revolver at a rate equal to the applicable margin in respect of Eurodollar borrowings, plus a fronting fee of 0.125% per annum on the average daily amount of the outstanding letters of credit.

The company is able to voluntarily repay amounts against the Revolver in whole or in part, at any time without premium or penalty. The company is required to make repayments against the Revolver anytime it has outstanding loans under the Revolver that exceed the maximum availability then in effect. The company is also required to use net proceeds from certain significant asset sales to repay outstanding Revolver loans, but may re-borrow following such prepayments if the conditions to borrowing are met.

The Term Loan and Revolver contain customary covenants for asset-based credit agreements of this type, including, among other things: (i) requirements to deliver financial statements, other reports and notices; (ii) requirements to pay all taxes imposed, properly maintain all assets and properties and maintain appropriate insurance for the assets, properties and businesses of the company; (iii) restrictions on the existence or incurrence and repayment of indebtedness, including restrictions on incurrence of any sale and lease back transactions or incurrence of capital leases in excess of $50 in aggregate; (iv) restrictions on the existence or incurrence of liens; (v) restrictions on making certain restricted payments; (vi) restrictions on making certain investments; (vii) restrictions on certain mergers, consolidations and asset dispositions; (viii) restrictions on transactions with affiliates; (ix) restrictions on modifications to material indebtedness; and (x) requirements related to maximum net leverage ratios and a minimum fixed charge coverage ratio. Subject to customary grace periods and notice requirements, the Term Loan and Revolver also contains customary events of default.

Financings during Chapter 11 Creditor Protection Proceedings (Predecessor)

The commencement of the Chapter 11 Proceedings constituted an event of default under our pre-petition debt obligations and those debt obligations became automatically and immediately due and payable by their terms, although any action to enforce payment obligations is stayed as a result of the commencement of the Chapter 11 Proceedings. As a result, unsecured and under-secured pre-petition debt obligations, including related accrued interest, of $3,259 were included in liabilities subject to compromise in our consolidated balance sheet as of December 31, 2011. See Note 3 for more information.

In connection with the Chapter 11 Proceedings, the Company entered into the DIP Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent; JPMorgan Chase Bank, N.A. and Wells Fargo Capital Finance, LLC, as Co-Collateral Agents; Barclays Capital, as Syndication Agent; Siemens Financial Services, Inc., USB Securities LLC and Wells Fargo Capital Finance, LLC, as Co-Documentation Agents; J.P. Morgan Securities LLC, Barclays Capital and Wells Fargo Capital Finance, LLC, as Joint Bookrunners and Joint Lead Arrangers for the Revolving Facility; J.P. Morgan Securities LLC and Barclays Capital, as Joint Bookrunners and Joint Lead Arrangers for the Term Facility; and other institutions that became Lenders under the DIP Credit Agreement.

The DIP Credit Agreement provided for borrowings in an aggregate principal amount of up to $600, consisting of a $350 revolving credit facility (“DIP revolving credit facility”) and a $250 term loan (“DIP term loan”) to the Company. An interim order from the Bankruptcy Court approving the DIP Credit Agreement permitted borrowings up to $495, with the remaining $105 granted pursuant to the final order on October 5, 2011.

The $250 DIP term loan was issued for net proceeds of $248. The proceeds of the DIP Credit Agreement were used for the repayment of amounts outstanding under the existing Revolving Credit and Guaranty Agreement dated December 21, 2007, as amended, and the termination of the commitments thereunder, and to pay certain fees and expenses associated with the DIP Credit Agreement and used for working capital and general corporate purposes of the Loan Parties, including allowed administrative expenses incurred during the Chapter 11 Proceedings or as have otherwise been approved by the Bankruptcy Court. Financing costs incurred during 2011 in connection with the DIP Credit Agreement totaled $22 and were expensed as incurred in accordance with ASC 852. Subject to customary conditions, including the absence of defaults under the DIP revolving credit facility, amounts available under the DIP revolving credit facility could be borrowed, repaid and reborrowed, including in the form of letters of credit and swing line loans, until the maturity date thereof. The DIP Credit Agreement required a minimum of $35 of revolver availability at all times and unrestricted cash could not be less than $15.

Interest on the outstanding principal amount of loans under the DIP Credit Agreement was computed (i) on the basis of a 360-day year and actual number of days outstanding for LIBOR loans or (ii) on the basis of a 365-day year and actual number of days outstanding for base rate loans. Interest on the DIP term loan accrued at a rate per annum, equal to either (i) the base rate plus 5.5%, subject to a 2.5% base rate floor, or (ii) LIBOR plus 6.5%, subject to a 1.5% LIBOR floor (8.0% at December 31, 2011). Interest on the DIP revolving credit facility accrued at a rate per annum, equal to (i) the base rate plus 2.25%, or (ii) LIBOR plus 3.25%. There was no outstanding balance on the DIP revolving credit facility at December 31, 2011.

The obligations of NewPage Corporation as borrower under the DIP Credit Agreement were guaranteed by NewPage Group Inc., NewPage Holding Corporation and certain of their direct and indirect material domestic subsidiaries (whether currently existing or subsequently acquired or organized, subject to customary exceptions), including Chillicothe Paper Inc., Escanaba Paper Company, Luke Paper Company, NewPage Canadian Sales LLC, NewPage Consolidated Papers Inc., NewPage Energy Services LLC, NewPage Port Hawkesbury Holding LLC, NewPage Wisconsin System Inc., Rumford Paper Company, Upland Resources, Inc., and Wickliffe Paper Company LLC (collectively, together with NewPage Corporation, the “Loan Parties”), each as debtor and debtor in possession under the Bankruptcy Code, and secured by all or substantially all assets of each of the guarantors. Escanaba Wood Supply, Inc. was also a guarantor, but was not a debtor in possession under the Bankruptcy Code. NewPage Port Hawkesbury Corp., Consolidated Water Power Company and Rumford GIPOP Inc. were not guarantors.

Interest Expense

As a result of the stay of claims pursuant to the Chapter 11 Proceedings the company was not obligated to pay interest on pre-petition unsecured or under-secured debt. The company did continue to make interest payments on the First-Lien Notes. However, in 2012, $63 of post-petition First-Lien Notes interest expense was reversed into income as it was re-characterized as a principal reduction. This interest was previously expensed in 2011. While in Chapter 11, we did not accrue or pay interest or make debt service payments on the other unsecured or under-secured debt which has resulted in a reduction of our cash outflow related to debt service of approximately $321 in 2012 and $38 from the bankruptcy filing on September 7, 2011 through December 31, 2011.

11.	Port Hawkesbury Subsidiary

Deconsolidation

On September 6, 2011, NPPH brought a motion before the Supreme Court of Nova Scotia to commence proceedings to seek creditor protection under the CCAA. Initial orders were issued by the Supreme Court of Nova Scotia on September 9, 2011 commencing the CCAA Proceedings and approving a settlement and transition agreement transferring certain current assets to NewPage against a settlement payment of $25 and in exchange for being relieved of all liability associated with NPPH. In connection with the CCAA Proceedings, NPPH was placed under the jurisdiction of the Canadian court and the court-appointed Monitor, Ernst & Young (“Monitor”). On September 16, 2011, production ceased at NPPH.

As a result of the CCAA Proceedings and the approval of the settlement and transition agreement, we deconsolidated our NPPH subsidiary effective September 6, 2011, due to our loss of control over this entity. As a result of the deconsolidation, we adopted the cost method of accounting for our investment in NPPH. Upon adoption of the cost method, we evaluated our investment in NPPH for impairment and determined that our entire investment had experienced an other-than-temporary decline in value and was fully impaired. As a result of the de-recognition of the assets and liabilities, combined with the settlement payment and fair value of the remaining equity interest, the deconsolidation of the NPPH subsidiary resulted in an $18 gain recorded in Reorganization items, net.

On September 25, 2012, the NPPH plan of compromise and arrangement (“NPPH Plan”) was sanctioned by the Canadian court. Pursuant to the NPPH Plan, NPPH was sold on September 28, 2012 and the Monitor delivered C$31 to the Bank of New York Mellon, as “Collateral Trustee” under the collateral trust agreement dated May 2, 2005, which was held in trust for and later distributed directly to the First Lien Noteholders on the Effective Date of the company’s Chapter 11 plan.

BioMass Project

In November 2010, NPPH, our former indirect wholly-owned subsidiary of NewPage, completed the sale of certain assets, including a boiler and land at the NPPH, Nova Scotia mill, to Nova Scotia Power Inc. (“NSPI”) for a cash sales price of US$79. The assets and proceeds of this sale were to remain on our books until the completion of the construction phase (proceeds were shown as a long-term liability). In addition, NSPI and NPPH entered into a construction agreement for NPPH to construct for NSPI a biomass cogeneration utility plant for the generation of electricity by December 31, 2012 for approximately C$93. All costs of construction up to C$93 were to be paid or reimbursed by NSPI. As part of the construction agreement, NPPH was subject to damages for failure to complete certain milestones on time, subject to limitations as provided in the agreement. In addition, NewPage had issued a performance guarantee to NSPI, subject to a limitation of C$29, in the event that NPPH defaulted on the agreement. Also as part of the construction agreement, NewPage had issued a letter of credit of US$10 to NSPI in November 2010 and an additional letter of credit of US$5 in January 2011 in accordance with the terms of the construction agreement. All construction costs incurred, both directly and indirectly, became other assets and all reimbursements and direct payments by NSPI became long-term liabilities, pending completion of the construction. Upon completion of the construction phase, all the previously described assets and liabilities were to be de-recognized from the balance sheet and recognized as (gain) loss on sale of assets in the statement of operations. The assets and liabilities associated with this project were included in the deconsolidation of NPPH described above. Subsequent to commencement of the CCAA Proceedings, NPPH assigned certain rights under the construction agreement to NSPI and NSPI had continued construction of the biomass project.

NSPI and NPPH also had entered into a management, operations and maintenance agreement related to NPPH operating the utility assets for and under the control of NSPI for an initial period of 25 years plus the period prior to completion of the turbine, with three automatic five-year renewal terms, unless notice of termination was given. Upon consummation, the operator under this agreement was to receive payment from NSPI based upon the amount of energy produced and NPPH was to receive a portion of the steam generated from the utility plant for its needs. NPPH was subject to liquidated damages in the event that a minimum level of output is not achieved. In addition, NewPage had issued a performance guarantee to NSPI, subject to a limitation of C$15, for the event that NPPH defaulted on the agreement. Services under this contract would not have begun until completion of the construction contract. In addition, this contract was subject to evaluation and disposition by the Monitor (as part of the CCAA Proceedings) with the buyers of NPPH and with NSPI.

12.	Retirement and Other Postretirement Benefits

We provide retirement benefits for certain employees. In the U.S., pension benefits are provided through employer-funded qualified and non-qualified (unfunded) defined benefit plans and are a function of either years worked multiplied by a flat monetary benefit, or years worked multiplied by the highest five year’s average earnings out of the last ten years of an employee’s pension-eligible service. Effective January 1, 2009, the existing defined benefit plan was frozen for U.S. salaried employees and was replaced with a cash balance plan. Effective December 31, 2010, benefit accruals to the cash balance pension plan were also frozen. Accrued benefits will continue to earn annual interest credits, but participants will no longer earn cash balance benefit credits. Effective September 1, 2011, we terminated a non-qualified defined benefit pension plan in the United States. As a result of this termination and the Chapter 11 filing, accumulated benefits totaling $13 associated with this plan were frozen and reclassified to liabilities subject to compromise in our December 31, 2011 consolidated balance sheet and we reclassified $2 of unrealized actuarial losses from accumulated other comprehensive income (loss) to reorganization items, net, in our consolidated statement of operations for the year ended December 31, 2011.

During 2011, workers at our Central Wisconsin, Escanaba and Rumford mills ratified collective bargaining agreements with various unions, resulting in an adjustment to increase the benefit liability in the U.S. pension plans by $36 with an offset to accumulated other comprehensive income (loss) and an adjustment to reduce the benefit liability in the U.S. other postretirement benefit plans by $19 with an offset to accumulated other comprehensive income (loss), from a change in participant eligibility requirements.

As a result of the Chapter 11 filing, our underfunded pension and other postretirement benefit obligations for our U.S. plans were reclassified from other long-term obligations to liabilities subject to compromise in our consolidated balance sheets as of December 31, 2011 (See Note 3 for more information). Also, during the Chapter 11 proceedings, all of the Company’s unions entered into a comprehensive bargaining agreement freezing the union pension plan to new entrants as of December 31, 2012, emphasizing the defined contribution plan for the delivery of retirement benefits. Under the terms of the agreement, all negotiated future pension multiplier increases will be honored. After the last increase goes into effect for each union, covered employees will then receive additional employer contributions to their accounts within the company’s defined contribution plan. Long-service employees over a certain age will be given the option of staying in the current pension plan arrangement or moving to the new defined contribution approach.

In Canada, prior to the deconsolidation of our Canadian subsidiary described in Note 11, pension benefits were provided through employer- and employee-funded defined benefit plans and benefits were a function of years worked and average final earnings during an employee’s pension-eligible service. Certain of the pension benefits were provided in accordance with collective bargaining agreements. Where pre-funding was required, independent actuaries determined the employer contributions necessary to meet the future obligations of the plans and such plan assets were held in trust for the plans. In September 2010, benefits under the salaried Canadian pension plan were frozen, resulting in an adjustment to increase the benefit liability by $6 in the third quarter of 2010 with an offset to accumulated other comprehensive income (loss). This adjustment was the net result of the reduction in benefits from the plan amendment, more than offset by changes in actuarial assumptions as of the September 2010 remeasurement date. During the second quarter of 2011, benefits under our Canadian supplemental pension plan were fully funded with a cash contribution of $12, which resulted in a net pension asset of $4 as of December 31, 2011.

We also provide other retirement and post-employment benefits for certain employees, which may include healthcare benefits for certain retirees prior to their reaching age 65, healthcare benefits for certain retirees on and after their reaching age 65, long-term disability benefits, continued group life insurance and extended health and dental benefits. These benefits are provided through various employer- and/or employee-funded postretirement benefit plans. We generally fund the employer portion of these other postretirement benefits on a pay-as-you-go basis. For certain U.S. postretirement healthcare plans, employer contributions toward the annual healthcare premium equivalent for retirees are limited to a specific monetary value or percentage. In these cases, the remainder of the premium equivalent is the responsibility of the retiree. Certain of the other postretirement benefits are provided in accordance with collective bargaining agreements.

We also sponsor defined contribution plans for certain U.S. employees. Employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion. We may also contribute to the employee’s account depending upon the requirements of the plan. For certain employees, these employer contributions may be in the form of a specified percentage of each employee’s total compensation or in the form of discretionary profit-sharing that may vary depending on the achievement of certain company objectives. For the period from June 1, 2009 through December 31, 2010, we temporarily suspended the employer matching contribution for our salaried employees participating in the 401(k) plan as part of our cost reduction initiatives. Certain of the U.S. defined contribution benefits are provided in accordance with collective bargaining agreements. During the years ended December 31, 2012, 2011 and 2010, we incurred expenses of $19, $16 and $8 for employer contributions to these defined contribution plans.

The following tables set forth the changes in the benefit obligation relating to defined benefit pension and other postretirement benefits and fair value of plan assets during the year and also the funded status of our defined benefit pension and other postretirement benefit plans showing the amounts recognized in our consolidated balance sheets as of December 31, 2012 and 2011. The U.S. defined benefit pension obligations include unfunded liabilities of $13 as of December 31, 2011, associated with a non-qualified defined benefit pension plan in the United States which was eliminated as part of our application of fresh start accounting. The tables below also reflect the effects on the Canadian pension and other postretirement benefit plans resulting from the deconsolidation of our Canadian subsidiary (see Note 11).

	Predecessor
	Pension Plans
	U.S. Plans		Canadian Plans
	2012	2011	2011
Benefit obligation at beginning of period	$1,320	$1,224	$382
Service cost	17	15	3
Interest cost	65	65	14
Plan participant contributions	—	—	2
Benefits paid	(60)	(70)	(18)
Plan amendments	3	36	—
Foreign currency exchange rate changes	—	—	8
Actuarial (gains) losses	163	50	(5)
Application of fresh start accounting	(13)	—	—
Deconsolidation of Canadian subsidiary	—	—	(386)

Benefit obligation at end of period (2012: Successor; 2011: Predecessor)	1,495	1,320	—
Fair value of plan assets at beginning of period	943	954	308
Actual return on plan assets	119	48	2
Plan participant contributions	—	—	2
Employer contributions	27	11	21
Benefits paid	(60)	(70)	(18)
Foreign currency exchange rate changes	—	—	6
Deconsolidation of Canadian subsidiary	—	—	(321)

Fair value of plan assets at end of period (2012: Successor; 2011: Predecessor)	1,029	943	—

Funded status at end of period (2012: Successor; 2011: Predecessor)	$(466)	$(377)	$—

Included in the balance sheet (2012: Successor; 2011: Predecessor):
Other long-term obligations	$(466)	$—	$—
Liabilities subject to compromise	—	(377)	—

Total liability	$(466)	$(377)	$—

Weighted-average assumptions:
Discount rate	4.2%	5.0%	5.4%

	Predecessor
	Other Postretirement Plans
	U.S. Plans		Canadian Plans
	2012	2011	2011
Benefit obligation at beginning of period	$94	$119	$16
Service cost	2	2	—
Interest cost	4	5	1
Benefits paid	(12)	(19)	(2)
Plan amendments	(8)	(19)	—
Actuarial (gains) losses	(6)	6	1
Deconsolidation of Canadian subsidiary	—	—	(16)

Benefit obligation at end of period (2012: Successor; 2011: Predecessor)	74	94	—
Fair value of plan assets at beginning of period	—	—	—
Employer contributions	12	19	2
Benefits paid	(12)	(19)	(2)

Fair value of plan assets at end of period (2012: Successor; 2011: Predecessor)	—	—	—

Funded status at end of period (2012: Successor; 2011: Predecessor)	$(74)	$(94)	$—

Included in the balance sheet (2012: Successor; 2011: Predecessor):
Other long-term obligations	$(74)	$—	$—
Liabilities subject to compromise	—	(94)	—

Total net asset (liability)	$(74)	$(94)	$—

Weighted-average assumptions—
Discount rate	3.4%	4.4%	N/A

The assumed discount rates used in determining the benefit obligations were determined by reference to the yield of a settlement portfolio from a universe of high quality bonds across the full maturity spectrum generally rated at Aa maturing in conjunction with the expected timing and amount of future benefit payments.

As a result of our application of fresh start accounting, there are no amounts in accumulated other comprehensive income (loss) before tax as of December 31, 2012. The amounts in accumulated other comprehensive income (loss) before tax that had not been recognized as components of net periodic defined benefit pension and other postretirement benefit cost as of December 31, 2011 are as follows:

	Predecessor
	2011
	Pension Plans	Other Post- retirement Plans	Total
Unrecognized net actuarial gains (losses)	$(311)	$(12)	$(323)
Net prior service (cost) credit	(42)	88	46

Total accumulated other comprehensive income (loss)	$(353)	$76	$(277)

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Predecessor
	2012
	Pension Plans	Other Post- retirement Plans
	U.S.	U.S.	Total
Net actuarial gains (losses)	$(115)	$6	$(109)
Amortization of net actuarial gains (losses)	18	—	18
Net prior service (cost) credit	(3)	8	5
Amortization of net prior service credit	4	(15)	(11)
Net prior service (cost) credit due to curtailment	24	—	24
Application of fresh start accounting	425	(75)	350

Total recognized in other comprehensive income (loss)	$353	$(76)	$277

	Predecessor
	2011
	Pension Plans		Other Post-retirement Plans
	U.S.	Canada	U.S.	Canada	Total
Net actuarial gains (losses)	$(72)	$(7)	$(5)	$(1)	$(85)
Amortization of net actuarial gains (losses)	10	2	—	—	12
Net prior service (cost) credit	(35)	—	19	—	(16)
Amortization of net prior service credit	3	1	(13)	—	(9)
Foreign currency exchange rate changes	—	(2)	—	—	(2)
Deconsolidation of Canadian subsidiary	—	82	—	(8)	74

Total recognized in other comprehensive income (loss)	$(94)	$76	$1	$(9)	$(26)

	Predecessor
	2010
	Pension Plans		Other Post-retirement Plans
	U.S.	Canada	U.S.	Canada	Total
Net actuarial gains (losses)	$(22)	$(23)	$7	$1	$(37)
Amortization of net actuarial gains (losses)	12	2	—	—	14
Net prior service (cost) credit	—	(1)	—	1	—
Amortization of net prior service credit	1	—	(12)	—	(11)
Foreign currency exchange rate changes	—	(3)	—	(1)	(4)

Total recognized in other comprehensive income (loss)	$(9)	$(25)	$(5)	$1	$(38)

Since accumulated other comprehensive loss was eliminated as of December 31, 2012, as a result of the application of fresh start accounting, there will be no amounts amortized into net periodic benefit cost for the defined benefit pension plans and other postretirement benefit plans.

Total accumulated benefit obligation (“ABO”) as of December 31, 2012 (Successor) and 2011 (Predecessor) was $1,495 and $1,320 for all U.S. defined benefit pension plans.

The following shows the ABO, the projected benefit obligation (“PBO”) and the fair value of plan assets as of December 31, 2012 and 2011 for defined benefit pension plans where the ABO and PBO exceed the fair value of plan assets:

	Successor	Predecessor
	2012	2011
ABO	$1,495	$1,320
PBO	1,495	1,320
Fair value of assets	1,029	943

Plan Assets

The Investment Policy Committee (“IPC”), in consultation with our actuarial consultants, investment managers and investment consultant, has developed a diversified investment management program for the pension trusts that efficiently maximizes return and minimizes risk over the longer term, based on risk return and correlation assumptions established by the investment consultant. Funds are allocated among the trusts’ investment managers within asset allocation target ranges. The IPC believes that a strategic long-term asset allocation plan implemented in a consistent and disciplined manner will be the major determinate of investment performance. We believe the trusts have adequate liquidity to meet current and short-term obligations. Additionally, the strategy attempts to match long-term obligations with a long-duration bond strategy within the fixed income allocation. The IPC reviews the investment policy statements at least once per year. In addition, the portfolios are reviewed at least quarterly to determine their deviation from target weightings and are rebalanced as necessary.

The long-term strategic allocation target ranges for investments of the pension plans are as follows:

Cash and cash equivalents	0% to 5%
Equity securities	30% to 85%
Debt securities	20% to 40%
Real estate	0% to 10%
Other, including alternative investments	0% to 20%

The expected role of equity investments is to invest in well-diversified portfolios of domestic and international securities. The expected role of debt investments is to invest in well-diversified portfolios of debt instruments such that the average weighted duration does not exceed the duration of the Barclays Capital Aggregate Bond Index by more than approximately two years.

The expected long-term rates of return on plan assets were derived based on the capital market assumptions for each designated asset class under the respective trust’s investment policy. The capital market assumptions reflect a combination of historical performance analysis and the forward-looking return expectations of the financial markets.

The returns on these assets have generally matched the broader market. We are monitoring the effects of the market declines on our minimum pension funding requirements and pension expense for future periods.

The fair values of plan assets at December 31, 2012, by asset classification are as follows:

	Successor
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies (“RICs”)(1):
Global equity	$52	$52	$—	$—
Emerging markets equity	42	42	—	—

	94	94	—	—

Corporate debt(2):
Aaa to A-	28	—	28	—
Baa+ to Ba-	25	—	25	—

	53	—	53	—

Common/collective trusts(1):
Short term	2	—	2	—
U.S. equity	346	—	346	—
Global equity	50	—	50	—
International equity ex-U.S.	109	—	109	—
Long bond	127	—	127	—
Treasuries	50	—	50	—

	684	—	684	—

Government securities – other(3):
Aaa to A-	14	—	14	—
Baa+ to Baa-	3	—	3	—

	17	—	17	—

Other types of investments:
Government securities – U.S.(3)	53	—	53	—
Hedge funds multi-strategy(4)	68	—	—	68
Common stock – real estate(5)	42	42	—	—
Partnership/joint venture interests(6)	17	—	—	17
Cash and cash equivalents	1	1	—	—

	181	43	53	85

Total	$1,029	$137	$807	$85

The fair values of plan assets at December 31, 2011, by asset classification are as follows:

	Predecessor
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies (“RICs”)(1):
Global equity	$45	$45	$—	$—
Emerging markets equity	—	—	—	—

	45	45	—	—

Corporate debt(2):
Aaa to A-	31	—	31	—
Baa+ to Ba-	24	—	24	—

	55	—	55	—

Common/collective trusts(1):
Short term	1	—	1	—
U.S. equity	341	—	341	—
Global equity	48	—	48	—
International equity ex-U.S.	101	—	101	—
Long bond	122	—	122	—
Treasuries	47	—	47	—

	660	—	660	—

Government securities – other(3):
Aaa to A-	13	—	13	—
Baa+ to Baa-	3	—	3	—

	16	—	16	—

Other types of investments:
Government securities – U.S.(3)	49	—	49	—
Hedge funds multi-strategy(4)	62	—	—	62
Common stock – real estate(5)	41	41	—	—
Partnership/joint venture interests(6)	15	—	—	15
Cash and cash equivalents	—	—	—	—

	167	41	49	77

Total	$943	$86	$780	$77

(1)	Common/collective trusts and registered investment companies are valued using a Net Asset Value (“NAV”) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded.
(2)	Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.
(3)

Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
(4)	Hedge funds are private investment vehicles valued using a NAV provided by the manager of each fund. A variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value the investments.
(5)	Common stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
(6)	Partnership/joint ventures are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments.

The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for Level 3 assets for the U.S. pension plans as of December 31, 2012.

	Total	Common/ collective trusts and RICs	Partnership/ joint venture interests	Hedge funds	Government securities
Balance at December 31, 2011 (Predecessor)	$77	$—	$15	$62	$—
Realized gains (losses)	2	—	2	—	—
Unrealized gains (losses)	6	—	—	6	—
Purchases (sales)	—	—	—	—	—
Transfers in (out) of Level 3	—	—	—	—	—

Balance at December 31, 2012 (Successor)	$85	$—	$17	$68	$—

The following is additional information regarding Level 3 investments, held at December 31, 2012 that calculate net asset value per share (or its equivalent):

	Successor
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge fund(a)	$29	$—	Quarterly	30 days
Debt securities hedge fund(b)	39	—	Semi-annually	90 days
Private equity(c)	17	10	N/A	N/A

	$85	$10

The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for Level 3 assets for the U.S. pension plans as of December 31, 2011:

	Predecessor
	Total	Common/ collective trusts and RICs	Partnership/joint venture interests	Hedge funds	Government securities
Balance at December 31, 2010	$75	$1	$13	$60	$1
Realized gains (losses)	—	—	—	—	—
Unrealized gains (losses)	3	—	1	2	—
Purchases (sales)	—	(1)	1	—	—
Transfers in (out) of Level 3	(1)	—	—	—	(1)

Balance at December 31, 2011	$77	$—	$15	$62	$—

The following is additional information regarding Level 3 investments, held at December 31, 2011 that calculate net asset value per share (or its equivalent):

	Predecessor
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Multi-strategy hedge fund(a)	$27	$—	Quarterly	30 days
Debt securities hedge fund(b)	35	—	Semi-annually	90 days
Private equity(c)	15	13	N/A	N/A

	$77	$13

(a)	Invests in equities, equity-related instruments, fixed income and other debt-related instruments, real estate and other tangible assets, cash and cash equivalents, options, futures, swaps and other derivatives. The fund utilizes leverage in its investment program and includes both long and short positions. The fund’s investment objective is to generate consistent, absolute returns with low volatility.
(b)	The fund’s objective is to achieve superior risk-adjusted total returns by investing primarily in public and private non-investment grade and nonrated debt securities. Securities and other instruments acquired by the Fund may include all types of debt obligations consisting primarily of public and private non-investment grade and nonrated debt, convertible bonds, preferred stock, bank debt, middle market loans and notes, trade claims, liquidating trusts, assignments, options swaps and any other securities with fixed-income characteristics, including, without limitation, debentures, notes deferred interest, pay-in-kind or zero coupon bonds, mortgages and mortgage-backed securities, collateralized mortgage obligations, other real-estate related instruments. The fund may also acquire common or preferred stock, warrants to purchase common or preferred stock, and any other equity interests.
(c)	This category consists of several private equity funds some of which invest in other limited partnerships which make equity-oriented investments in young, growing or emerging companies or entities. Additionally, the funds can invest in limited partnerships or other pooled investment vehicles which, in turn, make investments in management buy-in, management buy-out, leveraged buy-out, mezzanine, special situation and recapitalization transactions or other partnerships either directly or purchased in the secondary market, as well as investments in mezzanine, distressed and venture debt. These funds invest in a wide range of industries primarily in the United States. These investments cannot be redeemed. Instead, distributions are received when the underlying assets of the funds are liquidated.

A summary of the components of net periodic costs for the years ended December 31, 2012, 2011 and 2010, is as follows:

Pension Plans	Predecessor
	U.S. Plans			Canadian Plans
	2012	2011	2010	2011	2010
Service cost	$17	$15	$24	$3	$3
Interest cost	65	65	64	14	20
Amortization of net loss	18	10	12	2	2
Amortization of net prior service cost (credit)	4	3	—	1	—
Curtailment	24	—	—	—	—
Expected return on plan assets	(71)	(71)	(65)	(15)	(19)

Net periodic cost (income)	$57	$22	$35	$5	$6

Weighted-average assumptions:
Discount rate	5.0%	5.4%	5.8%	5.4%	6.1%
Long-term expected rate of return on plan assets	7.5%	7.5%	7.5%	7.0%	7.0%
Rate of compensation increase for compensation-based plans	N/A	N/A	4.0%	3.0%	3.0%

Other Postretirement Plans	Predecessor
	U.S. Plans			Canadian Plans
	2012	2011	2010	2011	2010
Service cost	$2	$2	$2	$—	$1
Interest cost	4	5	6	1	1
Amortization of net prior service cost (credit)	(15)	(13)	(12)	—	—

Net periodic cost	$(9)	$(6)	$(4)	$1	$2

Weighted-average assumptions:
Discount rate	4.4%	4.5%	5.0%	4.8%	5.2%
Weighted-average healthcare cost trend rate	8.0%	8.5%	9.0%	N/A	8.0%

The annual rate of increase in healthcare costs in the U.S. is assumed to decline ratably each year until reaching 5.0% in 2017.

A one-percentage-point change in assumed retiree healthcare costs trend rates would have the following effects at December 31, 2012 (Successor):

	Increase	Decrease
Effect on total service and interest cost components	$—	$—
Effect on accumulated postretirement benefit obligation	1	(1)

Estimated future benefit payments for the plans for each of the next five years and for the five years thereafter are expected to be paid as follows (Successor):

	Pension Plans	Other Postretirement Plans
2013	$70	$14
2014	74	12
2015	77	10
2016	79	8
2017	83	7
2018 through 2022	456	19

Expected employer contributions to be paid during the next year are as follows (Successor):

	Pension Plans	Other Postretirement Plans
Expected payments during 2013	$41	$14

13. Income Taxes

The principal current and noncurrent deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows.

	Successor	Predecessor
	2012	2011
Deferred tax assets:
Net operating loss carryforwards	$261	$1,066
Compensation-related costs	259	300
Intangible assets	(4)	49
Tax credits	106	159
Interest	—	16
Other accruals and reserves	1	23

Total deferred tax assets	623	1,613
Valuation allowance	(300)	(971)

Net deferred tax assets	323	642
Deferred tax liabilities:
Property, plant and equipment	(331)	(636)
Inventory	8	(4)
Other	(1)	(2)

Total deferred tax liabilities	(324)	(642)

Net deferred tax liability	$(1)	$—

We have not recognized certain tax benefits because of the uncertainty of realizing the entire value of the tax position taken on our income tax returns upon review by the taxing authorities. These uncertain tax benefits will be included as an adjustment to income tax expense upon the expiration of the statutes of limitations or upon resolution with the taxing authorities. We expect the amount of unrecognized tax benefits to decrease by $54 within the next 12 months due to the expected settlement of tax examinations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2009 (Predecessor)	$109
Reversals—expiration of statutes of limitations	(9)

Balance at December 31, 2010 (Predecessor)	100
Reversals—expiration of statutes of limitations	(8)

Balance at December 31, 2011 (Predecessor)	92
Reversals—expiration of statutes of limitations	(31)
Attribute reduction related to bankruptcy	(3)

Balance at December 31, 2012 (Successor)	$58

The balance of unrecognized tax benefits including interest and penalties was $58 and $103 at December 31, 2012 and 2011.

The United States and foreign components of income (loss) before income taxes consists of the following:

	Predecessor
	Year Ended December 31,
	2012	2011	2010
U.S.	$1,149	$(475)	$(610)
Foreign	90	(22)	(45)

Income (loss) before income taxes	$1,239	$(497)	$(655)

The significant components of the income tax provision (benefit) are as follows:

	Predecessor
	Year Ended December 31,
	2012	2011	2010
Deferred income tax expense (benefit):
U.S. federal	$588	$(229)	$(252)
State and local	64	(37)	(34)
Foreign	—	341	2

Total deferred income tax expense (benefit)	652	75	(284)
Valuation allowance	(671)	(74)	285

Income tax (benefit)	$(19)	$1	$1

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to income (loss) before income taxes and taxes computed at the U.S. federal statutory rate:

	Predecessor
	Year Ended December 31,
	2012	2011	2010
Income tax expense/(benefit) computed at the U.S. federal statutory rate of 35%	$434	$(174)	$(230)
State and local income taxes, net of federal benefit	64	(38)	(34)
Permanent differences	(462)	37	1
Tax credits	—	(95)	(1)
Valuation allowance	(671)	271	265
Chapter 11 plan	616	—	—

Income tax (benefit)	$(19)	$1	$1

Effective tax rate	1.5%	(0.2%)	(0.2%)

Permanent differences represent bankruptcy reorganization costs of $(462).

We file income tax returns in the United States for federal and various state jurisdictions. As of December 31, 2012, periods beginning in 2009 are still open for examination by various taxing authorities; however, taxing authorities have the ability to adjust net operating loss carryforwards from years prior to 2009.

The federal net operating loss carryforward at December 31, 2012 was $766 and expires between 2021 and 2032. The emergence from Chapter 11 is considered a change of control for purposes of Section 382 of the Internal Revenue Code. As a result, the company has limitations on the amount of net operating losses it is able to utilize on an annual basis. We have recorded a valuation allowance against our net deferred income tax benefits as it is unlikely that we will realize those benefits. For purposes of allocating the income tax benefit to income (loss) before taxes, amounts of other comprehensive income result in income tax expense recorded in other comprehensive income and the offsetting amount as an allocation to tax benefit from operations. For each of the years ended December 31, 2012, 2011 and 2010, we have allocated zero tax expense to other comprehensive income (loss). The tax credit carryforwards, which relate primarily to federal energy credits, begin to expire in fiscal 2016.

In 2012, adjustments have been recorded totaling $49 increasing the deferred tax liability for property, plant and equipment and decreasing the valuation allowance to correctly reflect the tax values of equipment associated with the December 2007 acquisition of Stora Enso North America.

The tax benefit for 2012 reflects $(17) tax benefit related to a reversal of a tax reserve associated with the December 2007 acquisition of Stora Enso North America.

Income tax-related interest expense and statutory penalties imposed by taxing authorities are recognized as income tax expense (benefit). The total amount of tax related interest and penalties in the consolidated balance sheets was zero and $10 at December 31, 2012 and 2011. The amount of expense (benefit) for interest and penalties included in the consolidated statements of operations was $(10), $1 and $1 for the years ended December 31, 2012, 2011 and 2010.

A reconciliation of the valuation allowance on deferred tax assets is as follows:

Balance at December 31, 2009 (Predecessor)	$760
Current year activity	285

Balance at December 31, 2010 (Predecessor)	1,045
Current year activity	(74)

Balance at December 31, 2011 (Predecessor)	971
Current year activity	(671)

Balance at December 31, 2012 (Successor)	$300

14. Commitments and Contingencies

Contingencies

We are involved in various litigation and administrative proceedings that arise in the ordinary course of business. Subject to certain limited exceptions, all litigation and administrative proceedings against NewPage that arose out of pre-petition conduct or acts were subject to the automatic stay provisions of Chapter 11. Recoveries by the plaintiffs in these pre-petition matters were treated consistently with the other general unsecured claims in the Chapter 11 Proceedings, unless individually included in stipulations approved by the Bankruptcy Court or retained by a third-party under a settlement agreement with NewPage also approved by the Bankruptcy Court. Although the outcome of matters that were not discharged by the Bankruptcy Court or arose after the date the Chapter 11 Proceedings were commenced cannot be predicted with certainty, we believe the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of the combined, will not have a material adverse effect on our financial condition, results of operation or liquidity.

For information regarding the Chapter 11 Proceedings from which we emerged on December 21, 2012, see Note 2.

Commitments

We are party to fiber supply agreements that entitle us to purchase minimum volumes of wood at market prices for periods through 2019, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include a limitation of damages under which our maximum potential damages for default are based on a price per ton of wood not delivered, and excuse performance if the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The aggregate maximum amount of potential damages declines from approximately $21 per year in 2013 and totals an aggregate of $53 for all periods. These contracts are assignable by either party with mutual consent.

We have provided letters of credit to various environmental agencies as a means of providing financial assurance with regard to environmental liabilities. We also provided letters of credit or other financial assurance obligations to fulfill supplier financial assurance requirements. As of December 31, 2012, we had $65 in outstanding letters of credit. Payment would only be required under these letters of credit if we defaulted on commitments made under these arrangements.

We are a party to a service agreement whereby we purchase information technology services through December 31, 2017, necessary to support our operations, at specified monthly base prices. The base price for services under this agreement is approximately $11 annually and can be terminated with early termination payments that decline over time.

15. Equity

Successor Company

NewPage Holdings is authorized under its certificate of incorporation, which was amended and restated on the Emergence Date, to issue up to 16,100,000 shares of capital stock, consisting of: (i) 16,000,000 shares of common stock, par value $0.001 per share, and (ii) 100,000 shares of preferred stock, par value $0.001 per share. There is no established public trading market for NewPage Holdings’ common or preferred stock and we have never paid or declared a cash dividend on the common stock.

Preferred Stock

As of December 31, 2012, no preferred shares were issued and outstanding.

Common Stock

On the Emergence Date and pursuant to the Chapter 11 plan, we issued an aggregate of 7,080,000 shares of common stock and reserved 786,667 shares of common stock for future issuance under the NewPage Holdings 2012 Long-Term Incentive Plan.

Stock-based Compensation

Upon emergence from the Chapter 11 Proceedings, NewPage Holdings had 786,667 shares of common stock reserved for future issuance under the NewPage Holdings 2012 Long-Term Incentive Plan. Grants under the incentive plan could include stock options, stock appreciation rights, restricted stock awards, restricted stock units and other equity-based awards. On the Emergence Date, awards were granted to certain employees in the form of 315,614 stock options and 55,696 restricted stock units. These awards meet liability classification requirements and will be re-measured at fair value as of each balance sheet date with the cumulative effect of changes in fair value recognized in the period of change as an adjustment to compensation cost. The stock options and restricted stock units have a term of 7 years from the grant date and vest over a four-year period from the grant date (25% on each anniversary of the grant date through December 21, 2016).

The following table summarizes stock option activity in the plan:

	Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2011 (Predecessor)	—	$—
Granted	315,614	129.68
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2012 (Successor)	315,614	129.68

Exercisable at December 31, 2012 (Successor)	—	—

The stock options granted on the Emergence Date and outstanding as of December 31, 2012 have a weighted average grant date fair value of $15. For purposes of determining compensation expense, the grant date fair value per share of the stock options under the plan was estimated using the Black-Scholes option pricing model which requires the use of various assumptions including the expected life of the option, expected dividend rate, expected volatility and risk-free rate. Key assumptions used for determining the fair value of the stock options granted in 2012 were as follows: expected life – 4.75 years; expected dividend rate – 0.00%; expected volatility – 55%; and risk-free rate – 0.75%. The 4.75-year expected life (estimated period of time outstanding) of stock options granted on the Emergence Date was estimated using the “simplified method” which utilizes the midpoint between the vesting dates and the end of the contractual term. This method is utilized for the stock options granted in 2012 due to the lack of historical exercise behavior of the company’s employees. For all stock options granted during 2012, no dividends are expected to be paid over the term of the stock options. The expected volatility rate for all stock options granted during 2012 is based on the historical volatilities of appropriate peer companies. The risk-free interest rate is specific to the date of the grant using the yield on the 5-year U.S. Treasury bonds.

Our Convenience Date for emergence from Chapter 11 proceedings is December 31, 2012 resulting in no compensation cost recognized in 2012 related to the stock options awarded in 2012. The weighted average remaining contractual term of the outstanding stock options is 7 years. As of December 31, 2012, unrecognized compensation cost for outstanding stock options is $15 which is expected to be recognized over a weighted average of 4 years.

The following table summarizes restricted stock units activity in the plan:

	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2011 (Predecessor)	—	$—
Granted	55,696	108.72
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2012 (Successor)	55,696	108.72

The grant date fair value per share of the restricted stock units granted on the Emergence Date is equal to the fair value per share of the company’s common stock calculated in conjunction with fresh start accounting. The restricted stock units granted on the Emergence Date and outstanding as of December 31, 2012 have a weighted average grant date fair value of $6. Our Convenience Date for emergence from Chapter 11 proceedings is December 31, 2012 resulting in no compensation cost recognized in 2012 related to the restricted stock units awarded upon emergence. As of December 31, 2012, unrecognized compensation cost for non-vested restricted stock units is $6 which is expected to be recognized over a weighted average of 4 years.

Predecessor Company

NewPage had 100 shares of common stock, par value $0.01, issued and outstanding as of December 31, 2011. As of the Emergence Date and pursuant to the Chapter 11 plan, each share of the Predecessor Company’s common stock outstanding immediately before the Emergence Date was cancelled.

NewPage Group, the former indirect parent of the Predecessor Company

NewPage Group had 400,000,000 shares authorized, consisting of 300,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. There was no established public trading market for the common or preferred stock of NewPage Group and the entity has never paid or declared a cash dividend on the common stock.

Prior Stock-based Compensation of NewPage Group

In 2007, the board of directors of NewPage Group adopted the NewPage Group Equity Incentive Plan and authorized 9.9 million shares for issuance under the plan. Stock options were the only form of compensation outstanding under the incentive plan as of December 31, 2011. Half of the options were to vest in three equal annual installments, while the other 50% of the options were to vest in three equal annual installments based on meeting performance targets at the sole discretion of the compensation committee. The performance targets were determined annually, therefore the performance-based options were not considered granted until the performance criteria was approved by the compensation committee. The performance criteria for the 2010 and 2011 tranches of the performance-based options were not met in those years and any previously recognized expense associated with these grants was reversed when it became improbable that performance targets would be met for the year. Performance criteria were not set for 2012 due to the Chapter 11 Proceedings.

In February 2010, the compensation committee amended the outstanding stock option awards of employees and directors to change the exercise price to $2.00 per share and vest the unearned performance-based options for 2008 and 2009. Included in the amount of equity award expense for the year ended December 31, 2010 is $8 to reflect the effects of the modification and the vesting of the prior-year unearned performance-based options. Also included in the amount of equity award expense for the year ended December 31, 2010 is $5 of remaining unamortized grant-date fair value relating to the accelerated vesting of stock options previously awarded to certain former executive officers. In accordance with their stock option agreements, upon their separation all of their outstanding stock options became vested. None of these options were exercised by the executive officers.

Included in selling, general and administrative expenses for the year ended December 31, 2012, is equity award expense of $1 representing normal 2012 expense as well as accelerated expense resulting from the cancelation of the unvested stock options outstanding as of the Emergence Date. Included in selling, general and administrative expenses for the year ended December 31, 2011, is equity award expense of $1 and an adjustment to equity award expense of $(2) associated with the forfeiture of unvested stock options during the second quarter of 2011. Included in selling, general and administrative expenses for the year ended December 31, 2010, is equity award expense of $21.

The following table summarizes activity in the NewPage Group plan:

Shares of NewPage Group issuable under stock options, in thousands	Options	Weighted- average exercise price
Outstanding at December 31, 2011	2,708	$1.94
Granted	—	—
Forfeited, expired or cancelled	(2,708)	1.94

Outstanding at December 31, 2012	—	—

We utilized a Black-Scholes pricing model to determine the fair value of options granted under the NewPage Group plan in 2011 and 2010. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of other variables.

Assumptions used to determine the fair value of NewPage Group option grants are as follows:

	Year Ended December 31,
	2011	2010
Weighted-average fair value of options granted	$0.38	$2.81
Weighted-average assumptions used for grants:
Expected volatility	90%	90%
Risk-free interest rate	2.3%	1.8%
Expected life of option (in years)	5	4

16. Accumulated Other Comprehensive Income (Loss)

In connection with the application of fresh start accounting, accumulated other comprehensive income (loss) was eliminated (see Note 3 for more information). Accumulated other comprehensive income (loss) in 2011 includes adjustments of $74 relating to the Canadian pension and other postretirement benefit plans and $5 relating to foreign currency translation adjustments, both associated with the deconsolidation of our Canadian subsidiary (see Note 11 for more information), in addition to an adjustment of $2 associated with the termination of a non-qualified defined benefit pension plan in the United States (see Note 12 for more information). The components of accumulated other comprehensive income (loss) as of December 31, 2012 and 2011 are as follows:

	Successor	Predecessor
	2012	2011
Unrecognized gain (loss) on defined benefit plans, including tax expense of $0 and $44	$—	$(321)

	$—	$(321)

17. Other (Income) Expense

During 2010, we recognized asset impairment charges in other (income) expense of $210, including $196 during the fourth quarter of 2010 associated with the Whiting and Kimberly mills’ assets that were held for sale. Furthermore, during 2010 we recognized $(22) of income in other (income) expense for alternative fuel mixture tax credits.

18. Restructuring

Whiting Mill Closure

In February 2011, we permanently closed our Whiting, Wisconsin mill. Approximately 360 employees at the facility were affected. We made the decision to close the facility in order to better align capacity with demand for our product. As a result of this action, including the evaluation of capacity needs, during the fourth quarter of 2010, we recorded asset impairment charges for the Whiting mill and the previously-closed Kimberly mill of $196 in other (income) expense. In addition, during the fourth quarter of 2010, we recognized $2 of employee-related costs recorded in cost of sales. During 2011, we recognized $5 of employee-related costs recorded in cost of sales. During 2012 and 2011, we recognized $3 and $6 in cost of sales for contract termination and other closure related costs and we expect to recognize additional charges in cost of sales of approximately $2 for contract termination in 2013 as contract terms expire. The facility closure and related activities have been substantially completed during 2011. The severance and other closure costs require the outlay of cash while the asset impairment charge represents a non-cash charge.

The activity in the accrued restructuring liability relating to these actions for the years ended December 31, 2012 and 2011 was as follows:

	Closure Costs	Employee Costs
Balance accrued at December 31, 2010 (Predecessor)	$—	$2
Current charges	6	5
Payments	(6)	(6)

Balance accrued at December 31, 2011 (Predecessor)	—	1
Current charges	3	—
Payments	(3)	(1)

Balance accrued at December 31, 2012 (Successor)	$—	$—

19. Lease Obligations

We lease certain buildings, transportation equipment and office equipment under operating leases with terms of one to 10 years. Rental expense for the years ended December 31, 2012, 2011 and 2010 was $18, $20 and $22.

As of December 31, 2012, future minimum non-cancelable operating lease payments are as follows:

Operating Leases
2013	$5
2014	2
2015	2
2016	1
2017	1
Thereafter	—

Total minimum lease payments	$11

20. Related Party Transactions

Successor Company

The Goldman Sachs Group, a shareholder of NewPage Holdings, is the syndication agent for our Term Loan established as part of our exit financing. Upon emergence from Chapter 11, The Goldman Sachs Group also holds a board position on the NewPage Holdings board of directors. We paid financing fees of $9 to Goldman Sachs Lending Partners LLC in 2012 in relation to establishing the Term Loan facility, a portion of which were allocated by Goldman Sachs to the various lenders of the Term Loan. See Note 10.

J.P. Morgan Asset Management, a shareholder of NewPage Holdings, is the administrative agent and co-collateral agent for our Revolver established as part of our exit financing and served in both capacities with respect to our DIP Credit Agreement established as part of our debtor in possession financing during Chapter 11. We paid financing fees to J.P. Morgan in 2012 of $4 related to our DIP Credit Agreement and $8 related to our Revolver, a portion of which were allocated by J.P. Morgan to the various lenders of the Revolver and DIP Credit Agreement. See Note 10.

We believe that the terms of the above transactions and agreements were materially consistent with those terms that would have been obtained in an arrangement with unaffiliated third parties.

Predecessor Company

Funds and/or managed accounts affiliated with Cerberus owned a majority of the equity interests of NP Group. Cerberus retained consultants that specialize in operations management and support and who provided Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus has made the services of these consultants available to Cerberus portfolio companies, including NewPage. We believe that the terms of these consulting arrangements were materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. Activity related to Cerberus’ monitoring of their equity investment, such as non-independent director fees and expenses, were not charged to NP Group. We had commercial arrangements with other entities that were owned or controlled by Cerberus.

We were a party to various purchase and sale agreements with a subsidiary of Stora Enso, a 20% shareholder of the Predecessor Company. We believed that these transactions were on arms’-length terms and were not material to our results of operations or financial position. Stora Enso was also a guarantor related to our capital lease obligation.

21. Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income (ASU 2011-05). The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us beginning with our financial statements for the period ended December 31, 2012 and was applied on a retrospective basis. The adoption of this standard only impacted the presentation of our consolidated financial statements. Changes in ASU 2011-05 that related to the presentation of reclassification adjustments were deferred for 2012 and subsequently superseded by Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). ASU 2013-02 requires additional disclosure about the amounts being reclassified out of Accumulated other comprehensive income (loss) (“AOCI”) by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. This guidance is effective for us for annual and interim periods beginning January 1, 2013. The adoption of the provisions of ASU 2013-02 will only impact the presentation of our consolidated financial statements.

In July 2012, the FASB issued Accounting Standard Update No. 2012-02, Intangibles—Goodwill and Other (Topic 350) — Testing Indefinite-Lived Intangible Assets for Impairment. The new guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired as a basis to determining whether it is necessary to perform the required annual impairment test. This guidance is effective for us for annual and interim impairments tests performed beginning January 1, 2013. We do not expect the adoption of this standard to have a material impact on our consolidated financial position, results of operations and cash flows.

22. Selected Quarterly Information (Unaudited)

	Predecessor
In millions, including per share data	2012	2011
Sales(1) :
First	$760	$904
Second	759	888
Third	802	902
Fourth	810	808

Year	$3,131	$3,502

Gross Profit:
First	$37	$46
Second	31	1
Third	25	39
Fourth	23	41

Year	$116	$127

Net income (loss)(1)(2):
First	$(123)	$(88)
Second	84	(132)
Third	(47)	(174)
Fourth	1,344	(104)

Year	$1,258	$(498)

Net income (loss) per share, basic and diluted:
First	$(1.23)	$(0.88)
Second	0.84	(1.32)
Third	(0.47)	(1.74)
Fourth	13.44	(1.04)

(1)	2011 results include sales from NPPH operations of $102 for the first quarter, $106 for the second quarter and $79 for the third quarter. The losses generated in 2011 from the NPPH operations were $(9) in the first quarter, $(13) in the second quarter and $(19) in the third quarter. In the third quarter of 2011, we deconsolidated NPPH in connection with the CCAA proceedings, see Note 11.
(2)	2012 results include bankruptcy related charges of $32 in the first quarter. The second quarter of 2012 results include bankruptcy related charges of $15 and interest benefit related to the First-Lien Notes of $114 ($51 of interest accrued and expensed in the first quarter that was reversed in the second quarter as a result of management’s election not to continue paying interest on the First-Lien Notes and $63 of post-petition First-Lien Notes interest accrued and expensed in 2011 that was re-characterized as a principal reduction, see Notes 2 and 3). Third quarter 2012 results include a reduction in interest expense of $85 due to bankruptcy related changes in debt, see Note 3. Fourth quarter 2012 results include bankruptcy related benefits of $1,362 and reduction in interest expense of $102 due to bankruptcy related changes in debt, see Note 3.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

MARCH 31, 2013 AND DECEMBER 31, 2012

Dollars in millions, except per share amounts

	Successor
	Mar. 31, 2013	Dec. 31, 2012
ASSETS
Cash and cash equivalents	$9	$43
Accounts receivable	234	220
Inventories (Note 3)	521	472
Other current assets	26	41

Total current assets	790	776
Property, plant and equipment, net of accumulated depreciation of $44 as of March 31, 2013 and $0 as of December 31, 2012	1,284	1,314
Other assets	121	124

TOTAL ASSETS	$2,195	$2,214

LIABILITIES AND EQUITY
Accounts payable	$170	$193
Other current liabilities	116	123
Current maturities of long-term debt (Note 4)	10	5

Total current liabilities	296	321
Long-term debt (Note 4)	503	485
Other long-term obligations	594	595
Commitments and contingencies (Note 8)

EQUITY
Preferred stock, 100,000 shares authorized $0.001 per share par value	—	—
Common stock, 16,000,000 shares authorized 7,080,000 shares issued and outstanding, $0.001 per share par value	—	—
Additional paid-in capital	813	813
Accumulated deficit	(11)	—

Total equity	802	813

TOTAL LIABILITIES AND EQUITY	$2,195	$2,214

See notes to condensed consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

FIRST QUARTER ENDED MARCH 31, 2013 AND 2012

Dollars in millions, except per share amounts

	Successor	Predecessor
	First Quarter Ended Mar. 31, 2013	First Quarter Ended Mar. 31, 2012
Net sales	$756	$760
Cost of sales	715	723
Selling, general and administrative expenses	41	33
Interest expense	11	112

Income (loss) before reorganization items and income taxes	(11)	(108)
Reorganization items, net	—	33

Income (loss) before income taxes	(11)	(141)
Income tax (benefit)	—	(18)

Net income (loss)	$(11)	$(123)

Net income (loss) per share:
Basic and diluted	$(1.50)	$(1,231,811)

Weighted average common shares outstanding:
Basic and diluted	7,080,000	100

See notes to condensed consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

FIRST QUARTER ENDED MARCH 31, 2013 AND 2012

Dollars in millions

	Successor	Predecessor
	First Quarter Ended Mar. 31, 2013	First Quarter Ended Mar. 31, 2012
Net income (loss)	$(11)	$(123)
Other comprehensive income (loss), net of tax:
Defined-benefit postretirement plans:
Change in net actuarial gains (losses)	—	2
Cash-flow hedges:
Change in unrealized gains (losses)	—	(1)

Other comprehensive income (loss), net of tax	—	1

Comprehensive income (loss)	$(11)	$(122)

See notes to condensed consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) (unaudited)

FIRST QUARTER ENDED MARCH 31, 2013

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2012 (Successor)	7,080,000	$—	$813	$—	$—	$813
Net income (loss)				(11)		(11)

Balance at March 31, 2013 (Successor)	7,080,000	$—	$813	$(11)	$—	$802

FIRST QUARTER ENDED MARCH 31, 2012

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2011 (Predecessor)	100	$—	$812	$(1,676)	$(321)	$(1,185)
Net income (loss)				(123)		(123)
Other comprehensive income (loss)					1	1

Balance at March 31, 2012 (Predecessor)	100	$—	$812	$(1,799)	$(320)	$(1,307)

See notes to condensed consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

FIRST QUARTER ENDED MARCH 31, 2013 AND 2012

Dollars in millions

	Successor	Predecessor
	First Quarter Ended Mar. 31, 2013	First Quarter Ended Mar. 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(11)	$(123)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	46	60
Non-cash interest expense	2	56
(Gain) loss on disposal of assets	—	1
U.S. pension expense	1	8
U.S. pension funding	(4)	(9)
Equity award expense (Note 5)	4	—
Debtor in possession financing costs	—	4
Change in operating assets and liabilities	(80)	(141)

Net cash provided by (used for) operating activities	(42)	(144)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(14)	(12)
Restricted cash	—	1

Net cash provided by (used for) investing activities	(14)	(11)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financing costs	(1)	—
Repayments of long-term debt	(1)	—
Borrowings on revolving credit facility	38	—
Payments on revolving credit facility	(14)	—
Proceeds from debtor in possession financing	—	85
Repayments of debtor in possession financing	—	(60)
Debtor in possession financing costs	—	(4)

Net cash provided by (used for) financing activities	22	21
Net increase (decrease) in cash and cash equivalents	(34)	(134)
Cash and cash equivalents at beginning of period	43	142

Cash and cash equivalents at end of period	$9	$8

See notes to condensed consolidated financial statements.

NEWPAGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Dollars in millions, except per share amounts

1.	ORGANIZATION AND BASIS OF PRESENTATION

NewPage Holdings Inc. (“NewPage Holdings”) is a holding company that owns all of the outstanding capital stock of NewPage Investment Company LLC (“NewPage Investment”), which is a holding company that owns all of the outstanding capital stock of NewPage Corporation (“NewPage”). NewPage and its subsidiaries are engaged in manufacturing, marketing and distributing printing papers used primarily for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated, uncoated, supercalendered and specialty papers and market pulp. Our products are manufactured at multiple mills in the United States and are supported by multiple distribution and converting locations. We operate within one operating segment. The interim condensed consolidated financial statements include the accounts of NewPage Holdings and all entities it controls. All intercompany transactions and balances have been eliminated. Unless the context provides otherwise, the terms “we,” “our” and “us” refer to NewPage Holdings and its consolidated subsidiaries.

These interim condensed consolidated financial statements have not been audited. However, in the opinion of management, these financial statements include all normal recurring adjustments necessary for a fair statement in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in annual financial statements presented in accordance with U.S. GAAP have been condensed or omitted. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The December 31, 2012 condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. The accompanying financial statements should be read in conjunction with the annual financial statements and notes thereto included in our annual report for the year ended December 31, 2012.

Creditor Protection Proceedings

On September 7, 2011, NewPage, and certain of its U.S. subsidiaries commenced voluntary cases (“Chapter 11 Proceedings”) under Chapter 11 of the United States Bankruptcy Code, as amended (“Chapter 11”), in the United States Bankruptcy Court for the District of Delaware (Case Nos. 11-12804 through 11-12817) (“Bankruptcy Court”). NewPage and its debtor subsidiaries successfully emerged from the Chapter 11 Proceedings on December 21, 2012.

Basis of Presentation

During the Chapter 11 Proceedings and upon emergence from Chapter 11, NewPage applied the guidance in Financial Accounting Standards Board Accounting Standards Codification 852, Reorganizations (“ASC 852”), in preparing its consolidated financial statements. This guidance does not change the manner in which financial statements are prepared. However, it requires that the financial statements, for periods during the Chapter 11 Proceedings, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Furthermore, in accordance with ASC 852, fresh start accounting was required upon our emergence from the Chapter 11 Proceedings. We elected to apply fresh start accounting effective December 31, 2012 (the “Convenience Date”), to coincide with the timing of our normal December accounting period close.

The implementation of the Chapter 11 plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in our consolidated financial statements and resulted in our becoming a new entity for financial reporting purposes. Accordingly, our consolidated financial statements for periods prior to December 31, 2012 will not be comparable to our consolidated financial statements as of December 31, 2012 or for periods subsequent to December 31, 2012. References to “Successor” or “Successor Company” refer to NewPage Holdings on or after December 31, 2012, after giving effect to the implementation of the Chapter 11 plan and the application of fresh start accounting. References to “Predecessor” or “Predecessor Company” refer to NewPage prior to December 31, 2012.

Pursuant to fresh start accounting, all assets and liabilities reflected on our condensed consolidated balance sheet as of December 31, 2012 were recorded at fair value except for deferred income taxes and pension and other postretirement projected benefit obligations. Except for the impact of the application of fresh start accounting on the carrying values of our assets and liabilities as of December 31, 2012 and the change in accounting policy for maintenance costs for planned major maintenance shutdowns, the accounting policies adopted by the Successor Company and applied to the carrying values of our assets and liabilities reflected in our condensed consolidated balance sheet as of March 31, 2013 were consistent with the Predecessor Company’s significant accounting policies, as disclosed in our annual report for the year ended December 31, 2012.

2.	CHAPTER 11 RELATED DISCLOSURES

Disputed Claims

While we resolved most of our claims during the Chapter 11 Proceedings, some claims remain in dispute. Disputed claims that are not administrative, priority or secured claims will be resolved by the litigation trust, and any resolution of those claims should not impact us. We will make a cash payment to a claimant if and to the extent that a disputed claim is allowed and the claimant is entitled to a cash payment on account of the claim (e.g., administrative, priority and other secured claims). We continue to work to resolve disputed cash claims, including the identification of cash claims that we believe should be disallowed because they are duplicative, were later amended or superseded, are without merit, are overstated or for other reasons. Included in accounts payable as of March 31, 2013 and December 31, 2012, is a liability of approximately $3 and $22 for the fair value of the estimated cash settlement of disputed cash claims, including allowed claims and estimated cash recoveries.

Reorganization items, net

ASC 852 requires separate disclosure of reorganization items such as realized gains and losses from the settlement of pre-petition liabilities, provisions for losses resulting from the reorganization and restructuring of the business, as well as professional fees and other expenses directly related to the reorganization process under the Chapter 11 Proceedings.

Reorganization items, net consist of:

Predecessor
First Quarter Ended Mar. 31, 2012
Professional fees(1)	$13
Debtor in possession financing costs(2)	4
Provision for rejected executory contracts(3)	15
Other	1

$33

(1)	Professional fees directly related to the Chapter 11 Proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, accounting and other professional fees and including certain professional fees incurred by our creditors in connection with the Chapter 11 Proceedings, as required by the Bankruptcy Court.
(2)	Debtor in possession financing costs incurred in connection with entering into the debtor in possession credit agreement.
(3)	Provision for rejected executory contracts for estimated claims primarily related to the repudiation of supply contracts.

3.	INVENTORIES

Inventories as of March 31, 2013 and December 31, 2012 consist of:

	Successor
	Mar. 31, 2013	Dec. 31, 2012
Finished and in-process goods	$319	$301
Raw materials	124	98
Stores and supplies	78	73

	$521	$472

If inventories had been valued at current costs, they would have been valued at $492 at March 31, 2013.

4.	LONG-TERM DEBT

The balances of long-term debt as of March 31, 2013 and December 31, 2012 are as follows:

	Successor
	Mar. 31, 2013	Dec. 31, 2012
Revolving credit facility	$24	$—
Floating rate senior secured term loan (LIBOR plus 6.50%)	489	490

Total long-term debt, including current portion	513	490
Current portion of long-term debt	10	5

Long-term debt	$503	$485

5.	EQUITY

We sponsor a long-term incentive plan to provide for the granting of stock-based compensation to certain directors, officers and other key employees. Outstanding grants generally become exercisable over a four year service period and the awards meet liability classification requirements and will be re-measured at fair value as of each balance sheet date with the cumulative effect of changes in fair value recognized in the period of change as an adjustment to compensation expense. During the first quarter of 2013, we granted 219,301 stock options with a weighted average exercise price per share of $129.68 and 43,758 restricted stock units with a weighted average grant date fair value per share of $108.72. As of March 31, 2013, we had $32 of compensation expense not yet recognized related to non-vested stock awards. The weighted average period that this compensation cost will be recognized is 3.8 years.

There were no stock awards vested and no stock awards exercisable as of March 31, 2013. Total stock compensation expense for all stock based awards for the first quarter of 2013, was $4.

6.	RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

A summary of the components of net periodic costs for the first quarter ended March 31, 2013 and 2012 is as follows:

Pension Plans

	Successor	Predecessor
	First Quarter Ended Mar. 31, 2013	First Quarter Ended Mar. 31, 2012
Service cost	$4	$5
Interest cost	15	16
Expected return on plan assets	(18)	(18)
Amortization of net loss	—	5

Net periodic cost	$1	$8

Other Postretirement Plans

	Successor	Predecessor
	First Quarter Ended Mar. 31, 2013	First Quarter Ended Mar. 31, 2012
Service cost	$—	$1
Interest cost	1	1
Amortization of net prior service cost (credit)	—	(4)

Net periodic cost (income)	$1	$(2)

7.	INCOME TAXES

Unrecognized tax benefits decreased by $54 during the first quarter ended March 31, 2013 due to the settlement of a tax examination. This adjustment resulted in a corresponding increase in the valuation allowance and therefore did not impact reported earnings.

For the first quarter ended March 31, 2013 and 2012, we recorded a valuation allowance against our net deferred income tax benefit for federal income taxes and for certain states as it was more likely than not that we would not realize those benefits.

8.	COMMITMENTS AND CONTINGENCIES

We are involved in various litigation and administrative proceedings that arise in the ordinary course of business. We believe the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of the combined, will not have a material adverse effect on our financial condition, results of operation or liquidity.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.	Financial Statements and Exhibits

(a)(1) Financial Statements

See Index to Financial Statements beginning on Page 64.

(b)(1) Financial Statement Schedules

The information required to be submitted in the Financial Statement Schedules for NewPage Holdings and NewPage and consolidated subsidiaries has either been shown in the financial statements or notes, or is not applicable or required under Regulation S-X; therefore, those schedules have been omitted.

(b)(2) Exhibits

The following documents are filed as exhibits thereto:

Exhibit No.	Description

2.1*	Order Confirming Debtors’ Modified Fourth Amended Joint Chapter 11 Plan

2.2*	Debtors’ Modified Fourth Amended Joint Chapter 11 Plan

2.3*	Exhibits to the Plan supplement to the Debtors’ Fourth Amended Joint Chapter 11 Plan

2.4*	Amended Plan Supplement to the Debtors’ Modified Fourth Amended Joint Chapter 11 Plan

3.1*	Certificate of Amended and Restated Certificate of Incorporation of NewPage Holdings Inc.

3.2*	Bylaws of NewPage Holdings Inc.

4.1*	Stockholders Agreement dated December 21, 2012, among NewPage Holdings Inc. and stockholders

10.1*	Credit and Guaranty Agreement dated as of December 21, 2012 among NewPage Corporation, NewPage Investment Company LLC, Certain Subsidiaries of NewPage Corporation, as Guarantors, Various Lenders, Goldman Sachs Lending Partners LLC, J.P. Morgan Securities LLC and Barclays Bank PLC, as Joint Lead Arrangers and Joint Bookrunners, Goldman Sachs Lending Partners LLC, as Syndication Agent, Barclays Bank PLC as Administrative Agent and Collateral Agent, and J.P. Morgan Securities LLC, as Documentation Agent for the $500,000,000 Senior Secured Exit Term Loan

10.2*	Credit Agreement dated as of December 21, 2012 among NewPage Corporation, the other Credit Parties Party Hereto, The Lenders Party Hereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Goldman Sachs Lending Partners LLC, as Syndication Agent and Barclays Bank PLC and UBS Securities LLC as Co-Documentation Agents and J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC, Wells Fargo Bank, National Association, and Barclays PLC as Joint Bookrunners and Joint Lead Arrangers.

10.3+*	Employment Agreement dated December 13, 2012, between NewPage Corporation and Daniel A. Clark

10.4+*	Employment Agreement dated December 13, 2012, between NewPage Corporation and Jay A. Epstein

Exhibit No.	Description

10.5+*	Employment Agreement dated December 13, 2012, between NewPage Corporation and Laszlo M. Lukacs

10.6+*	Employment Agreement dated December 13, 2012, between NewPage Corporation and George F. Martin

10.7+*	Employment Agreement dated February 18, 2013, between NewPage Corporation and David L. Santez

10.8+*	Employment Agreement dated December 13, 2012, between NewPage Corporation and James C. Tyrone

10.9+*	Agreement dated December 20, 2012, between NewPage Corporation and Mark A. Angelson

10.10*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Robert M. Amen

10.11*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Mark A. Angelson

10.12*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Robert J. Bass

10.13*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Daniel A. Clark

10.14*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Lisa J. Donahue

10.15*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Jay A. Epstein

10.16*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Paul E. Huck

10.17*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Laszlo M. Lukacs

10.18*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and George F. Martin

10.19*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and John F. McGovern

10.20*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and Eric D. Muller

10.21*	Director and Officer Indemnification Agreement dated March 1, 2013 by and between NewPage Corporation and David L. Santez

10.22*	Director and Officer Indemnification Agreement dated December 21, 2012 by and between NewPage Corporation and James C. Tyrone

10.23+*	NewPage Holdings Inc. 2012 Long-Term Incentive Plan

10.24+*	Form of NewPage Holdings Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Award Agreement

10.25+*	Form of NewPage Holdings Inc. 2012 Long-term Incentive Plan Stock Option Award Agreement

14.1*	NewPage Code of Conduct

14.2*	Related Party Transactions Policy

21.1*	Subsidiaries of NewPage Holdings Inc.

+	Management contract or compensatory plan or arrangement.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NewPage Holdings Inc.

By:	/s/ Jay A. Epstein
Name: Jay A. Epstein
Title: Senior Vice President, Chief Financial Officer and Assistant Secretary

Date: July 11, 2013